Form 10-K, Exhibit 13
period 1993-12-31
CENTRAL LOUISIANA ELECTRIC CO INC
filed 1994-03-31
CIK 18672

                                                                EXHIBIT 13
                  CENTRAL LOUSIANA ELECTRIC COMPANY, INC.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                         RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net income applicable to common stock for 1993 totaled $39.8 million, or $1.78 per share, a decrease of $0.15 from 1992 earnings of $1.93 per share. Earnings for 1991 were $43.0 million, or $1.92 per share. The decline in net income in 1993 was the result of a $0.31 per share restructuring charge. The charge was partially offset by lower interest expense and a 3.5% increase in kilowatt-hour sales due in part to favorable weather compared with the previous year. Results for 1992 were influenced by a full year of service to the city of Opelousas, milder summer weather, lower interest expenses and higher operating expenses.

REVENUES AND SALES

    Total revenues include fuel cost recovery and base revenues. Changes in revenues and kilowatt-hour sales were as follows:

                                                 INCREASE (DECREASE)
                                                   FROM PRIOR YEAR
                                                    (IN MILLIONS)
        REVENUES                                  1993        1992
Change attributable to:
    Volume of sales to regular customers        $  7.0        $ 3.6
    Recovered purchased power and fuel costs    $ 23.8        $ 4.7

                                              1993                 1992
                                        MILLION      %       MILLION      %
             SALES                        KWH      CHANGE      KWH      CHANGE
Regular customers:
    Residential                          2,470       5.0      2,353       1.7
    Commercial                           1,109       4.4      1,062       1.8
    Industrial                           2,005       1.7      1,972       2.3
    Other                                  463      (2.9)       477       2.8
    Sales for resale                       175      19.9        146       3.5
Total sales to regular customers         6,222       3.5      6,010       2.1
Short-term sales to other utilities        266     202.3         88     (27.3)
Total kilowatt-hour sales                6,488       6.4      6,098       1.5

     The Company's base rates did not change in 1993 or 1992. Revenues associated with fuel costs increased in 1993 and 1992 due primarily to a rise in natural gas prices since 1991. Revenues from short-term sales to other utilities are used to reduce the cost of fuel and purchased power. Net income is not affected by changes in the cost of fuel and purchased power because these costs are recovered in revenues from customers through fuel adjustment clauses.

     Kilowatt-hour sales are significantly influenced by the weather. Both summer and winter temperatures were more favorable for sales during 1993 as compared to 1992. About half of the increase in sales to regular customers in 1992 was from the city of Opelousas, which was added to the system in mid-1991.

     During the past five years, sales growth averaged 2.9% per year. During the next five years, retail sales growth is expected to range from 2% to 2.5%. The levels of future sales will depend upon weather conditions, customer conservation efforts, the Company's retail marketing and business development programs and the overall economy of the service area. Sales to industrial customers are also affected by the national economy and worldwide demand for wood products, since the Company's two largest customers are producers of such products. In general, issues facing the electric utility industry that could affect sales include deregulation, increased competition, retention of large industrial customers and municipal franchises, transmission access and demand side management programs.

     In 1993 the Company signed an agreement with the city of St. Martinville to provide wholesale service beginning in 1995. Sales to the city will result in 13 megawatts of additional load through the year 2000. The contract has been filed with the Federal Energy Regulatory Commission (FERC) for approval. The Louisiana Energy and Power Authority, the city of Lafayette and the American Public Power Association have intervened before the FERC asserting unduly preferential, discriminatory and predatory pricing. The Company is contesting these assertions.

     In July 1994 a nonexclusive municipal franchise affecting about 6,000 customers, or about 2.8% of the Company's customers, will expire. The Company has begun negotiations for a new franchise, but the city administration has indicated that it may seek ownership of the Company's electric system within the city limits by condemnation or otherwise. The outcome of the continuing negotiations for the franchise is uncertain, but the Company will contest any attempt to acquire its customers or local electric system.

     In December 1992 England Air Force Base (EAFB) at Alexandria was closed. In 1992 base revenues from EAFB totaled $1.2 million. The air base property is now managed by a public authority comprised of local community leaders responsible for developing and implementing a reuse plan for base facilities. A national trucking company has relocated its training facility to the site and the U.S. Army has contracted to use a portion of the property for military training exercises. In 1993 the airfield and control tower reopened for commercial use. Other companies are considering the site for possible use.

FUEL AND PURCHASED POWER

Changes in fuel and purchased power expenses reflect fluctuations in generation mix, fuel costs, availability of economy power and deferral of expenses for recovery from customers through fuel adjustment clauses in subsequent months.

     The Company obtains natural gas, coal and lignite under long-term contracts and purchases natural gas on the spot market when prices are advantageous. Power is purchased from other utilities when the purchase price is less than the Company's cost to generate or when needed to meet system requirements.

RESTRUCTURING

A six-month organizational effectiveness study was completed in 1993 which identified opportunities to improve Company operations and provide better service to customers. As a result of the study, the Company's organizational structure was streamlined, reflecting a reduction of up to 150 positions. So far, about 100 positions have been eliminated through enhanced early retirement and voluntary severance programs that were offered to eligible employees. The costs associated with restructuring resulted in a charge to earnings of $10.9 million, or $7.0 million on an after-tax basis, consisting mainly of long-term employee benefit obligations. Future benefit plan costs will not be affected significantly by the effects of the restructuring. The restructuring will benefit the Company in future years through reductions in operating costs and accompanying improvements in work processes.

NONFUEL OPERATING EXPENSES AND INCOME TAXES

The changes in nonfuel operating expenses for 1993 and 1992 were as follows:

                                INCREASE (DECREASE) FROM PRIOR YEAR
                                        (IN THOUSANDS, EXCEPT %)
                                       1993                 1992
Other operation              $ (1,232)      (2.4)% $ 2,845        5.8%
Maintenance                  $ (1,216)      (4.6)% $   438        1.7%
Depreciation                 $  2,474        7.1%  $   832        2.4%
Other taxes                  $  1,556        6.1%  $ 2,501       10.9%
Income taxes                 $    970        5.2%  $  (323)      (1.7)%

In 1993 other operation expenses decreased due to the recognition of pension plan income on the accrual basis and the amortization of prior regulatory liabilities of $5.4 million related to the pension plan over a five-year period. This presentation was approved by the Louisiana Public Service Commission (LPSC) staff, subject to review by the LPSC in future proceedings. Maintenance expenses declined mainly because of delays in maintenance projects attributable to the restructuring. Depreciation expenses reflect the amortization of the tax effect on prior years' AFUDC resulting from a new accounting standard implemented January 1, 1993, and the completion of a large transmission project in 1993 and other additions to utility plant balances. Other taxes increased primarily due to additional property taxes resulting from the expiration of a tax exemption on a generating unit and normal additions to utility plant. Income taxes reflect the increase in the federal tax rate in 1993.

     In 1992 the increase in other operation expenses reflects the early termination of an interest rate swap, the start-up of the organizational effectiveness study and increases in employee benefit costs. Maintenance expenses in total were slightly higher because of Hurricane Andrew. Other taxes increased in 1992 due to higher assessed property values and millages and additional state franchise taxes. Other taxes also increased because of higher municipal franchise taxes due to higher revenues, renegotiated franchise agreements at higher rates and a full year of franchise payments to the city of Opelousas. Income tax expense, like net income, did not change significantly in 1992.

     A number of parishes have attempted in recent years to impose franchise fees on retail revenues earned within the unincorporated areas served by the Company. If the parishes are ultimately successful, taxes other than income taxes could increase substantially in future years.

INTEREST INCOME AND EXPENSE

During 1992 a note receivable and equity investments held by the Company were redeemed by the issuers. Interest income declined in 1993 and the latter part of 1992 as these funds were reinvested by the Company at lower rates.

     Interest expense declined in 1993 and 1992 as the Company redeemed higher cost debt. The Company refunded $34 million of high coupon debt and reduced short-term debt levels by about $35 million in 1993 by issuing long-term debt. In 1992 $96.7 million of debt was refinanced by issuing lower-cost debt and by using temporary investments. The decline in total debt in 1992, together with lower interest rates on the new debt and on variable-rate debt in 1993 and 1992, reduced interest expense in both years.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

AFUDC represents the estimated cost of financing construction work-in-progress and is not a current source of cash. A return on and recovery of AFUDC is generally permitted by regulatory bodies in setting rates charged for utility services. Prior to 1993 AFUDC was recorded on a net-of-tax basis; but beginning in 1993 AFUDC was recorded on a pre-tax basis as required by a new accounting standard. For 1993, $1 million of the increase in total AFUDC is due to the effect of the change to a pre-tax method. The increase in 1992 is primarily due to higher accruals on cumulative construction work-in-progress. AFUDC accounted for 7.6% of net income applicable to common stock in 1993, as compared to 4.5% in 1992 and 2.3% in 1991.

EARNINGS PER SHARE

Common stock equivalents during the three-year period ended 1993 had no material annual dilutive effect on net income per common share. The Company expects that the effects of the Incentive Stock Option Plan and the Employee Stock Ownership Plan (ESOP) will dilute earnings per share by about 3%-4% in 1994. Therefore, both primary and fully-diluted earnings per share are expected to be presented in Consolidated Statements of Income beginning in 1994.

                          FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Financing for construction requirements and operational needs is dependent upon the cost and availability of external funds through capital markets and from financial institutions. Access to funds is dependent upon factors such as general economic conditions, regulation and the Company's credit rating.

     Since 1990 the Company has participated in a program where up to $35 million of receivables can be sold on an ongoing basis. The amount of receivables that may be sold at any time depends upon seasonal fluctuations in the amount of eligible receivables. The program is presently scheduled to continue through April 1995.

     The Company has an effective shelf registration statement and all regulatory approvals necessary to issue up to $50 million of debt and $50 million of preferred stock.

     At December 31, 1993 and 1992, the Company had $28.4 million and $63.9 million of short-term debt outstanding in the form of commercial paper borrowings and bank loans. A $100 million revolving credit facility, which provides support for the issuance of commercial paper, is presently scheduled to continue through July 1996. Uncommitted lines of credit with banks totaling $23 million are available to meet short-term working capital needs. (See Note E to consolidated financial statements.) Additionally, at December 31, 1993, an unregulated subsidiary of the Company had $18 million of cash and marketable securities.

     In order to take advantage of the potential benefits inherent in a larger energy system, the Company may use available investments, issue additional debt or issue equity securities to finance growth opportunities.

CASH GENERATION AND CASH REQUIREMENTS

During 1993 the Company generated $76.2 million of cash flows from operating activities as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities results primarily from net income adjusted for noncash charges to income and changes in certain assets and liabilities. Net cash used in investing activities is related to additions to utility plant and changes in utility and nonutility investments. Net cash used in financing activities results principally from the payment of dividends to shareholders and long-term financing activities. The decrease in net cash used in financing activities in 1993 was primarily due to the Company's purchase of the ESOP note in 1992.

     In recent years the construction program has consisted primarily of enhancements to the transmission and distribution systems. Expenditures, excluding AFUDC, totaled $48 million in 1993 and $62 million in 1992. In 1992 Hurricane Andrew severely damaged the southwestern portion of the Company's service territory. The cost of reconstruction totaled about $17 million. Approximately $14 million of the cost was capitalized and is being depreciated at about 3% annually; about $1 million of repairs was charged to the storm damage reserve; and the balance was recognized as operation and maintenance expense.

     Construction expenditures for 1994 are estimated to be $52 million, excluding AFUDC, and for the five-year period ending 1998 are expected to total $278 million, excluding AFUDC. The projected expenditures for the five-year period ending 1998 include about $9 million for the refurbishment of a retired natural gas unit and demand side management program costs required to keep the Company's capacity margins at acceptable levels through the five-year construction forecast period. Also included in the projected expenditures is about $15 million of initial construction costs for generating capacity requirements after 1998.

     Scheduled maturities of debt and preferred stock will total about $1 million for 1994 and approximately $48 million for the five-year period ending 1998. If economical, certain issues of debt may be refinanced in 1994, and the Company may require additional funds to purchase outstanding shares of common stock on the open market as part of a $30 million buyback plan begun in 1991. No shares were purchased in 1993 or 1992, but $6.6 million was used in 1991 to reacquire common shares.

     In 1993 about 90% of total construction requirements was funded internally as compared to 70% in 1992 and 100% in 1991. Without the costs of restructuring in 1993 and reconstruction costs required by Hurricane Andrew in 1992, construction requirements in both years would have been substantially funded with internally generated funds. In 1994 and for the five-year period ending 1998, essentially all construction requirements are expected to be funded internally. Other capital requirements for 1993 and 1992 were funded by the issuance of debt and in 1992 by the use of temporary investments.

CHANGES IN DEFERRED INCOME TAXES, PREPAYMENTS AND DEFERRED CHARGES

The increases in accumulated deferred taxes and the associated increases in prepayments and deferred credits are primarily attributable to the implementation of a new method of accounting for income taxes. A new accounting standard, implemented January 1, 1993, required the recognition of deferred taxes and regulatory assets and liabilities for items which had not been previously recognized because of ratemaking treatment. These regulatory assets and liabilities will be realized over the accounting lives of the related properties to the extent past ratemaking practices are continued by regulators.

RETAIL RATES

Retail rates, which are regulated by the LPSC, account for 95% of total revenues. Fuel costs and monthly fuel adjustment billing factors are subject to audit by the LPSC. The LPSC establishes base rates for the Company which reflect nonfuel costs, including the cost of capital, and sales. In the past the Company has sought increases in base rates to reflect the cost of service related to plant facility additions and increases in operating costs. If the Company were to request an increase in its rates and adequate rate relief were not granted on a timely basis, the Company's ability to attract capital at reasonable costs to finance its operations and capital improvements may be impaired.

     The LPSC has elected to review the earnings of all electric, gas, water and telecommunication utilities regulated by it to determine if the returns on equity of these companies may be higher than returns that might be awarded in the current economic environment. The Company expects to be reviewed in early 1995 and believes its current return on equity is in line with business conditions.

INFLATION

The Company is a capital-intensive electric utility. As such, it is affected by inflation since depreciation, which is based on the historical cost of assets, will in all likelihood not fully reflect the cost of replacing assets. Although the cost of fuel used for electric generation is a major component of total costs, the Company is not exposed to the effects of inflation in fuel prices since fuel costs are recovered from customers through fuel adjustment clauses.

NEW ACCOUNTING STANDARDS

On January 1, 1994, the Company adopted Statement of Financial
Accounting Standards (SFAS) No. 112, Employers' Accounting for
Postemployment Benefits, and

SFAS No. 115, Accounting for Certain Investments in Debt and Equity. The adoption of these standards will not have a significant effect on the Company's financial condition or the results of its operations.

ENVIRONMENTAL MATTERS

The Company is subject to federal, state and local laws and regulations with regard to protection of the environment. Violations may result in substantial fines and penalties. To the best of management's knowledge, the Company has obtained all environmental permits necessary for its operations and is in substantial compliance with all applicable environmental laws and regulations.

     In 1986 the Company was one of a number of companies named by the Environmental Protection Agency as potentially responsible parties for the cleanup of a site in Missouri previously operated by an authorized PCB (polychlorinated biphenyl) processor. The Company is participating with other parties in the cleanup of this site and all anticipated costs have been funded.

     In 1993 McDermott, Inc. filed a third-party complaint in federal court requesting that the Company and over 200 other entities be held jointly and severally liable for the costs of removal and disposal of chemicals at a site near Livingston, Louisiana. McDermott is also seeking indemnification for possible damages, if any, resulting from a class action suit filed against it alleging personal injuries caused by substances delivered to the site from 1962 to 1984. The Company's investigation found no evidence that it disposed of any wastes at the site during that period, and in January 1994, the Company was dismissed without prejudice from these proceedings.

     The 1995 implementation of phase I of the 1990 National Clean Air Act will not require the Company to reduce sulfur emissions at its solid-fuel generating units, which either burn low-sulfur coal or utilize pollution control equipment. However, the Company expects to spend about $3 million to complete the installation of continuous monitoring equipment on its generating units. Phase II of the legislation, effective in 2000, involves more stringent limits on emissions, which should not significantly affect the way the Company's generating units are operated. However, some capital investment may be necessary in order to comply with phase II requirements.

                     CONSOLIDATED STATEMENTS OF INCOME

                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31            1993         1992         1991

OPERATING REVENUES                       $382,433     $351,613     $343,350
Operating expenses
    Fuel used for electric generation     119,197      113,944      114,431
    Power purchased                        28,088        9,647        4,515
    Other operation                        50,693       51,925       49,080
    Restructuring charge                   10,851
    Maintenance                            24,991       26,207       25,769
    Depreciation                           37,292       34,818       33,986
    Other taxes                            27,011       25,455       22,954
    Federal and state income taxes         19,565       18,595       18,918
                                          317,688      280,591      269,653
OPERATING INCOME                           64,745       71,022       73,697
Interest income                               358        1,937        2,649
Allowance for other funds used during
  construction                              2,556        1,412          642
Other income (expense), net                   (88)        (642)        (873)
INCOME BEFORE INTEREST CHARGES             67,571       73,729       76,115
Interest charges
    Interest on debt and other             24,839       27,746       30,425
    Allowance for borrowed funds used
      during construction                    (482)        (538)        (357)
    Amortization of debt discount,
      premium and expense, net              1,402        1,282        1,118
                                           25,759       28,490       31,186
NET INCOME                                 41,812       45,239       44,929
Preferred dividend requirements, net        1,985        2,229        1,972
NET INCOME APPLICABLE TO COMMON STOCK    $ 39,827     $ 43,010     $ 42,957
AVERAGE SHARES OF COMMON STOCK
  OUTSTANDING                          22,350,475   22,279,852   22,361,852
NET INCOME PER AVERAGE COMMON SHARE         $1.78        $1.93        $1.92
CASH DIVIDENDS PAID PER SHARE OF
  COMMON STOCK                             $1.410       $1.370       $1.325

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                       CONSOLIDATED BALANCE SHEETS
                                              (IN THOUSANDS)
AT DECEMBER 31                                1993           1992
ASSETS
Utility plant
    Property, plant and equipment        $ 1,241,147    $ 1,178,273
    Accumulated depreciation                (379,753)      (356,659)
                                             861,394        821,614
    Construction work-in-progress             33,642         57,342
        Total utility plant, net             895,036        878,956
Investments and other assets                  20,197         23,771
Current assets
    Cash and cash equivalents                  5,802          1,798
    Accounts receivable, net
        Customer                               3,981          1,280
        Other                                  6,720          6,766
    Unbilled revenues                          1,506          1,122
    Fuel inventory, at average cost           11,898          8,215
    Material and supplies inventory,
      at average cost                         14,007         12,495
    Prepayments and other                      2,218          1,724
        Total current assets                  46,132         33,400
Prepayments and deferred charges             162,196         37,349
Accumulated deferred federal and
  state income taxes                          38,074          4,744
                                         $ 1,161,635    $   978,220
CAPITALIZATION AND LIABILITIES
Common shareholders' equity
    Common stock, $2 par value,
      authorized 50,000,000 shares,
      issued 22,708,874 and
      22,634,081 shares at December
      31, 1993 and 1992, respectively    $    45,418    $    45,268
    Premium on capital stock                 112,829        111,811
    Retained earnings                        200,908        192,637
    Treasury stock, at cost, 326,380
      and 328,334 shares at December
      31, 1993 and 1992, respectively         (6,600)        (6,639)
                                             352,555        343,077
Preferred stock not subject to
  mandatory redemption                        30,982         31,023
Preferred stock subject to mandatory
  redemption                                   7,242          7,400
Deferred compensation related to
  preferred stock held by ESOP               (26,118)       (28,306)
Long-term debt                               351,087        310,814
        Total capitalization                 715,748        664,008
Commitments and contingencies (Notes
  C, E, F, I and K)
Current liabilities
    Short-term debt                           28,373         63,870
    Long-term debt due within one
      year                                       790            649
    Accounts payable                          40,653         42,216
    Customer deposits                         18,638         17,771
    Taxes accrued                              5,069          2,697
    Interest accrued                           8,329          7,285
    Accumulated deferred fuel                  5,315          3,446
    Other                                      2,355          2,637
        Total current liabilities            109,522        140,571
Deferred credits
    Accumulated deferred federal and
      state income taxes                     224,151        116,690
    Accumulated deferred investment
      tax credits                             36,806         38,632
    Other                                     75,408         18,319
        Total deferred credits               336,365        173,641
                                         $ 1,161,635    $   978,220

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    (IN THOUSANDS)
FOR THE YEARS ENDED DECEMBER 31               1993          1992          1991

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                $41,812       $45,239       $44,929
  Adjustments to reconcile net income
    to net cash provided by operating
    activities
      Depreciation and amortization          37,940        36,299        35,335
      Allowance for funds used during
        construction                         (3,038)       (1,950)         (999)
      Amortization of investment tax
        credits                              (1,826)       (1,830)       (1,814)
      Deferred income taxes                   1,327        10,826         6,131
      Deferred fuel costs                     1,869        (1,057)          748
      Restructuring charge                    7,135
      GAIN ON DISPOSITION OF UTILITY
        PLANT, NET                                            (66)
      Changes in assets and
        liabilities
        Accounts receivable                  (2,655)       (6,832)        2,506
        Unbilled revenues                      (384)         (753)        1,810
        Inventories                          (5,195)         (410)        4,930
        Accounts payable                     (2,014)        4,250          (514)
        Customer deposits                       867           872           722
        Taxes accrued                         2,372        (2,456)         (503)
        Interest accrued                      1,044        (1,511)          864
      Other, net                             (3,075)       (5,010)       (4,596)
        Net cash provided by
          operating activities               76,179        75,611        89,549
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to utility plant                (51,507)      (64,425)      (54,918)
  Allowance for funds used during
    construction                              3,038         1,950           999
  Sale of utility plant                         377           673           522
  Proceeds from long-term note
    receivable                                              9,808
  Purchase of investments                  (292,178)     (527,754)     (375,548)
  Sale of investments                       296,658       562,933       336,919
        Net cash used in investing
          activities                        (43,612)      (16,815)      (92,026)
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                    1,160           795           864
  Repurchase of common stock                                             (6,645)
  Issuance of preferred stock                                            30,000
  Redemption of preferred stock                (150)       (5,881)         (513)
  Issuance of long-term debt                 75,000        75,000       111,260
  Retirement of long-term debt              (35,583)     (106,139)      (61,899)
  Purchase of ESOP note                                   (29,350)
  Increase (decrease) in short-term
    debt, net                               (35,497)       38,805       (39,272)
  Dividends paid on common and
    preferred stock, net                    (33,493)      (32,146)      (31,622)
        Net cash provided by (used
          in) financing activities          (28,563)      (58,916)        2,173
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                            4,004          (120)         (304)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                           1,798         1,918         2,222
CASH AND CASH EQUIVALENTS AT END OF
  YEAR                                      $ 5,802       $ 1,798       $ 1,918
Supplementary cash flow information
  Interest paid (net of amount
    capitalized)                            $24,116       $28,748       $28,354
  Income taxes paid                         $17,326       $11,015       $14,500

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                                                  PREMIUM
FOR THE YEARS ENDED DECEMBER 31,            COMMON STOCK         ON CAPITAL    RETAINED      TREASURY STOCK
1991, 1992, AND 1993                      SHARES      AMOUNT       STOCK       EARNINGS    SHARES        COST
BALANCE, JANUARY 1, 1991                 22,498,502   $ 44,997    $ 110,411    $ 166,962
  Redemptions of preferred stock                                         93
  Incentive stock options exercised          71,910        144          720
  Repurchases of common stock                                                               328,600    $ 6,645
  Dividend requirements, preferred
    stock, net                                                                    (1,972)
  Cash dividends paid, common stock,
    $1.325 per share                                                             (29,650)
  Net income                                                                      44,929
BALANCE, DECEMBER 31, 1991               22,570,412     45,141      111,224      180,269    328,600      6,645
  Redemptions of preferred stock                                        (81)
  Incentive stock options exercised          63,669        127          668
  Issuance of treasury stock                                                                   (266)        (6)
  Costs associated with stock split                                                 (116)
  Dividend requirements, preferred
    stock, net                                                                    (2,229)
  Cash dividends paid, common stock,
    $1.370 per share                                                             (30,526)
  Net income                                                                      45,239
BALANCE, DECEMBER 31, 1992               22,634,081     45,268      111,811      192,637    328,334      6,639
  Redemptions of preferred stock                                          8
  Incentive stock options exercised          74,793        150        1,010
  Issuance of treasury stock                                                                 (1,981)       (40)
  Incentive shares forfeited                                                                     27          1
  Capital stock expense                                                              (48)
  Dividend requirements, preferred
    stock, net                                                                    (1,985)
  Cash dividends paid, common stock,
    $1.410 per share                                                             (31,508)
  Net income                                                                      41,812
BALANCE DECEMBER 31, 1993                22,708,874   $ 45,418    $ 112,829    $ 200,908    326,380    $ 6,600

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRESENTATION AND REGULATION
The consolidated financial statements include the accounts of Central Louisiana Electric Company, Inc. (the Company) and its wholly owned subsidiaries.

     The Company maintains its accounts in accordance with the Uniform System of Accounts prescribed for electric utilities by the Federal Energy Regulatory Commission (FERC), as adopted by the Louisiana Public Service Commission (LPSC). The Company provides electric service to a diversified base of residential, commercial and industrial customers in 23 parishes of Louisiana. The Company's retail rates for residential, commercial and industrial customers and other retail sales are regulated by the LPSC, and its rates for transmission services and wholesale power sales are regulated by the FERC.

UTILITY PLANT AND DEPRECIATION
Utility plant is stated at the original cost of construction, which includes certain materials, labor, payroll taxes and benefits, administrative and general costs, and the estimated cost of funds used during construction. The cost of repairs and minor replacements is charged as incurred to the appropriate operating expense and clearing accounts. The cost of improvements is capitalized. Upon retirement or disposition, the recorded cost of depreciable plant and the cost of removal, net of salvage value, are charged to accumulated depreciation.

     The provision for depreciation is computed using the straight-line method at rates which will amortize the unrecovered cost of depreciable property over its estimated useful life. Annual depreciation provisions expressed as a percentage of average depreciable property were 3.11% for 1993, 3.13% for 1992 and 3.15% for 1991.

CASH EQUIVALENTS
The Company considers highly liquid, marketable securities and other similar instruments with original maturity dates of less than three months to be cash equivalents.

INCOME TAXES
Deferred income taxes are provided at the current enacted income tax rate on all temporary differences between tax and book bases of assets and liabilities. The Company recognizes regulatory assets and liabilities for the tax effect of temporary differences which, to the extent past ratemaking practices are continued by regulators, will be realized over the accounting lives of the related properties.

INVESTMENT TAX CREDITS

Investment tax credits which were deferred for financial statement purposes are amortized to income over the estimated service lives of the properties which gave rise to the credits.

DEBT EXPENSE, PREMIUM AND DISCOUNT
Expense, premium and discount applicable to debt securities are being amortized to income ratably over the lives of the related issues.
Expense and call premium related to refinanced debt are amortized over the remaining life of the original issue.

REVENUES AND FUEL COSTS
Revenues from sales of electricity are recognized based upon the amount of energy delivered. The cost of fuel is recovered from customers through fuel adjustment clauses, based upon fuel costs incurred in prior months. These adjustments are subject to audit and final determination by regulators.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)
The capitalization of AFUDC is a utility accounting practice prescribed by the FERC. AFUDC represents the estimated cost of financing construction work-in-progress. AFUDC does not represent a current source of cash, but under regulatory practices, a return on and recovery of AFUDC is permitted in setting rates charged for utility services. The composite AFUDC rate used for 1993 was 15.1% on a pre-tax basis (9.29% on a net-of-tax basis) and was 9.35% on a net-of-tax basis for 1992 and 1991.

NET INCOME PER COMMON SHARE
Net income per common share has been computed using the weighted average number of shares of common stock outstanding during the year. Common stock equivalents during the three-year period ended 1993 had no material annual dilutive effect on net income per common share.
For 1994 the Company expects the effects of the Incentive Stock Option Plan and the Employee Stock Ownership Plan (ESOP) will dilute earnings per share by about 3%-4%. All prior-period share and per share amounts have been restated for a two-for-one stock split in May 1992.

RECLASSIFICATIONS
Certain prior-period amounts have been reclassified to conform with the presentation shown in the current year's consolidated financial statements. These reclassifications had no effect on net income applicable to common stock or common shareholders' equity.

NOTE B JOINTLY OWNED GENERATING UNITS

Two electric generating units operated by the Company are jointly owned with other utilities. The Company's proportionate share of operation and maintenance expenses associated with these two units are reflected in the financial statements. Information about each of these units at December 31, 1993, was as follows:

                                       (DOLLAR AMOUNTS IN THOUSANDS)
                                        RODEMACHER      DOLET HILLS
                                         UNIT #2          UNIT #1
Percentage of ownership                       30%               50%
Utility plant in service*                $ 84,631        $  268,846
Accumulated depreciation                 $ 29,028        $   61,527
Unit capability (thousand kilowatts)        523.0             650.0
Share of capability (thousand
  kilowatts)                                156.9             325.0

* INCLUDES GENERATING PLANT AND RELATED TRANSMISSION AND OTHER FACILITIES

NOTE C RECEIVABLES

The Company sells an ownership interest in certain types of accounts receivable and a portion of accrued but unbilled revenues. A maximum of $35,000,000 of receivables may be sold at any time, and new receivables are sold as previously sold receivables are collected.
The Company is obligated to repurchase a limited amount of receivables if such receivables were to become uncollectible. The Company maintains an allowance for uncollectible accounts based on historical experience against which losses on all receivables are charged. Information about the sale of accounts receivable for 1993 and 1992 is as follows:
                                          (IN THOUSANDS)
                                           1993        1992
Receivables sold but not collected*     $ 35,000    $ 35,000
Average amount of receivables sold      $ 34,366    $ 33,373
Costs charged to operating expense      $  1,311    $  1,472
Receivables subject to repurchase*      $  3,374    $  3,438
Accumulated provision for
  uncollectible accounts*              $     537    $    779

* AT YEAR END

NOTE D FAIR VALUE OF FINANCIAL INSTRUMENTS

The amounts reflected in the financial statements at December 31, 1993 and 1992, for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of their short-term nature. The fair value of investments at December 31, 1993 and 1992, is estimated based on quoted market prices for these or similar investments. The fair value of the Company's long-term debt and nonconvertible preferred stock is estimated based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtainable by the Company for debt and preferred stock with similar maturities. The fair value of convertible preferred stock is estimated assuming its conversion into common stock at the market price per common share at December 31, 1993 and 1992, with proceeds from the sale of the common stock used to repay the principal balance of the Company's loan to the ESOP.

                                                           (IN THOUSANDS)
                                                 1993                         1992
                                        CARRYING     ESTIMATED       CARRYING     ESTIMATED
                                          VALUE      FAIR VALUE        VALUE      FAIR VALUE
Investments                             $  19,572     $  19,657      $  23,358     $  23,358
Long-term debt                          $ 352,391     $ 379,127      $ 312,040     $ 332,727
Preferred stock not subject to
  Mandatory redemption                  $   4,864     $   8,165      $   2,717     $   5,981
Preferred stock subject to mandatory
  redemption                            $   7,242     $   5,978      $   7,400     $   5,741

NOTE E DEBT

The Company has a $100,000,000 revolving credit facility with a group of banks that provides for uncollateralized borrowings at prevailing market interest rates or at interest rates established by competitive bids. Each year, subject to the approval of the banks, the facility may be extended for a one-year period. In 1993 the scheduled expiration date of the facility was extended for one year to July 31, 1996. The Company pays a commitment fee (currently 0.1875%) on the full amount of the facility, based upon the Company's lowest senior secured debt or unsecured commercial paper rating. The Company is not required to maintain compensating balances in connection with the revolving credit facility. Since the revolving credit facility provides liquidity support for the issuance of commercial paper, the aggregate amount of commercial paper notes and borrowings under the revolving credit facility cannot exceed $100,000,000. In addition to its revolving credit facility, the Company also has various uncommitted borrowing arrangements with banks totaling $23,000,000. The banks are not obligated to lend under these arrangements, and any borrowings are made at negotiated interest rates and are uncollateralized. The Company pays no fees on any of these arrangements, nor are compensating balances required.

     Debt at December 31, 1993 and 1992, consisted of the following:

                                            (IN THOUSANDS)
                                          1993         1992
Short-term debt
    Commercial paper, net                 $ 25,073     $ 57,870
    Bank loans                               3,300        6,000
        Total short-term debt             $ 28,373     $ 63,870
Long-term debt
    First mortgage bonds
        Series L, 5%, due 1995           $  14,000    $  14,000
        Series M, 7 3/4%, due 1999                       12,000
        Series P, 7 3/4%, due 2002                       12,000
        Series X, 9 1/2%, due 2005          60,000       60,000
        Series Y, 9 5/8%, due 2021          50,000       50,000
    Pollution control revenue bonds,
      variable rate, due 2018               61,260       61,260
    Medium-term notes
        10.05%, due 2001                                 10,000
         9.13%, due 1997                    15,000       15,000
         7.85%, due 2000                    25,000       25,000
         7.53%, due 2004                    25,000       25,000
         7.00%, due 2003                    10,000       10,000
         6.90%, due 1998                    15,000       15,000
         5.90%, due 1999                    10,000
         6.55%, DUE 2003                    15,000
         6.33%, DUE 2002                    25,000
         5.78%, DUE 2001                    10,000
         6.20%, DUE 2006                    15,000
    MORTGAGE NOTES, 2%, DUE 1994-1995          346          545
    Capitalized lease obligations,
      5.40% - 6.875%, due 1994-2001          1,785        2,235
                                           352,391      312,040
    Amount due within one year                (790)        (649)
    Unamortized premium and discount,
      net                                     (514)        (577)
        Total long-term debt             $ 351,087    $ 310,814

In 1991 the ESOP borrowed funds needed to purchase convertible preferred stock of the Company, and the Company guaranteed the repayment of the loan. The Company subsequently purchased the balance of the loan. The purchased ESOP note offsets the Company's guarantee of the ESOP's loan. The ESOP makes debt service payments to the Company from dividends received on the Company's convertible preferred stock and, if necessary, from additional contributions by the Company in amounts sufficient to satisfy debt service requirements.
     Long-term debt due within one year includes $140,000 of annual sinking fund requirements associated with the Company's first mortgage bonds, which the Company may elect to satisfy by pledging property additions in accordance with the indenture under which substantially all of the Company's utility plant is pledged as collateral.

     The amounts payable under long-term debt agreements over the next five years and thereafter are as follows:

                                                                         (IN THOUSANDS)
                                        1994    1995     1996     1997     1998   Thereafter   Total
Amount payable under long-term debt
agreements                             $ 790  $ 14,536  $ 535  $ 15,250  $ 15,005  $ 306,275  $ 352,391

NOTE F COMMON STOCK

In April 1992 shareholders approved a two-for-one split of the Company's common stock. The stock split reduced the par value of the common stock from $4.00 per share to $2.00 per share and increased the number of authorized shares of common stock from 25,000,000 shares to 50,000,000 shares.

     In association with incentive compensation plans in effect during the three-year period ended 1993, certain officers and key employees could be awarded shares of restricted or unrestricted common stock or held options to purchase shares of the Company's common stock at 100% of the fair market value of the common stock at the dates the options were granted. The cost of the restricted stock awards, as measured by the fair market value of the common stock at the time of the grant, is recorded as compensation expense during the periods in which the restrictions on the common stock lapse. The Company makes no charge to expense with respect to the options. At December 31, 1993, all options were exercisable, while the number of shares of restricted stock previously awarded for which restrictions had not lapsed totaled 20,546 shares. Changes in incentive shares for the three-year period ended 1993 were as follows:

                                                         INCENTIVE SHARES
                                        OPTION PRICE       UNEXERCISED       AVAILABLE FOR
                                          PER SHARE       OPTION SHARES      FUTURE GRANTS
Balance, January 1, 1991                                      282,802            843,350
Options exercised                            $ 7.00           (11,800)
                                             $8.875           (17,990)
                                             $14.75           (42,120)
Options expired and returned to plan         $14.75            (2,000)             2,000
Expiration of 1981 stock option plan                                             (45,350)
Restricted stock granted                                                          (8,774)
Balance, December 31, 1991                                    208,892            791,226
Options exercised                            $ 7.00              (900)
                                             $8.875           (25,668)
                                             $14.75           (30,201)
                                             $16.78            (6,900)
Restricted stock granted                                                          (6,994)
Balance, December 31, 1992                                    145,223            784,232
Options exercised                            $8.875            (6,118)
                                             $14.75           (35,275)
                                             $16.78           (33,400)
Restricted stock granted                                                         (10,320)
Restricted stock forfeited                                                            27
Incentive stock awarded                                                           (2,624)
BALANCE, DECEMBER 31, 1993                                     70,430            771,315

     Various debt agreements of the Company contain covenants which restrict the amount of retained earnings that may be distributed as dividends to common shareholders. The most restrictive covenant requires that common shareholders' equity be not less than 30% of total capitalization, including short-term debt. At December 31, 1993, approximately $129,000,000 of retained earnings was not restricted.

NOTE G SUPPLEMENTARY PROFIT AND LOSS INFORMATION

                                               (IN THOUSANDS)
                                          1993       1992       1991
Operating revenue derived from one
customer                                $ 29,731   $ 29,193   $ 28,969
Other taxes included in income
  statement                             $ 27,011   $ 25,455   $ 22,954
Other taxes capitalized to plant             882        775        684
Total other taxes                       $ 27,893   $ 26,230   $ 23,638
Other taxes consist of:
    State and municipal property        $ 14,174   $ 13,086   $ 11,901
    State and municipal franchise          9,443      9,066      7,800
    Other                                  4,276      4,078      3,937
Total other taxes                       $ 27,893   $ 26,230   $ 23,638

NOTE H PREFERRED STOCK

Information about the components of preferred stock capitalization is as follows:

                                                             (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                         BALANCE                     BALANCE                     BALANCE
                                        JANUARY 1,                 DECEMBER 31,                DECEMBER 31,
                                           1991        Change          1991         Change         1992        Change
CUMULATIVE PREFERRED STOCK, $100 par
  value
NOT SUBJECT TO MANDATORY REDEMPTION
    4.50%                                $  1,055      $    (26)      $  1,029                    $  1,029
    Convertible, series of 1991,
      variable rate                                      30,000         30,000      $    (6)        29,994     $  (41)
                                         $  1,055      $ 29,974       $ 31,029      $    (6)      $ 31,023     $  (41)
SUBJECT TO MANDATORY REDEMPTION
    4.50%, Series of 1955                $   600       $    (40)      $    560      $   (40)      $    520     $  (40)
    4.65%, Series of 1964                   3,780          (140)         3,640         (140          3,500
    4.75%, Series of 1965                   3,640          (130)         3,510         (130)         3,380       (118)
    7.50%, Series of 1973                   5,760          (270)         5,490       (5,490)
                                         $ 13,780      $   (580)      $ 13,200      $(5,800)      $  7,400     $ (158)
Deferred compensation related to
  convertible preferred stock held by
  the ESOP                                             $(29,291)      $(29,291)     $   985       $(28,306)    $2,188
CUMULATIVE PREFERRED STOCK, $100 par
  value
Number of Shares
    Authorized                          1,483,800        (5,400)     1,478,400      (57,600)     1,420,800     (1,181)
    Issued and Outstanding                148,345       293,943        442,288      (58,056)       384,232     (1,994)
CUMULATIVE PREFERRED STOCK, $25 par
  value
Number of Shares
    Authorized                          3,000,000                    3,000,000                   3,000,000
    Issued and Outstanding                     --            --             --           --

                                         BALANCE
                                    DECEMBER 31, 1993
CUMULATIVE PREFERRED STOCK, $100 par
  value
NOT SUBJECT TO MANDATORY REDEMPTION
    4.50%                                 $  1,029
    Convertible, series of 1991,
      variable rate                         29,953
                                          $ 30,982
SUBJECT TO MANDATORY REDEMPTION
    4.50%, Series of 1955                 $    480
    4.65%, Series of 1964                    3,500
    4.75%, Series of 1965                    3,262
    7.50%, Series of 1973
                                          $  7,242
Deferred compensation related to
  convertible preferred stock held by
  the ESOP                                $(26,118)
CUMULATIVE PREFERRED STOCK, $100 par
  value
Number of Shares
    Authorized                           1,419,619
    Issued and Outstanding                 382,238
CUMULATIVE PREFERRED STOCK, $25 par
  value
Number of Shares
    Authorized                           3,000,000
    Issued and Outstanding                    --

     In 1991 the Company sold 300,000 shares of convertible preferred stock to an ESOP. The dividend rate on the preferred stock was 8.125% in 1993 and 1992. Each share of preferred stock is convertible into 4.8 shares of common stock. The amount of total capitalization reflected in the financial statements has been reduced by an amount of deferred compensation expense related to the shares of convertible preferred stock which have not yet been allocated to ESOP participants. The amount shown in the financial statements for preferred dividend requirements in 1993, 1992 and 1991 has been reduced by $840,000, $919,000 and $680,000, respectively, to reflect the benefit of the income tax deduction for dividend requirements on unallocated shares held by the ESOP.

     Preferred stock, other than the convertible preferred stock held by the ESOP, is redeemable at the Company's option, subject to 30 days' prior written notice to holders. Preferred stock subject to mandatory redemption is redeemable annually through sinking funds or purchase funds at prices of not more than $100 per share until all shares have been redeemed. The convertible preferred stock is redeemable at any time upon the occurrence of certain events and, after April 1, 1996, is redeemable at the Company's option. If the Company were to elect to redeem the convertible preferred shares, shareholders may elect to receive the optional redemption price or convert the preferred shares into common stock. The redemption provisions for the various series of preferred stock are shown in the following table.

                                           OPTIONAL REDEMPTION             MANDATORY REDEMPTION
                                                PRICE PER                NUMBER OF         PRICE PER
SERIES                                            SHARE               SHARES ANNUALLY        SHARE
4.50%                                            $ 101                         --               --
4.50%, Series of 1955                            $ 102                        400            $ 100
4.65%, Series of 1964                            $ 102                      1,400            $ 100
4.75%, Series of 1965                            $ 100                      1,300            $ 100
Convertible, Series of 1991                                                    --               --
        Through April 1, 1996             $107.3125 to $104.875
        Thereafter                        $  104.0625 to $100

     Upon involuntary liquidation preferred shareholders are entitled to receive par value for shares held before any distribution is made to common shareholders. Upon voluntary liquidation preferred shareholders are entitled to receive the redemption price per share applicable at the time such liquidation occurs plus any accrued dividends. In 1993 no shares of the 4.65%, Series of 1964 preferred stock were tendered by shareholders in response to the Company's offers to purchase shares in satisfaction of the annual purchase fund redemption requirement; the Company's offers to purchase shares of the 4.75%, Series of 1965 preferred stock were accepted only in part by shareholders.

NOTE I PENSION PLAN AND EMPLOYEE BENEFITS

Substantially all employees are covered by a noncontributory, defined benefit pension plan. Benefits under the plan reflect an employee's years of service, age at retirement and highest total average compensation for any consecutive five calendar years during the last ten years of employment with the Company. The Company's policy is to fund contributions to the employee pension plan based upon actuarial computations utilizing the projected unit credit method, subject to the Internal Revenue Service full funding limitation. Consistent with regulatory accounting practices prior to 1993, the Company recognized a regulatory adjustment to accrued pension costs so that pension expense was equal to the amount funded. No contributions to the pension plan were required during the three-year period ended 1993. Effective January 1, 1993, the Company began accounting for its pension plan on an accrual basis for ratemaking purposes with the approval of the LPSC staff. Additionally, the previously recorded regulatory asset is being amortized to income over a five-year period, subject to review by the LPSC in future proceedings. The components of pension expense and the actuarial assumptions for the three-year period ended 1993 were as follows:

                                                 (IN THOUSANDS)
                                           1993       1992        1991

Service costs for benefits earned
during the period                        $ 2,559    $ 2,422    $  2,237
Interest costs on projected benefit
obligation                                 5,674      5,206       4,578
Actual gain on assets                     (8,164)    (4,175)    (22,866)
Special termination benefits               3,903     --          --
Net amortization and deferral             (1,109)    (4,490)     15,075
Net pension benefit cost                   2,863     (1,037)       (976)
Regulatory adjustment                     --         (1,037)        976
Net pension cost expensed                $ 2,863    $     0    $      0
Actuarial assumptions
  Weighted average discount rate            7.00%      8.50%       7.75%
  Rate of increase in future
    compensation                            5.00%      6.40%       6.40%
  Rate of return on plan assets             9.50%      9.50%       9.50%

     Employee pension plan assets are invested in publicly traded domestic common stocks, U.S. government, federal agency and corporate obligations, an international equity fund, commercial real estate funds and pooled temporary investments.

     The employee pension plan's funded status as determined by the actuary at December 31, 1993 and 1992, is presented in the following table.
                                             (IN THOUSANDS)
                                             1993         1992
Actuarial present value of benefit
obligation
  Vested benefits                        $ (68,463)   $ (49,037)
  Nonvested benefits                        (3,038)      (2,562)
  Accumulated benefit obligation           (71,501)     (51,599)
  Effect of projected future
    compensation levels                    (14,547)     (15,966)
Projected benefit obligation for
  service rendered to date                 (86,048)     (67,565)
Plan assets at fair market value           105,105      101,540
Plan assets in excess of projected
  benefit obligation                        19,057       33,975
Unamortized transition asset               (13,214)     (14,531)
Unrecognized net gain                       (2,980)     (19,444)
Accrued pension asset                    $   2,863    $       0

     Substantially all employees are eligible to participate in a savings and investment plan (401(k) Plan). The Company makes matching contributions to 401(k) Plan participants by allocating shares of convertible preferred stock held by the ESOP. Compensation expense related to the 401(k) Plan is based upon the value of shares of preferred stock allocated to ESOP participants, and the amount of interest incurred by the ESOP, less dividends on unallocated shares held by the ESOP. Prior to the establishment of the ESOP, matching contributions to the 401(k) Plan were made by the Company in cash.
The table below contains information about the 401(k) Plan and the ESOP for the three-year period ended 1993.

                                               (IN THOUSANDS)
                                           1993        1992      1991
401(k) Plan expense                      $ 1,449    $   870    $ 1,109
Dividend requirements to ESOP on
  convertible preferred stock            $ 2,434    $ 2,436    $ 1,808
Interest incurred by ESOP on its
  indebtedness                           $ 2,079    $ 1,535    $ 1,374
Company contributions to ESOP            $ 1,270    $   325    $    22

     The Company's retirees and their dependents are eligible to receive health, dental and life insurance benefits. Prior to 1993 the Company recognized the cost of postretirement benefits as claims were paid, which was approximately $764,000 in 1992 and $552,000 in 1991. In 1993 the Company began recognizing the expected cost of these benefits during the periods in which the benefits are earned.

     The components of net postretirement benefit cost for 1993 were as follows:

                                                (IN THOUSANDS)
Service costs for benefits earned in  1993       $   507
INTEREST COSTS                                     1,010
AMORTIZATION OF TRANSITION OBLIGATION                572
PLAN CURTAILMENT COST                                441
RECOGNITION OF PRIOR SERVICE COSTS                 1,512
NET POSTRETIREMENT BENEFIT COST                  $ 4,042

     The financial status of the postretirement benefit plan at December 31, 1993, as determined by the actuary is presented in the following table.

                                      (IN THOUSANDS)
Accumulated benefit obligation
  Retirees                              $ 10,600
  FULLY ELIGIBLE PARTICIPANTS              1,181
  OTHER ACTIVE PARTICIPANTS                3,070
TOTAL ACCUMULATED BENEFIT OBLIGATION      14,851
UNAMORTIZED TRANSITION OBLIGATION         (9,753)
UNRECOGNIZED LOSS                         (1,697)
ACCRUED UNFUNDED POSTRETIREMENT
  BENEFIT LIABILITY                     $  3,401

     Effective October 1, 1993, the Company revised certain actuarial assumptions used in the computation of postretirement benefit expense, which resulted in an unrecognized gain of $961,000. The unrecognized gain was subsequently eliminated against the increase in postretirement benefit costs due to the curtailment associated with the restructuring.

     The assumed health care cost trend rate used to measure the expected cost of benefits was 10% in 1993, declining to 5.5% by 2006 and remains at 5.5% thereafter. If the health care cost trend rate assumptions were increased by 1%, the accumulated benefit obligation would be $15,310,000 at December 31, 1993, and the aggregate of the service and interest cost components of the net periodic cost of health care benefits would be $1,552,000 annually. The weighted average assumed discount rate used to measure the accumulated benefit obligation was changed from 8.5% to 7% in 1993 and resulted in an unrecognized loss.
     In 1993 the Company's organizational structure was streamlined. The resulting reduction in staff was achieved through enhanced early retirement and voluntary severance programs. The restructuring charge, which totaled $10,851,000, included $3,903,000 for special pension termination benefit costs, $1,953,000 for net postretirement plan curtailment costs, and $4,995,000 for voluntary severance, relocation and other costs.

     Beginning in 1994, the Company will recognize the cost of providing postemployment benefits, primarily an insurance deductible associated with an employee disability plan, when incurred. The estimated liability recognized effective January 1, 1994, was approximately $109,000.

NOTE J INCOME TAXES

Federal income tax expense for the three-year period ended 1993 is less than the amount computed by applying the statutory federal rate to book income before tax as follows:

                                                           (IN THOUSANDS, EXCEPT FOR %)
                                                  1993                   1992                  1991
                                         AMOUNT          %      Amount          %     Amount           %

Book income before tax                  $ 61,377       100.0   $ 63,834       100.0   $ 63,847       100.0
Tax at statutory rate on book income
before tax                              $ 21,482        35.0   $ 21,704        34.0   $ 21,708        34.0
Increase (decrease):
    Tax effect of AFUDC                   (1,063)       (1.7)      (663)       (1.0)      (340)       (0.5)
    Amortizaton of investment tax
      credits                             (1,827)       (2.9)    (1,830)       (2.9)    (1,836)       (2.9)
    Tax effect of prior-year tax
      benefits not deferred                  444         0.7        297         0.5        383         0.6
    Other, net                            (2,194)       (3.6)    (2,263)       (3.6)    (3,185)       (5.0)
Total federal income tax expense          16,842        27.5     17,245        27.0     16,730        26.2
Current state income tax expense           2,723         4.4      1,350         2.1      2,188         3.4
Total federal and state income tax
expense                                 $ 19,565        31.9   $ 18,595        29.1   $ 18,918        29.6

Information about current and deferred income tax expense is as follows:

                                               (IN THOUSANDS)
                                           1993       1992       1991
Current federal income tax expense      $ 17,342   $  8,249   $ 12,413
Deferred federal income tax expense        1,327     10,826      6,131
Amortization of accumulated deferred
investment tax credits                    (1,827)    (1,830)    (1,814)
Total federal income tax expense          16,842     17,245     16,730
Current state income tax expense           2,723      1,350      2,188
Total federal and state income tax
expense                                 $ 19,565   $ 18,595   $ 18,918
Deferred federal income tax expense
attributable to:
    Depreciation                        $  5,022   $  4,852   $  4,815
    Storm damages                            414      4,801        (61)
    Asset basis differences                 (882)       380      1,243
    Employee benefits                     (2,074)        --         --
    Fuel costs                              (620)       407        302
    Other                                   (533)       386       (168)
Total deferred federal income tax
expense                                 $  1,327   $ 10,826   $  6,131
Cumulative net amounts of timing
  differences for which
  deferred federal income taxes have
  not been provided                          --    $ 21,480   $ 22,880

The balance of accumulated deferred federal and state income tax assets and liabilities at December 31, 1993, was comprised of the tax effect of the following:
                                          (IN THOUSANDS)
                                          Asset     Liability
Depreciation and property basis
differences                             $  4,974   $ 117,087
Allowance for funds used during
construction                              --          42,110
Investment tax credits                    23,116      --
Other                                      9,984      64,954
Accumulated deferred federal and
state income taxes                      $ 38,074   $ 224,151

     In 1993 there was no material effect on the Company's results of operations from the implementation of the new accounting standard for income taxes or the increase in the federal corporate income tax rate. The implementation of the new standard increased deferred tax liabilities by $96,000,000, which was offset by an increase in AFUDC of $40,000,000 and an increase in regulatory assets of $56,000,000. Additionally, deferred tax assets of $42,000,000, and a corresponding regulatory liability, were recognized. Regulatory assets and liabilities will be realized over the accounting lives of the related properties to the extent past ratemaking practices are continued by regulators. Prior to 1993 deferred federal and state taxes were not provided for these temporary differences due to their treatment for ratemaking purposes.

NOTE K COMMITMENTS AND CONTINGENCIES

In connection with its construction program and general operations, the Company had outstanding commitments of approximately $31,000,000 at December 31, 1993. Additionally, the Company has entered into various long-term contracts for the procurement of lignite, coal and natural gas to fuel its generating stations. Most of these contracts contain provisions of price escalation, minimum purchase levels or other financial commitments.

     The Company's electric rates include fuel adjustment clauses to enable the Company to recover from customers the cost of generating fuel. These adjustments are subject to audit and final determination by regulatory authorities.

     The Company has accrued for liabilities to third parties, environmental claims, employee medical benefits, storm damages and deductibles under insurance policies which it maintains on major properties, primarily generating stations and transmission substations. Consistent with regulatory treatment, annual charges to operating expense to provide a reserve for future storm damages are based upon the average amount of noncapital, uninsured storm damages experienced by the Company during the previous five years.

     In the ordinary course of business, the Company becomes involved in various lawsuits, claims, environmental actions and governmental or regulatory proceedings. Management, after consultation with legal counsel, does not expect that any liability which may arise out of any asserted or unasserted claim would have a material effect on the Company's financial position or results of operations.

NOTE L MISCELLANEOUS FINANCIAL INFORMATION (UNAUDITED)

Quarterly information for 1993 and 1992 is shown below.

                                                     (IN THOUSANDS, EXCEPT
                                                      PER SHARE AMOUNTS)
                                                             1993
                                          1ST           2ND          3RD         4TH
                                        QUARTER       QUARTER       QUARTER     QUARTER
Operating revenues                      $ 75,448      $ 92,070     $ 126,110     $ 88,805
Operating income                        $ 12,761      $ 17,523     $  20,252     $ 14,209
Net income applicable to common stock   $  7,024      $ 11,545     $  13,665     $  7,594
Net income per average common share     $    .31      $    .52*    $     .61*    $    .34
Dividends paid per common share         $   .345      $   .355     $    .355     $   .355
Market price per share
    High                                $     25 3/8  $     26 3/4 $      27 1/8 $     27
    Low                                 $     23 1/2  $     24 3/4 $      25 1/4 $     23

* FOR THE THREE MONTHS ENDED JUNE 30 AND SEPTEMBER 30, 1993, FULLY-DILUTED NET
INCOME PER AVERAGE COMMON SHARE WAS $.50 AND $.59, RESPECTIVELY. THERE WAS NO
MATERIAL DILUTIVE EFFECT ON AN ANNUAL BASIS.

                                                             1992
                                          1ST           2ND           3RD           4TH
                                        QUARTER       QUARTER       QUARTER       QUARTER
Operating revenues                      $ 75,838      $ 85,662     $ 105,728     $ 84,385
Operating income                        $ 14,108      $ 19,159     $ 225,549     $ 12,206
Net income applicable to common stock   $  6,518      $ 11,764     $  18,482     $  6,246
Net income per average common share     $    .29      $    .53     $     .83*    $    .28
Dividends paid per common share         $    .335     $    .345    $     .345    $    .345
Market price per share
    High                                $     2415/16 $     26 1/4 $      25 5/8 $     24 3/4
    Low                                 $     22 3/4  $     23 1/8 $      23 3/8 $     23

* FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1992, FULLY-DILUTED NET INCOME PER AVERAGE COMMON SHARE WAS $.80. THERE WAS NO MATERIAL DILUTIVE EFFECT ON AN ANNUAL BASIS.

     The Company's common stock is listed for trading on the New York and Pacific stock exchanges under the ticker symbol CNL. The Company's preferred stock is not listed on any stock exchange. On December 31, 1993, the Company had 12,946 common and 232 preferred shareholders, as determined from the records of the transfer agent.

     On January 21, 1994, the Company's Board of Directors declared a quarterly dividend of 35 1/2 cents per share payable February 15, 1994, to common shareholders of record January 31, 1994.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Central Louisiana
Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Central Louisiana Electric Company, Inc. as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1993.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Louisiana Electric Company, Inc. as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes I and J to the consolidated financial statements, in 1993 the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.


COOPERS & LYBRAND
New Orleans, Louisiana

January 21, 1994