Form 10-K405, Exhibit 13
CENTRAL LOUISIANA ELECTRIC CO INC
filed 1995-03-31
CIK 18672

                                                                      EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Net income applicable to common stock for 1994 totaled $43.0 million, or $1.92 per share, an increase of $0.14 from 1993 earnings of $1.78 per share. Earnings for 1992 were $1.93 per share. Net income for 1994 includes a $0.03 per share after-tax restructuring charge for a customer service office consolidation plan announced in October, while net income for 1993 includes a $0.31 per share after-tax restructuring charge resulting from an organizational effectiveness study. Results for 1994 were also affected by increases in sales, which were more than offset by higher operating expenses compared to the previous year. Earnings for 1993 benefited from lower interest charges and increased sales due in part to favorable weather compared to 1992. Income for 1992 was affected by a full year of service to the city of Opelousas and lower interest expenses, offset by milder summer weather and higher operating expenses relative to the previous year.

 REVENUES AND SALES

Revenues and kilowatt-hour (kwh) sales were as follows:

REVENUES                               1994                      1993
--------------------------------------------------------------------------------
                                  IN         PERCENT         In        Percent
                               THOUSANDS      CHANGE      Thousands     Change
--------------------------------------------------------------------------------
Base (nonfuel)                  $244,047      2.7%         $237,526      3.0%
Fuel cost recovery               135,556     (6.5)%         144,907     19.7%
--------------------------------------------------------------------------------
    Total revenues              $379,603     (0.7)%        $382,433      8.8%
================================================================================

SALES                                          1994                1993
--------------------------------------------------------------------------------
                                       MILLION    PERCENT    Million   Percent
                                         KWH       CHANGE      kwh      Change
--------------------------------------------------------------------------------
Regular customers
    Residential                         2,532      2.5%       2,470      5.0%
    Commercial                          1,180      6.4%       1,109      4.4%
    Industrial                          2,030      1.2%       2,005      1.7%
    Other                                 487      5.2%         463     (2.9)%
    Sales for resale                      210     20.0%         175     19.9%
--------------------------------------------------------------------------------
Total sales to regular customers        6,439      3.5%       6,222      3.5%
Short-term sales to other utilities       174    (34.6)%        266    202.3%
--------------------------------------------------------------------------------
Total kilowatt-hour sales               6,613      1.9%       6,488      6.4%
================================================================================

The Company's base rates did not change in 1994, 1993 or 1992. Total operating revenues were lower in 1994 compared to 1993 due primarily to a decrease in fuel cost recovery revenues resulting from lower natural gas prices and lower sales to other utilities. Net income is not affected by changes in the cost of fuel and purchased power because these cost fluctuations are passed on to customers through fuel adjustment clauses.

    Total operating revenues were higher in 1993 compared to 1992 due primarily to an increase in fuel cost recovery revenues associated with higher natural gas prices.

    Kilowatt-hour sales are influenced significantly by the weather. During 1994 winter temperatures were more favorable for sales compared to 1993, but summer weather was less favorable than 1993. Both summer and winter temperatures in 1993 were more favorable for sales compared to 1992.

    During the past five years, sales growth averaged 2.6% per year, and is expected to range from 2% to 2.5% during the next five years. The levels of future sales will depend upon weather conditions, customer conservation efforts, the Company's retail marketing and business development programs, acquisitions of other electric utilities and the overall economy of the service area. Sales to industrial customers are also affected by the national economy and worldwide demand for wood products, since the Company's two largest customers are producers of such products. Issues facing the electric utility industry that could affect sales include deregulation, retail wheeling, retention of large industrial customers, municipal franchises, transmission access and demand side management programs. As a result, the electric utility industry could become more competitive.

    In July 1994 the Company renewed a nonexclusive municipal franchise affecting about 6,500 customers, or about 3% of the Company's customers. During negotiations the city
                                      -14-

administration had indicated that it might attempt to acquire ownership of the Company's electric system within the city limits by condemnation or otherwise. However, the new franchise was successfully negotiated without any attempts to acquire the Company's local electric system or its customers.

    Another nonexclusive municipal franchise affecting about 5,000 customers, or about 2% of the Company's customers, expired at the end of 1994. The Company is currently negotiating this franchise agreement and expects that it will be renewed in early 1995.

    During 1994 two existing industrial customers announced plans to build new plants. Boise Cascade Corporation will build a $49 million engineered wood products plant near the Company's Rodemacher Power Station and Martco Partnership will build a $50 million plywood plant a little farther north. The two plants, both scheduled for completion in 1996, will add a combined load of about nine megawatts.

    In 1993 the Company signed an agreement with the city of St. Martinville to provide wholesale service beginning in 1995. Sales to the city will result in 13 megawatts of additional load through 2000. The Louisiana Energy and Power Authority, the city of Lafayette and the American Public Power Association intervened before the Federal Energy Regulatory Commission (FERC) asserting unduly preferential, discriminatory and predatory pricing. The Company has contested these assertions. The case was heard by an administrative law judge in June 1994 and a decision is expected in 1995.

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

RESTRUCTURING EFFORTS

An organizational effectiveness study completed in 1993 identified opportunities to improve Company operations and provide better service to customers. As a result of the study, the Company's organizational structure was streamlined.

    During 1994 the Company focused on continuous improvement by examining these opportunities and recommending ways to improve business processes. One of these recommendations resulted in an announcement during the fourth quarter of 1994 of the Company's plans to consolidate 25 customer service offices into 10 regional offices by June 1995. This consolidation plan will be implemented in conjunction with the establishment of a 24-hour customer call center and a network of authorized payment locations throughout the service area by mid-1995.

    The customer service office consolidation plan resulted in a restructuring charge to 1994 earnings of $1.2 million, or $0.7 million after-tax. This charge consisted mainly of voluntary severance benefits and customer service office lease costs.

    In 1993 the reorganization resulted in a restructuring charge to earnings of $10.9 million, or $7.0 million after-tax, which included $3.9 million for special pension termination benefit costs, $2.0 million for net postretirement plan curtailment costs and $5.0 million for voluntary severance, relocation and other costs.

CO-OP DEVELOPMENTS

During 1994 the Company announced its interest in acquiring two electric cooperatives. In February the Company approached the management of Teche Electric Cooperative, Inc. (Teche) about the possibility of purchasing Teche. Teche serves about 8,600 customers and its service area, which comprises parts of Iberia, St. Martin and St. Mary parishes, is adjacent to the Company's service area. Based on available data, the acquisition of Teche would result in an increase in the Company's kilowatt-hour sales to regular customers of about 2.4%.

    Teche management initially declined to discuss the offer with the Company. Therefore, a team of Company employees personally canvassed Teche members for their support. The Louisiana Public Service Commission (LPSC) intervened in August and issued several orders seeking information from Teche regarding public interest in the acquisition. The Company and Teche developed a memorandum of understanding in November regarding a potential sale of Teche to the Company. In February 1995 Teche and the Company executed a purchase and sale agreement for a purchase price, including the Company's assumption or other discharge of Teche's liabilities, of approximately $22.4 million.

Closing of the transaction is subject to a number of conditions, including the approval by Teche members at their annual meeting on March 11, 1995, approval by governmental authorities, including the LPSC and the Rural Utilities Service (formerly the Rural Electrification Administration), successful resolution of Teche's power supply contract with Cajun Electric Cooperative and certain other conditions.

    In December 1994 the Company announced its interest in purchasing Washington-St. Tammany Electric Cooperative, Inc. (WST). WST serves approximately 30,600 customers in an area adjacent to the Company's Northlake Division in Washington, St. Tammany and Tangipahoa parishes, one of the fastest growing areas in the state. The LPSC has ordered WST to submit to an operational review and open its books to the Company and other interested buyers. The potential purchase of WST would be subject to the same conditions that the Teche acquisition is subject to.

NONFUEL OPERATING EXPENSES AND INCOME TAXES

The changes in nonfuel operating expenses for 1994 and 1993 were as follows:

                                           INCREASE (DECREASE)
                                             FROM PRIOR YEAR
                                        (IN THOUSANDS, EXCEPT %)
                                   1994                           1993
--------------------------------------------------------------------------------
Other operation             $ 5,868       11.6%           $(1,232)     (2.4)%
Maintenance                 $  (311)      (1.2)%          $(1,216)     (4.6)%
Depreciation                $ 2,715        7.3%           $ 2,474       7.1%
Other taxes                 $ 1,888        7.0%           $ 1,556       6.1%
Income taxes                $   336        1.7%           $   970       5.2%
================================================================================

In 1994 nonfuel operating expenses, excluding restructuring charges, increased over 1993 by 6.6%. Other operation expenses increased due to increases in retirement plan costs, computer software expenses, uncollectible accounts expense, expenses associated with the FERC proceeding in connection with service to St. Martinville and Company efforts related to the acquisition of Teche. Depreciation expenses increased in 1994 due to the installation of a customer information system and the completion of a large transmission line in 1993, along with the Company's continuing construction program. Property taxes increased because of routine additions to utility plant in service and higher millages. Higher city franchise taxes resulted from increased sales and the renegotiation of several small municipal franchise agreements.

    In 1993 other operation expenses decreased due to the recognition of pension plan income on an accrual basis and the amortization of prior regulatory credits of $5.4 million related to the pension plan to be recognized over a five-year period. This presentation was approved by the LPSC staff, subject to review by the LPSC in future proceedings. Maintenance expenses declined in 1993, compared to 1992, primarily due to delays in maintenance projects attributable to the restructuring. Depreciation expenses reflected the amortization of the tax effect on prior years' allowance for funds used during construction (AFUDC) resulting from a new accounting standard implemented January 1, 1993, and the completion of a large transmission project in 1993 along with other additions to utility plant balances. Other taxes increased primarily due to additional property taxes resulting from the expiration of a tax exemption on a generating unit and normal additions to utility plant. Income taxes reflected the increase in the federal tax rate in 1993.

    In April 1994 agents of the Internal Revenue Service (IRS) commenced an audit of the Company's tax returns for 1991 and 1992. The audit has been completed and a Revenue Agent Report was issued to the Company in January 1995. A number of assessments were proposed that would substantially increase federal and Louisiana taxable income for those years. The Company is contesting most of these assessments. Deferred taxes have been provided for all temporary differences and reserves have been provided for other issues. If the IRS is completely successful on all of the contested issues, an additional liability in excess of current reserves would exist for interest and, if assessed, penalties.

    A number of parishes have attempted in recent years to impose franchise fees on retail revenues earned within the unincorporated areas served by the Company. If the parishes are ultimately successful, taxes other than income taxes could increase substantially in future years.

INTEREST AND OTHER INCOME AND INTEREST EXPENSE

The decline in interest income in 1994 was due to lower average balances of temporary cash investments during the year. Interest income declined in 1993 because a note receivable and equity investments were redeemed by the issuers in the latter part of 1992 and these funds were reinvested by the Company at lower rates.

    Other income increased in 1993 due to the establishment of an unregulated investment subsidiary. Earnings from investments held by this subsidiary declined in 1994 due to unfavorable market conditions.

    In 1994 interest expense increased due to higher interest rates on short-term and variable rate pollution control bond debt. This increase was partially offset by lower average short-term debt balances and a full year's effect of lower long-term debt costs due to refinancings in 1993. Interest expense declined in 1993 compared to 1992 due to lower short-term interest rates and because the Company refunded $34 million of long-term debt with lower cost medium-term notes.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

AFUDC represents the estimated cost of financing construction work-in-progress and is not a current source of cash. A return on and recovery of AFUDC is generally permitted by regulatory bodies in setting rates charged for utility services. AFUDC for 1994 declined from 1993 primarily due to declining levels of construction work-in-progress which are eligible for AFUDC, whereas average construction balances in 1993 resulted in higher costs of financing such construction. Beginning in 1993 AFUDC was recorded on a pre-tax basis as required by a new accounting standard. In 1993 $1 million of the increase in total AFUDC was due to the tax effect of the change to a pre-tax method. AFUDC accounted for 3.3% of net income applicable to common stock in 1994, compared to 4.6% in 1993 and 4.5% in 1992.

EARNINGS PER SHARE

In 1994 potentially dilutive securities had a 3% dilutive affect on net income per common share due to the assumed conversion of the Incentive Stock Option Plan and the convertible preferred stock held by the Employee Stock Ownership Plan (ESOP). As a result, both primary and fully diluted average shares of common stock outstanding and earnings per share are presented in the Consolidated Statements of Income.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Financing for construction requirements and operational needs is dependent upon the cost and availability of external funds through capital markets and from financial institutions. Access to funds is dependent upon factors such as general economic conditions, regulation and the Company's credit rating.

    Since 1990 the Company has participated in a program where up to $35 million of receivables can be sold on an ongoing basis. The amount of receivables that may be sold at any time depends upon seasonal fluctuations in the amount of eligible receivables. The program is presently scheduled to continue through April 1995, but the Company expects to extend the program until 2000.

    The Company has an effective shelf registration statement and all regulatory approvals necessary to issue up to $50 million of debt and $50 million of preferred stock.

    At December 31, 1994 and 1993, the Company had $29.0 million and $28.4 million, respectively, of short-term debt outstanding in the form of commercial paper borrowings and bank loans. A $100 million revolving credit facility, which provides support for the issuance of commercial paper, is presently scheduled to continue through July 1997. Uncommitted lines of credit with banks totaling $23 million are available to meet short-term working capital needs. Additionally, at December 31, 1994, an unregulated subsidiary of the Company had $17.7 million of cash and marketable securities.

CASH GENERATION AND CASH REQUIREMENTS

During 1994 the Company generated $88.8 million of cash flows from operating activities as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities results from net income, adjusted for noncash charges to income, and changes in working capital. Net cash used in investing activities is related to additions to utility plant and changes in utility and nonutility investments. Net cash used in financing activities results principally from the payment of dividends to shareholders and long-term financing activities.

    In recent years the construction program has consisted primarily of enhancements to the transmission and distribution systems. Expenditures, excluding AFUDC, totaled $53 million in 1994 and $48 million in 1993.

    Construction expenditures, excluding AFUDC, for 1995 are estimated to be $57 million and for the five-year period ending 1999 are expected to total $284 million. Projected expenditures for the five-year period ending 1999 include a distribution resource management system, enhancements to the information technology infrastructure and, scheduled to begin in 1999, initial costs associated with the refurbishment of a retired natural gas unit. Other construction expenditures for capacity additions have been deferred until after 2000 due to adequate capacity reserves.

    Scheduled maturities of debt and preferred stock will total about $15 million for 1995 and approximately $57 million for the five-year period ending 1999. If economical, certain issues of debt may be refinanced in 1995, and the Company may require additional funds to purchase outstanding shares of the Company's common stock. In 1991 the Company began a common stock repurchase program, and as part of that program, up to $23.5 million of common stock may be repurchased in the future.

    Approximately 100% of total construction requirements were funded internally in 1994 as compared to 90% in 1993 and 70% in 1992. Without the costs of restructuring in 1993 and reconstruction costs required by Hurricane Andrew in 1992, construction requirements in both years would have been entirely funded with internally generated funds. In 1995 and for the five-year period ending 1999, all construction requirements are expected to be funded internally. Other capital requirements in 1994 were funded internally, and in 1993 were funded by the issuance of debt.

RETAIL RATES

Retail rates, which are regulated by the LPSC, account for 95% of total revenues. Fuel costs and monthly fuel adjustment billing factors are subject to audit by the LPSC. The LPSC establishes base rates for the Company which reflect nonfuel costs, including the cost of capital, and sales. In the past the Company has sought increases in base rates to reflect the cost of service related to plant facility additions and increases in operating costs. If the Company were to request an increase in its rates and adequate rate relief was not granted on a timely basis, the Company's ability to attract capital at reasonable costs to finance its operations and capital improvements might be impaired.

    The LPSC has elected to review the earnings of all electric, gas, water and telecommunication utilities regulated by it to determine if the returns on equity of these companies may be higher than returns that might be awarded in the current economic environment. The Company is scheduled to be reviewed in early 1995. The Company believes its current return on equity is in line with business conditions; and therefore, anticipates that this review will not have a significant effect on the Company's financial condition or the results of its operations.

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

ENVIRONMENTAL MATTERS

The Company is subject to federal, state and local laws and regulations governing the protection of the environment. Violations may result in substantial fines and penalties. The Company has obtained all material environmental permits necessary for its operations and is in substantial compliance with all applicable environmental laws and regulations. The Company is preparing acid rain and operating permit applications under the 1990 National Clean Air Act (Clean Air Act).

    Implementation of Phase I of the Clean Air Act will not require the Company to reduce sulfur emissions at its solid-fuel generating units, which either burn low-sulfur coal or utilize pollution control equipment. Installation of continuous emission monitoring equipment on its generating units has been completed at a cost of approximately $2.7 million. Although Phase II of the legislation, effective in 2000, involves more stringent limits on emissions, it should not significantly affect the way the Company's generating units are operated. However, some capital investment may be necessary in order to comply with Phase II requirements.

    In 1986 the Company was one of a number of companies named by the Environmental Protection Agency as potentially responsible parties for the cleanup of a site in Missouri previously operated by an authorized PCB (polychlorinated biphenyl) processor. The Company is participating with other parties in the cleanup of this site which is scheduled to be completed in 1995. All anticipated costs have been funded.

NEW ACCOUNTING STANDARDS

On January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The adoption of this standard did not have a significant effect on the Company's financial condition or the results of its operations.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                            (IN THOUSANDS,
                                                                  EXCEPT SHARE AND PER SHARE AMOUNTS)

FOR THE YEARS ENDED DECEMBER 31                                   1994           1993           1992
------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                              $379,603       $382,433       $351,613
------------------------------------------------------------------------------------------------------
Operating expenses
    Fuel used for electric generation                            120,546        119,197        113,944
    Power purchased                                               17,376         28,088          9,647
    Other operation                                               56,561         50,693         51,925
    Restructuring charges                                          1,203         10,851
    Maintenance                                                   24,680         24,991         26,207
    Depreciation                                                  40,007         37,292         34,818
    Taxes other than income taxes                                 28,899         27,011         25,455
    Federal and state income taxes                                19,901         19,565         18,595
------------------------------------------------------------------------------------------------------
      Total operating expenses                                   309,173        317,688        280,591
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                  70,430         64,745         71,022
Interest income                                                      238            358          1,937
Allowance for other funds used during construction                 1,716          2,556          1,412
Other income (expenses), net                                        (967)           (88)          (642)
------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                                    71,417         67,571         73,729
------------------------------------------------------------------------------------------------------
Interest charges
    Interest on debt and other                                    25,736         24,839         27,746
    Allowance for borrowed funds used during construction           (585)          (482)          (538)
    Amortization of debt discount, premium and expense, net        1,223          1,402          1,282
------------------------------------------------------------------------------------------------------
      Total interest charges                                      26,374         25,759         28,490
------------------------------------------------------------------------------------------------------
NET INCOME                                                        45,043         41,812         45,239
Preferred dividend requirements, net                               2,026          1,985          2,229
------------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                            $43,017        $39,827        $43,010
======================================================================================================
AVERAGE SHARES OF COMMON STOCK OUTSTANDING
    Primary                                                   22,414,831     22,388,535     22,343,144
    Fully diluted                                             23,842,199     23,826,654     23,782,896
======================================================================================================
EARNINGS PER SHARE
    Primary                                                        $1.92          $1.78          $1.93
    Fully diluted                                                  $1.86          $1.73          $1.89
======================================================================================================
CASH DIVIDENDS PAID PER SHARE OF COMMON STOCK                      $1.45          $1.41          $1.37
======================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                             (IN THOUSANDS)
AT DECEMBER 31                                                                                         1994                 1993
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Utility plant (Notes A and B)
    Property, plant and equipment                                                                  $ 1,276,266          $ 1,241,147
    Accumulated depreciation                                                                          (410,513)            (379,753)
------------------------------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                                  865,753              861,394
    Construction work-in-progress                                                                       46,379               33,642
------------------------------------------------------------------------------------------------------------------------------------
        Total utility plant, net                                                                       912,132              895,036
------------------------------------------------------------------------------------------------------------------------------------
Investments and other assets (Note D)                                                                   20,327               20,197
------------------------------------------------------------------------------------------------------------------------------------
Current assets
    Cash and cash equivalents (Note A)                                                                   7,440                5,802
    Accounts receivable, net (Note C)
    Customer accounts receivable                                                                         2,165                3,981
      Other accounts receivable                                                                          8,982                6,720
    Unbilled revenues                                                                                      573                1,506
    Fuel inventory, at average cost                                                                     10,184               11,898
    Materials and supplies inventory, at average cost                                                   14,945               14,007
    Prepayments and other current assets                                                                 2,374                2,218
------------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                            46,663               46,132
------------------------------------------------------------------------------------------------------------------------------------
Prepayments                                                                                              7,861                7,640
------------------------------------------------------------------------------------------------------------------------------------
Deferred charges                                                                                       151,831              154,556
------------------------------------------------------------------------------------------------------------------------------------
Accumulated deferred federal and state income taxes (Note J)                                            39,377               38,074
------------------------------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                                               $ 1,178,191          $ 1,161,635
====================================================================================================================================
CAPITALIZATION AND LIABILITIES
Common shareholders' equity
    Common stock, $2 par value, authorized 50,000,000 shares, issued
        22,720,074 and 22,708,874 shares at December 31, 1994 and 1993,
        respectively (Note F)                                                                      $    45,440          $    45,418
    Premium on capital stock                                                                           113,070              112,829
    Retained earnings                                                                                  211,198              200,908
    Treasury stock, at cost, 329,433 and 326,380 shares at
      December 31, 1994 and 1993, respectively                                                          (6,681)              (6,600)
------------------------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity                                                              363,027              352,555
Preferred stock (Note H)
    Not subject to mandatory redemption                                                                 30,748               30,982
    Subject to mandatory redemption                                                                      6,920                7,242
Deferred compensation related to preferred stock held by ESOP                                          (24,404)             (26,118)
Long-term debt, net (Note E)                                                                           336,589              351,087
------------------------------------------------------------------------------------------------------------------------------------
            Total capitalization                                                                       712,880              715,748
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities
    Short-term debt (Note E)                                                                            28,977               28,373
    Long-term debt due within one year (Note E)                                                         14,676                  790
    Accounts payable                                                                                    43,466               40,653
    Customer deposits                                                                                   19,513               18,638
    Taxes accrued (Note J)                                                                               3,262                5,069
    Interest accrued                                                                                     8,298                8,329
    Accumulated deferred fuel                                                                            6,114                5,315
    Other current liabilities                                                                            2,618                2,355
------------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                                      126,924              109,522
------------------------------------------------------------------------------------------------------------------------------------
Deferred credits
    Accumulated deferred federal and state income taxes (Note J)                                       228,803              224,151
    Accumulated deferred investment tax credits (Note J)                                                34,987               36,806
    Other deferred credits                                                                              74,597               75,408
------------------------------------------------------------------------------------------------------------------------------------
            Total deferred credits                                                                     338,387              336,365
------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes C, E, F, I, J and K)
------------------------------------------------------------------------------------------------------------------------------------
            TOTAL CAPITALIZATION AND LIABILITIES                                                   $ 1,178,191          $ 1,161,635
====================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        (IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31                                                              1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net income                                                                            $  45,043       $  41,812       $  45,239
    Noncash items included in net income
      Depreciation and amortization                                                          40,095          37,940          36,299
      Allowance for funds used during construction                                           (2,301)         (3,038)         (1,950)
      Amortization of investment tax credits                                                 (1,819)         (1,826)         (1,830)
      Deferred income taxes                                                                   2,445           1,327          10,826
      Deferred fuel costs                                                                       799           1,869          (1,057)
      Restructuring charges                                                                   1,152           7,135
      (Gain)/loss on disposition of utility plant, net                                           25                             (66)
    Changes in working capital
      Accounts receivable                                                                      (446)         (2,655)         (6,832)
      Unbilled revenues                                                                         933            (384)           (753)
      Inventories                                                                               776          (5,195)           (410)
      Accounts payable                                                                        2,076          (2,014)          4,250
      Customer deposits                                                                         875             867             872
      Taxes accrued                                                                          (1,807)          2,372          (2,456)
      Interest accrued                                                                          (31)          1,044          (1,511)
    Other, net                                                                                  981          (3,075)         (5,010)
------------------------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                                          88,796          76,179          75,611
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Additions to utility plant                                                              (55,445)        (51,507)        (64,425)
    Allowance for funds used during construction                                              2,301           3,038           1,950
    Sale of utility plant                                                                       373             377             673
    Proceeds from long-term note receivable                                                                                   9,808
    Purchase of investments                                                                (203,165)       (292,178)       (527,754)
    Sale of investments                                                                     203,749         296,658         562,933
------------------------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                             (52,187)        (43,612)        (16,815)
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Proceeds from issuance of
      Common stock                                                                              208           1,160             795
      Long-term debt                                                                                         75,000          75,000
    Retirement of long-term debt                                                               (650)        (35,583)       (106,139)
    Purchase of ESOP note                                                                                                   (29,350)
    Repurchase of common stock                                                                 (309)
    Redemption of preferred stock                                                              (322)           (150)         (5,881)
    Dividends paid on common and preferred stock, net                                       (34,501)        (33,493)        (32,146)
    Changes in short-term borrowings, net                                                       603         (35,497)         38,805
------------------------------------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                                             (34,971)        (28,563)        (58,916)
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          1,638           4,004            (120)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                5,802           1,798           1,918
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $   7,440       $   5,802       $   1,798
====================================================================================================================================
Supplementary cash flow information
    Interest paid (net of amount capitalized)                                             $  27,457       $  24,116       $  28,748
    Income taxes paid                                                                     $  25,762       $  17,326       $  11,015
====================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THE CONSOLIDATED FINANCIAL STATEMENTS.

       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

                                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    COMMON STOCK         PREMIUM                 TREASURY STOCK
FOR THE YEARS ENDED                                            ---------------------   ON CAPITAL   RETAINED    ----------------
DECEMBER 31, 1992, 1993 AND 1994                                 SHARES      AMOUNT      STOCK      EARNINGS    SHARES     COST
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                                       22,570,412    $45,141    $111,224    $180,269   328,600    $6,645
--------------------------------------------------------------------------------------------------------------------------------
  Redemptions of preferred stock                                                             (81)
  Incentive stock options exercised                                63,669        127         668
  Issuance of treasury stock                                                                                      (266)      (6)
  Costs associated with stock split                                                                     (116)
  Dividend requirements, preferred stock, net                                                         (2,229)
  Cash dividends paid, common stock, $1.37 per share                                                 (30,526)
  Net income                                                                                          45,239
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                                     22,634,081     45,268     111,811     192,637   328,334    6,639
-------------------------------------------------------------------------------------------------------------------------------
  Redemptions of preferred stock                                                               8
  Incentive stock options exercised                                74,793        150       1,010
  Issuance of treasury stock                                                                                    (1,981)     (40)
  Incentive shares forfeited                                                                                        27        1
  Capital stock expense                                                                                  (48)
  Dividend requirements, preferred stock, net                                                         (1,985)
  Cash dividends paid, common stock, $1.41 per share                                                 (31,508)
  Net income                                                                                          41,812
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                                     22,708,874     45,418     112,829     200,908   326,380    6,600
------------------------------------------------------------------------------------------------------------------------------------
  Redemptions of preferred stock                                                              48
  Incentive stock options exercised                                11,200         22         186
  Repurchase of common stock                                                                                    14,300      309
  Issuance of treasury stock                                                                   7               (11,247)    (228)
  Capital stock expense                                                                                  (12)
  Dividend requirements, preferred stock, net                                                         (2,026)
  Cash dividends paid, common stock, $1.45 per share                                                 (32,475)
  Unrealized holding loss on available-for-sale
    securities, net                                                                                     (240)
  Net income                                                                                          45,043
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                                     22,720,074    $45,440    $113,070    $211,198   329,433   $6,681
====================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRESENTATION AND REGULATION

The consolidated financial statements include the accounts of Central Louisiana Electric Company, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions are eliminated.

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

    The provision for depreciation is computed using the straight-line method at rates which will amortize the unrecovered cost of depreciable property over its estimated useful life. Annual depreciation provisions expressed as a percentage of average depreciable property were 3.17% for 1994, 3.11% for 1993 and 3.13% for 1992.

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

DEBT EXPENSE, PREMIUM AND DISCOUNT

Expense, premium and discount applicable to debt securities are amortized to income ratably over the lives of the related issues. Expense and call premium related to refinanced debt are amortized over the remaining life of the original issue.

REVENUES AND FUEL COSTS

Revenues from sales of electricity are recorded when billed to customers and, in addition, are estimated and accrued for electricity delivered since the latest billings. The cost of fuel is recovered from customers through fuel adjustment clauses, based upon fuel costs incurred in prior months. These adjustments are subject to audit and final determination by regulators.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

The capitalization of AFUDC is a utility accounting practice prescribed by the FERC. AFUDC represents the estimated cost of financing construction work-in-progress. AFUDC does not represent a current source of cash, but under regulatory practices, a return on and recovery of AFUDC is permitted in setting rates charged for utility services. The composite AFUDC rate, including borrowed and other funds on a combined basis, for 1994 and 1993 was 15.1% on a pre-tax basis (9.29% net-of-tax) and 9.35% net-of-tax for 1992.

NET INCOME PER COMMON SHARE

Net income per common share is computed using the weighted average number of shares of common stock outstanding during the year. In 1994 potentially dilutive securities had a 3% dilutive effect on net income per common share due to the assumed conversion of the Incentive Stock Option Plan and the convertible preferred stock held by the Employee Stock Ownership Plan (ESOP). As a result, both primary and fully diluted average shares of common stock outstanding and earnings per share are presented.

                                      -24-
NOTE B -- JOINTLY OWNED GENERATING UNITS

Two electric generating units operated by the Company are jointly owned with other utilities. The Company's proportionate share of operation and maintenance expenses associated with these two units are reflected in the financial statements.

                                                   (DOLLAR AMOUNTS IN THOUSANDS)
                                                     DOLET HILLS      RODEMACHER
AT DECEMBER 31, 1994                                  UNIT #1          UNIT #2
--------------------------------------------------------------------------------
Percentage of ownership                                    50%             30%
Utility plant in service                              $270,878         $84,639
Accumulated depreciation                              $ 69,957         $31,685
Unit capability (thousand kilowatts)                     650.0           523.0
Share of capability (thousand kilowatts)                 325.0           156.9
================================================================================

NOTE C -- RECEIVABLES

The Company sells an ownership interest in certain types of accounts receivable and accrued, unbilled revenues. A maximum of $35,000,000 of receivables may be sold at any time, and new receivables are sold as previously sold receivables are collected. Sales of the Company's receivables are scheduled to continue through April 1995, but the Company expects to extend this program until 2000. The Company is obligated to repurchase a limited amount of receivables if such receivables were to become uncollectible. The Company maintains an allowance for uncollectible accounts based on historical experience against which losses on all receivables are charged.

                                                               (IN THOUSANDS)
FOR THE YEAR ENDED DECEMBER 31                                1994        1993
--------------------------------------------------------------------------------
Receivables sold but not collected (at year end)             $34,000     $35,000
Average amount of receivables sold                           $34,557     $34,366
Costs charged to operating expense                           $ 1,751     $ 1,311
Receivables subject to repurchase (at year end)              $ 3,510     $ 3,374
Accumulated provision for uncollectible accounts
 (at year end)                                               $   444     $   537
================================================================================

NOTE D -- INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS

On January 1, 1994, the Company implemented Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company has classified the various debt and equity securities it owns as "available-for-sale" and carries these securities at fair value. These funds are invested through an outside investment manager pending final determination by the Company as to their ultimate utilization. Currently, the Company does not intend to trade these securities actively or to hold these investments to their final maturity. Securities may be sold in order to adjust the amounts invested within the various types of securities, to limit the potential loss exposure associated with a specific security or to obtain funds needed for other investment opportunities. For the year ended December 31, 1994, the net unrealized holding loss on the Company's available-for-sale securities was immaterial.

                                                             (IN THOUSANDS)
                                                       ORIGINAL      FAIR MARKET
AT DECEMBER 31, 1994                                     COST            VALUE
--------------------------------------------------------------------------------
Equity securities                                        $ 6,750         $ 6,466
U.S. Treasury/Government Agency                            4,371           4,317
Corporate obligations                                      1,333           1,303
--------------------------------------------------------------------------------
    Total marketable securities                          $12,454         $12,086
================================================================================

     Proceeds from the sales of available-for-sale securities in 1994 were $14,448,000. The gross realized gains from these sales were approximately $1,295,000 and the gross realized losses were approximately $2,170,000 in 1994.

    The contractual maturities of debt securities classified as available-for-sale are as follows:

                                                             (IN THOUSANDS)
                                                       ORIGINAL      FAIR MARKET
AT DECEMBER 31, 1994                                     COST           VALUE
--------------------------------------------------------------------------------
Within 1 year                                           $  100            $   99
1 through 5 years                                        1,883             1,836
5 through 10 years                                       3,637             3,605
After 10 years                                              84                80
--------------------------------------------------------------------------------
    Total debt securities                               $5,704            $5,620
================================================================================

    The amounts reflected in the financial statements at December 31, 1994 and 1993, for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of their short-term nature. The fair value of investments at December 31, 1994 and 1993, is estimated based on quoted market prices for these or similar investments. The fair value of the Company's long-term debt and non-convertible preferred stock is estimated based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtainable by the Company for debt and preferred stock with similar maturities. The fair value of convertible preferred stock is estimated assuming its conversion into common stock at the market price per common share at December 31, 1994 and 1993, with proceeds from the sale of the common stock used to repay the principal balance of the Company's loan to the ESOP.

                                                                               (IN THOUSANDS)
                                                                   1994                             1993
------------------------------------------------------------------------------------------------------------------
                                                          CARRYING       ESTIMATED       Carrying        Estimated
                                                            VALUE       FAIR VALUE         Value        Fair Value
------------------------------------------------------------------------------------------------------------------
Investments                                               $ 19,558        $ 19,558        $ 19,572       $ 19,657
Long-term debt                                            $351,741        $345,810        $352,391       $379,127
Preferred stock not subject to mandatory redemption       $  6,344        $  6,722        $  4,864       $  8,165
Preferred stock subject to mandatory redemption           $  6,920        $  5,927        $  7,242       $  5,978
==================================================================================================================

NOTE E -- DEBT

The Company has a $100,000,000 revolving credit facility with a group of banks that provides for uncollateralized borrowings at prevailing market interest rates or at interest rates established by competitive bids. Each year, subject to the approval of the banks, the facility may be extended for a one-year period. In 1994 the scheduled expiration date of the facility was extended for one year to July 31, 1997. The Company pays a commitment fee (currently 0.1875%) on the full amount of the facility, based upon the Company's lowest senior secured debt or unsecured commercial paper rating. The Company is not required to maintain compensating balances in connection with the revolving credit facility. Since the revolving credit facility provides liquidity support for the issuance of commercial paper, the aggregate amount of commercial paper notes and borrowings under the revolving credit facility cannot exceed $100,000,000. In addition to its revolving credit facility, the Company also has various uncommitted borrowing arrangements with banks totaling $23,000,000. The banks are not obligated to lend under these arrangements, and any borrowings are made at negotiated interest rates and are uncollateralized. The Company pays no fees on any of these arrangements, nor are compensating balances required. The weighted average interest rate on short-term debt was 5.87% at December 31, 1994 and 3.34% at December 31, 1993.
                                                   (IN THOUSANDS)
                                                  1994        1993
--------------------------------------------------------------------
Commercial paper, net                          $  28,977   $  25,073
Bank loans                                                     3,300
--------------------------------------------------------------------
    Total short-term debt                      $  28,977   $  28,373
====================================================================
First mortgage bonds
    Series L,  5%, due 1995                    $  14,000   $  14,000
    Series X, 912%, due 2005                      60,000      60,000
    Series Y, 958%, due 2021                      50,000      50,000
Pollution control revenue bonds,
  variable rate, due 2018                         61,260      61,260
Medium-term notes
     9.13%, due 1997                              15,000      15,000
     7.85%, due 2000                              25,000      25,000
     7.53%, due 2004                              25,000      25,000
     7.00%, due 2003                              10,000      10,000
     6.90%, due 1998                              15,000      15,000
     5.90%, due 1999                              10,000      10,000
     6.55%, due 2003                              15,000      15,000
     6.33%, due 2002                              25,000      25,000
     5.78%, due 2001                              10,000      10,000
     6.20%, due 2006                              15,000      15,000
Mortgage notes, 2%, due 1995                         171         346
Capitalized lease obligations,
  5.0% - 6.875%, due 1995-2001                     1,310       1,785
--------------------------------------------------------------------
    Total long-term debt                         351,741     352,391
Amount due within one year                       (14,676)       (790)
Unamortized premium and discount, net               (476)       (514)
--------------------------------------------------------------------
    Total long-term debt, net                  $ 336,589   $ 351,087
====================================================================

                                                            (IN THOUSANDS)
                                      1995    1996   1997      1998     1999  Thereafter  Total
-------------------------------------------------------------------------------------------------
Amounts payable under
  long-term debt agreements          $14,676  $535  $15,250  $15,005  $10,005  $296,270  $351,741
=================================================================================================

NOTE F -- COMMON STOCK

In 1992 shareholders approved a two-for-one split of the Company's common stock. The stock split reduced the par value of the common stock from $4.00 per share to $2.00 per share and increased the number of authorized shares of common stock from 25,000,000 shares to 50,000,000 shares.

    In association with incentive compensation plans in effect during the three-year period ended 1994, certain officers and key employees could be awarded shares of restricted or unrestricted common stock or held options to purchase shares of the Company's common stock at 100% of the fair market value of the common stock at the dates the options were granted. The cost of the restricted stock awards, as measured by the fair market value of the common stock at the time of the grant, is recorded as compensation expense over the periods during which the restrictions on the common stock lapse. The Company makes no charge to expense with respect to the options. At December 31, 1994, all options were exercisable, while the number of shares of restricted stock previously awarded for which restrictions had not lapsed totaled 23,063 shares. Changes in incentive shares for the three-year period ended 1994 were as follows:

                                                INCENTIVE SHARES
                                ------------------------------------------------
                                OPTION PRICE       UNEXERCISED     AVAILABLE FOR
                                  PER SHARE       OPTION SHARES    FUTURE GRANTS
--------------------------------------------------------------------------------
Balance, January 1, 1992                             208,892          791,226
--------------------------------------------------------------------------------
Options exercised                 $   7.00              (900)
                                  $  8.875           (25,668)
                                  $  14.75           (30,201)
                                  $  16.78            (6,900)
Restricted stock granted                                               (6,994)
--------------------------------------------------------------------------------
Balance, December 31, 1992                          145,223           784,232
--------------------------------------------------------------------------------
Options exercised                 $  8.875            (6,118)
                                  $  14.75           (35,275)
                                  $  16.78           (33,400)
Restricted stock granted                                              (10,320)
Restricted stock forfeited                                                 27
Incentive stock awarded                                                (2,624)
--------------------------------------------------------------------------------
Balance, December 31, 1993                            70,430          771,315
--------------------------------------------------------------------------------
Options exercised                 $  14.75            (6,500)
                                  $  16.78            (4,700)
Restricted stock granted                                               (9,263)
Incentive stock awarded                                                (2,274)
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                            59,230          759,778
================================================================================

    Various debt agreements of the Company contain covenants which restrict the amount of retained earnings that may be distributed as dividends to common shareholders. The most restrictive covenant requires that common shareholders' equity be not less than 30% of total capitalization, including short-term debt. At December 31, 1994, approximately $136 million of retained earnings was not restricted.

NOTE G -- SUPPLEMENTARY PROFIT AND LOSS INFORMATION
                                                            (IN THOUSANDS)
                                                       1994      1993      1992
--------------------------------------------------------------------------------
Operating revenue derived from one customer          $28,259   $29,731   $29,193
================================================================================
Other taxes included in income statement             $28,899   $27,011   $25,455
Other taxes capitalized to plant                         742       882       775
--------------------------------------------------------------------------------
Total other taxes                                    $29,641   $27,893   $26,230
--------------------------------------------------------------------------------
Other taxes consist of:
    State and municipal property                     $15,406   $14,174   $13,086
    State and municipal franchise                     10,424     9,443     9,066
    Other                                              3,811     4,276     4,078
--------------------------------------------------------------------------------
Total other taxes                                    $29,641   $27,893   $26,230
================================================================================

NOTE H -- PREFERRED STOCK

Information about the components of preferred stock capitalization is as follows:

                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                   Balance              Balance               Balance               BALANCE
                                  January 1,          December 31,          December 31,          DECEMBER 31,
                                     1992     Change      1992      Change     1993       Change      1994
--------------------------------------------------------------------------------------------------------------
CUMULATIVE PREFERRED
STOCK, $100 par value
--------------------------------------------------------------------------------------------------------------
NOT SUBJECT TO MANDATORY
REDEMPTION
    4.50%                         $  1,029             $  1,029              $  1,029               $  1,029
    Convertible, Series of 1991,
       variable rate                30,000   $    (6)    29,994     $  (41)    29,953     $(234)      29,719
--------------------------------------------------------------------------------------------------------------
                                  $ 31,029   $    (6)  $ 31,023     $  (41)  $ 30,982     $(234)    $ 30,748
--------------------------------------------------------------------------------------------------------------
SUBJECT TO MANDATORY
REDEMPTION
    4.50%, Series of 1955         $    560   $   (40)  $    520     $  (40)  $    480     $ (40)    $    440
    4.65%, Series of 1964            3,640      (140)     3,500                 3,500      (140)       3,360
    4.75%, Series of 1965            3,510      (130)     3,380       (118)     3,262      (142)       3,120
    7.50%, Series of 1973            5,490    (5,490)
--------------------------------------------------------------------------------------------------------------
                                  $ 13,200   $(5,800)  $  7,400     $ (158)    $7,242      (322)    $  6,920
==============================================================================================================
Deferred compensation related
    to convertible preferred
    stock held by the ESOP        $(29,291)  $   985   $(28,306)    $2,188   $(26,118)    1,714     $(24,404)
==============================================================================================================
CUMULATIVE PREFERRED
STOCK, $100 par value
--------------------------------------------------------------------------------------------------------------
Number of Shares
    Authorized                   1,478,400   (57,600) 1,420,800     (1,181) 1,419,619    (2,819)   1,416,800
  Issued and Outstanding           442,288   (58,056)   384,232     (1,994)   382,238    (5,562)     376,676
==============================================================================================================
CUMULATIVE PREFERRED
STOCK, $25 par value
--------------------------------------------------------------------------------------------------------------
Number of Shares
    Authorized                   3,000,000            3,000,000             3,000,000              3,000,000
    Issued and Outstanding
==============================================================================================================

    In 1991 the Company sold 300,000 shares of convertible preferred stock to the ESOP. The dividend rate on the preferred stock was 8.125% in 1994, 1993 and 1992. Each share of preferred stock is convertible into 4.8 shares of common stock. The amount of total capitalization reflected in the consolidated financial statements has been reduced by an amount of deferred compensation expense related to the shares of convertible preferred stock which have not yet been allocated to ESOP participants. The amount shown in the consolidated financial statements for preferred dividend requirements in 1994, 1993 and 1992 has been reduced by $771,000, $840,000 and $919,000, respectively, to reflect the benefit of the income tax deduction for dividend requirements on unallocated shares held by the ESOP.

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

                           Optional Redemption           Mandatory Redemption
                           -------------------        -------------------------
                               Price per                 Number of    Price per
Series                           Share                Shares Annually  Share
-------------------------------------------------------------------------------
4.50%                            $101
4.50%, Series of 1955            $102                       400          $100
4.65%, Series of 1964            $102                       1,400        $100
4.75%, Series of 1965            $100                       1,300        $100
Convertible, Series of 1991
   Through April 1, 1996         $105.6875 to $104.875
   Thereafter                    $104.0625 to $100
===============================================================================

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

NOTE I -- PENSION PLAN AND EMPLOYEE BENEFITS

Substantially all employees are covered by a noncontributory, defined benefit pension plan. Benefits under the plan reflect an employee's years of service, age at retirement and highest total average compensation for any consecutive five calendar years during the last ten years of employment with the Company. The Company's policy is to fund contributions to the employee pension plan based upon actuarial computations utilizing the projected unit credit method, subject to the Internal Revenue Service full funding limitation. Consistent with regulatory accounting practices prior to 1993, the Company recognized a regulatory adjustment to accrued pension costs so that pension expense was equal to the amount funded. No contributions to the pension plan were required during the three-year period ended 1994. Effective January 1, 1993, the Company began accounting for its pension plan on an accrual basis for ratemaking purposes with the approval of the LPSC staff. Additionally, the previously recorded regulatory credit is being amortized to income over a five-year period, subject to review by the LPSC in future proceedings. The components of pension expense and the actuarial assumptions for the three-year period ended 1994 were as follows:

                                                     (IN THOUSANDS)

                                           1994          1993         1992
-------------------------------------------------------------------------------
Service costs for benefits earned
 during the period                       $ 2,648       $ 2,559       $ 2,422
Interest costs on projected
 benefit obligation                        6,269         5,674         5,206
Actual gain on assets                     (8,730)       (8,164)       (4,175)
Special termination benefits                             3,903
Net amortization and deferral             (1,037)       (1,109)       (4,490)
-------------------------------------------------------------------------------
Net pension benefit cost                    (850)        2,863        (1,037)
Regulatory adjustment                                                  1,037
-------------------------------------------------------------------------------
Net pension cost expensed                $  (850)      $ 2,863       $     0
===============================================================================
Actuarial assumptions
    Weighted average discount rate          7.50%         7.00%         8.50%
    Rate of increase in future
     compensation                           5.00%         5.00%         6.40%
    Rate of return on plan assets           9.50%         9.50%         9.50%
===============================================================================

    Employee pension plan assets are invested in publicly traded domestic common stocks, U.S. government, federal agency and corporate obligations, an international equity fund, commercial real estate funds and pooled temporary investments.

    The employee pension plan's funded status as determined by the actuary at December 31, 1994 and 1993, is presented in the following table.

                                                             (IN THOUSANDS)

                                                          1994           1993
-------------------------------------------------------------------------------
Actuarial present value of benefit obligation
      Vested benefits                                  $ (71,740)     $ (68,463)
      Nonvested benefits                                  (3,149)        (3,038)
-------------------------------------------------------------------------------
      Accumulated benefit obligation                     (74,889)       (71,501)
      Effect of projected future compensation
       levels                                            (14,438)       (14,547)
-------------------------------------------------------------------------------
Projected benefit obligation for service
 rendered to date                                        (89,327)       (86,048)
Plan assets at fair market value                         101,432        105,105
-------------------------------------------------------------------------------
Plan assets in excess of projected benefit
 obligation                                               12,105         19,057
Unamortized transition asset                             (11,896)       (13,214)
Unrecognized net (gain)/loss                               3,504         (2,980)
-------------------------------------------------------------------------------
Accrued pension asset                                  $   3,713      $   2,863
===============================================================================

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
                                      -29-

The table below contains information about the 401(k) Plan and the ESOP for the three-year period ended 1994.
                                                        (IN THOUSANDS)

                                               1994          1993         1992
-------------------------------------------------------------------------------
401(k) Plan expense                           $1,537        $1,449       $  870
-------------------------------------------------------------------------------
Dividend requirements to ESOP on
 convertible preferred stock                  $2,415        $2,434       $2,436
-------------------------------------------------------------------------------
Interest incurred by ESOP on
 its indebtedness                             $2,008        $2,079       $1,535
-------------------------------------------------------------------------------
Company contributions to ESOP                 $1,205        $1,270       $  325
===============================================================================

    The Company's retirees and their dependents are eligible to receive health, dental and life insurance benefits. Prior to 1993 the Company recognized the cost of postretirement benefits as claims were paid, which was approximately $764,000 in 1992. In 1993 the Company began recognizing the expected cost of these benefits during the periods in which the benefits are earned.

    The components of net postretirement benefit cost for 1994 and 1993 were as follows:
                                                             (IN THOUSANDS)

                                                           1994           1993
-------------------------------------------------------------------------------
Service costs for benefits earned                         $  640         $  507
Interest costs                                             1,025          1,010
Amortization of transition obligation                        567            572
Plan curtailment cost                                                       441
Recognition of prior service costs                                        1,512
-------------------------------------------------------------------------------
Net postretirement benefit cost                           $2,232         $4,042
===============================================================================

    The financial status of the postretirement benefit plan at December 31, 1994 and 1993, as determined by the actuary is presented in the following table.

                                                             (IN THOUSANDS)

                                                          1994           1993
-------------------------------------------------------------------------------
Accumulated benefit obligation
    Retirees                                            $ 10,042       $ 10,600
    Fully eligible participants                            2,412          1,181
    Other active participants                              2,758          3,070
-------------------------------------------------------------------------------
Total accumulated benefit obligation                      15,212         14,851
Unamortized transition obligation                         (9,240)        (9,753)
Unrecognized loss                                           (949)        (1,697)
-------------------------------------------------------------------------------
Accrued unfunded postretirement benefit liability       $  5,023       $  3,401
===============================================================================

    Effective October 1, 1993, the Company revised certain actuarial assumptions used in the computation of postretirement benefit expense, which resulted in an unrecognized gain of $961,000. The unrecognized gain was subsequently eliminated against the increase in postretirement benefit costs due to the curtailment associated with the restructuring.

    The assumed health care cost trend rate used to measure the expected cost of benefits was 10% in 1994, declining to 5.5% by 2006 and remains at 5.5% thereafter. If the health care cost trend rate assumptions were increased by 1%, the accumulated benefit obligation would be $15,796,000 at December 31, 1994, and the aggregate of the service and interest cost components of the net periodic cost of health care benefits would be $1,752,000 annually. The weighted average assumed discount rate used to measure the accumulated benefit obligation was changed from 7% to 7.5% in 1994 and resulted in an unrecognized gain. The weighted average assumed discount rate used to measure the accumulated benefit obligation in 1993 was changed from 8.5% to 7% and resulted in an unrecognized loss.

    In 1994 the Company announced a plan to consolidate 25 customer service offices into ten regional offices by June 1995. This plan resulted in a restructuring charge to 1994 earnings of $1,203,000. This charge consisted mainly of voluntary severance benefits and customer service office lease commitment costs. In 1993 the Company's organizational structure was streamlined. The resulting reduction in staff was achieved through enhanced early retirement and voluntary severance programs. The restructuring charge, which totaled $10,851,000, included $3,903,000 for special pension termination benefit costs, $1,953,000 for net postretirement plan curtailment costs, and $4,995,000 for voluntary severance, relocation and other costs.

NOTE J -- INCOME TAXES

Federal income tax expense for the three-year period ended 1994 is less than the amount computed by applying the statutory federal rate to book income before tax as follows:

                                                                    (IN THOUSANDS, EXCEPT %)

                                                            1994                        1993                       1992
------------------------------------------------------------------------------------------------------------------------------
                                                      AMOUNT         %            Amount        %           Amount         %
------------------------------------------------------------------------------------------------------------------------------
Book income before tax                               $ 64,944      100.0        $ 61,377      100.0        $ 63,834      100.0
------------------------------------------------------------------------------------------------------------------------------
Tax at statutory rate on book income before tax      $ 22,730       35.0        $ 21,482       35.0        $ 21,704       34.0
Increase (decrease):
    Tax effect of AFUDC                                  (805)      (1.2)         (1,063)      (1.7)           (663)      (1.0)
    Amortization of investment tax credits             (1,819)      (2.8)         (1,827)      (2.9)         (1,830)      (2.9)
    Tax effect of prior-year tax
      benefits not deferred                               537        0.8             444        0.7             297        0.5
    Other, net                                         (3,219)      (5.0)         (2,194)      (3.6)         (2,263)      (3.6)
------------------------------------------------------------------------------------------------------------------------------
Total federal income tax expense                       17,424       26.8          16,842       27.5          17,245       27.0
------------------------------------------------------------------------------------------------------------------------------
Current state income tax expense                        2,477        3.8           2,723        4.4           1,350        2.1
------------------------------------------------------------------------------------------------------------------------------
Total federal and state income tax expense           $ 19,901       30.6        $ 19,565       31.9        $ 18,595       29.1
==============================================================================================================================

    Information about current and deferred income tax expense is as follows:

                                                         (IN THOUSANDS)

                                                  1994        1993       1992
-------------------------------------------------------------------------------
Current federal income tax expense             $ 16,798    $ 17,342    $  8,249
Deferred federal income tax expense               2,445       1,327      10,826
Amortization of accumulated deferred
 investment tax credits                          (1,819)     (1,827)     (1,830)
-------------------------------------------------------------------------------
Total federal income tax expense                 17,424      16,842      17,245
-------------------------------------------------------------------------------
Current state income tax expense                  2,477       2,723       1,350
-------------------------------------------------------------------------------
Total federal and state income tax
 expense                                       $ 19,901    $ 19,565    $ 18,595
===============================================================================
Deferred federal income tax expense
 attributable to:
    Depreciation                               $  4,466    $  5,022    $  4,852
    Storm damages                                  (340)        414       4,801
    Asset basis differences                        (352)       (882)        380
    Employee benefits                              (455)     (2,074)
    Fuel costs                                     (244)       (620)        407
    Other                                          (630)       (533)        386
-------------------------------------------------------------------------------
Total deferred federal income tax
 expense                                       $  2,445    $  1,327    $ 10,826
===============================================================================
Cumulative net amounts of temporary
 differences for which deferred federal
 income taxes have not been provided                                   $ 21,480
===============================================================================

    The balance of accumulated deferred federal and state income tax assets and liabilities at December 31, 1994 and 1993, was comprised of the tax effect of the following:
                                                      (IN THOUSANDS)

                                                  1994              1993
                                             ASSET  LIABILITY   Asset  Liability
--------------------------------------------------------------------------------
Depreciation and property basis
 differences                                $ 5,690  $122,210  $ 4,974  $117,087
Allowance for funds used during
 construction                                          41,933             42,110
Investment tax credits                       21,979             23,116
Other                                        11,708    64,660    9,984    64,954
--------------------------------------------------------------------------------
Accumulated deferred federal and state
 income taxes                               $39,377  $228,803  $38,074  $224,151
================================================================================

    In 1993 there was no material effect on the Company's results of operations from the implementation of the new accounting standard for income taxes or the increase in the federal corporate income tax rate. Regulatory assets recorded for deferred taxes at December 31, 1994 and 1993, were $125,356,000 and $126,174,000 respectively. Regulatory liabilities recorded for deferred taxes at December 31, 1994 and 1993, were $51,712,000 and $52,968,000, respectively.
Regulatory assets and liabilities will be realized over the accounting lives of the related properties to the extent past ratemaking practices are continued by regulators. Prior to 1993 deferred federal and state taxes were not provided for these temporary differences due to their treatment for ratemaking purposes.

NOTE K -- COMMITMENTS AND CONTINGENCIES

Construction expenditures for 1995 are estimated to be $57,000,000, excluding AFUDC, and for the five-year period ending 1999 are expected to total $284,000,000, excluding AFUDC. Scheduled maturities of debt and preferred stock will total about $15,000,000 for 1995 and approximately $57,000,000 for the five-year period ending 1999.

    The Company has entered into various long-term contracts for the procurement of lignite, coal and natural gas to fuel its generating stations. Most of these contracts contain provisions for price changes, minimum purchase levels and other financial commitments.

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

    An audit of the Company's 1991 and 1992 tax returns was completed by agents of the Internal Revenue Service (IRS) in January 1995. A number of assessments were proposed that would substantially increase federal and Louisiana taxable income for those years. The Company is contesting most of these assessments. Deferred taxes have been provided for all temporary differences and reserves have been provided for other issues. If the IRS is completely successful on all of the contested issues, an additional liability in excess of current reserves would exist for interest and, if assessed, penalties.

    In early 1995 the Company and Teche Electric Cooperative, Inc. (Teche) executed a purchase and sale agreement regarding a purchase of all of the assets of Teche by the Company, for a purchase price, including the Company's assumption or other discharge of Teche's liabilities, of approximately $22.4 million. Closing of the transaction is subject to a number of conditions, including the approval by Teche members at their annual meeting on March 11, 1995, approval by governmental authorities, including the LPSC and the Rural Utilities Service (formerly the Rural Electrification Administration), successful resolution of Teche's power supply contract with Cajun Electric Cooperative and certain other conditions.

    The LPSC has scheduled a review of the Company's earnings in early 1995. The Company believes its current return on equity is in line with business conditions; and therefore, anticipates that this review will not have a significant effect on the Company's financial condition or the results of its operations.

NOTE L -- MISCELLANEOUS FINANCIAL INFORMATION (Unaudited)

Quarterly information for 1994 and 1993 is shown below.

                                                     (IN THOUSANDS,
                                                 EXCEPT PER SHARE AMOUNTS)

                                                          1994
--------------------------------------------------------------------------------
                                            1ST      2ND       3RD        4TH
                                          QUARTER  QUARTER   QUARTER    QUARTER
--------------------------------------------------------------------------------
Operating revenues                        $84,147  $100,940  $112,633   $81,883
Operating income                          $14,779   $19,276   $24,093   $12,282
Net income applicable to common
 stock                                     $8,081   $12,268   $17,100    $5,568
Primary net income per average
 common share                              $  .36    $  .55    $  .76    $ .25
Fully diluted net income per
 average common share                      $  .35    $  .53    $  .73    $ .25
Dividends paid per common share            $  .355   $  .365   $  .365   $ .365
Market price per share
    High                                   $24-7/8   $25-5/8   $24-3/8   $23-5/8
    Low                                    $21-1/4   $22-1/4   $21-1/4   $20-7/8
================================================================================

                                                         1993
--------------------------------------------------------------------------------
                                           1st      2nd      3rd         4th
                                         Quarter  Quarter  Quarter     Quarter
--------------------------------------------------------------------------------
Operating revenues                       $75,448  $92,070  $126,110    $88,805
Operating income                         $12,761  $17,523   $20,252    $14,209
Net income applicable to common
 stock                                    $7,024  $11,545   $13,665    $ 7,594
Primary net income per average
 common share                             $  .31   $  .52    $  .61     $ .34
Fully diluted net income per
 average common share                     $  .31   $  .50    $  .59     $ .33
Dividends paid per common share           $  .345  $  .355   $  .355    $ .355
Market price per share
    High                                  $25-3/8  $26-3/4   $27-1/8    $  27
    Low                                   $23-1/2  $24-3/4   $25-1/4    $  23
================================================================================

    The Company's common stock is listed for trading on the New York and Pacific stock exchanges under the ticker symbol "CNL." The Company's preferred stock is not listed on any stock exchange. On December 31, 1994, the Company had 12,683 common and 211 preferred shareholders as determined from the records of the transfer agent.

    On January 27, 1995, the Company's Board of Directors declared a quarterly dividend of 36-1/2 cents per share payable February 15, 1995, to common shareholders of record February 6, 1995.

                                      -32-
REPORT OF MANAGEMENT

To the Shareholders of
Central Louisiana Electric Company, Inc.

The management of Central Louisiana Electric Company, Inc. is responsible for the preparation of the financial statements and accompanying disclosures. Financial information throughout this annual report is consistent with the financial statements. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based upon currently available facts and the informed estimates and judgments of management.

    Management maintains a system of internal accounting controls which it believes is adequate to provide reasonable assurance as to the integrity of the accounting records and the protection of assets. The system of internal accounting controls is supported by written policies and procedures, by a staff of internal auditors who conduct comprehensive internal audits, by the selection and training of qualified personnel and by an organizational structure that provides for appropriate delegation of authority and segregation of responsibilities.

    The Audit Committee of the Board of Directors, comprised entirely of outside directors, meets periodically with management, internal auditors and the Company's independent accountants to discuss accounting, auditing and financial reporting matters. To ensure their independence, both the internal auditors and the independent accountants have unrestricted access to the Audit Committee.

DAVID M. EPPLER
Vice President - Finance

JOHN L. BALTES, JR.
Controller
January 27, 1995


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Central Louisiana Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Central Louisiana Electric Company, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Louisiana Electric Company, Inc. as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Notes I and J to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.

COOPERS & LYBRAND L.L.P.
New Orleans, Louisiana

January 27, 1995
                                      -33-