Form 10-K, Exhibit 13
period 1995-12-31
CENTRAL LOUISIANA ELECTRIC CO INC
filed 1996-03-29
CIK 18672

EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Net income applicable to common stock for 1995 totaled $46.7 million, or $2.08 per share, an increase of $0.16 per share from 1994 earnings of $1.92 per share. Earnings for 1993 were $1.78 per share on net income applicable to common stock. Results for 1995 were affected by increased kilowatt-hour sales resulting from the warmer-than-normal weather, partially offset by higher operating expenses compared to the previous year. Net income for 1994 included a $0.03 per share after-tax restructuring charge for a customer service office consolidation plan. Earnings for 1994 were also affected by an increase in sales, which were more than offset by higher operating expenses compared to 1993. Earnings for 1993 included a $0.31 per share after-tax restructuring charge arising out of an organizational effectiveness study.

REVENUES AND SALES

Revenues and kilowatt-hour (kwh) sales were as follows:

Revenues                                 1995                     1994
--------                          -------------------      -------------------
                                    In         Percent       In         Percent
                                 Thousands      Change    Thousands      Change
                                  --------       ----      --------       ----
Base (nonfuel) ...............    $261,143        7.0%     $244,047        2.7%

Fuel cost recovery ...........     133,283       (1.7)%     135,556       (6.5)%
                                  --------       ----      --------       ----
   Total revenues ............    $394,426        3.9%     $379,603       (0.7)%
                                  ========       ====      ========       ====

Sales                                            1995               1994
-----                                      -----------------  -----------------
                                           Million   Percent  Million   Percent
                                             kwh      Change    kwh      Change
                                            -----      ----    -----     -----
Regular customers
   Residential .........................    2,763       9.1%   2,532       2.5%
   Commercial ..........................    1,265       7.2%   1,180       6.4%
   Industrial ..........................    2,227       9.7%   2,030       1.2%
   Other ...............................      502       3.1%     487       5.2%
   Sales for resale ....................      360      71.4%     210      20.0%
                                            -----      ----    -----     -----
Total sales to regular customers .......    7,117      10.5%   6,439       3.5%
Short-term sales to other utilities ....       68     (60.9)%    174     (34.6)%
                                            -----      ----    -----     -----
   Total electric sales ................    7,185       8.6%   6,613       1.9%
                                            =====      ====    =====     =====

     The Company's base rates did not change in 1995, 1994 or 1993. Total operating revenues were higher in 1995 compared to 1994 largely resulting from the effect on base revenues of weather-related increases in kilowatt-hour sales. The increase in revenues resulted from an increase in base revenues reduced slightly by a decrease in fuel cost recovery revenues resulting from lower natural gas prices. Net income is not affected by changes in the cost of fuel and purchased power because these cost fluctuations are passed on to customers through fuel adjustment clauses.

     Total operating revenues were lower in 1994 compared to 1993 due primarily to a decrease in fuel cost recovery revenues resulting from lower natural gas prices and lower sales to other utilities.

     Kilowatt-hour sales are influenced significantly by weather. During 1995 the unusually hot weather together with industrial growth produced more favorable sales compared to 1994. Winter temperatures in 1994 were more favorable for sales compared to 1993, but the summer weather in 1994 was less favorable than 1993.

     During the past five years, sales growth averaged 4.0% per year, and is expected to range from 2% to 2.5% per year during the next five years. The level of future sales will depend upon weather conditions, customer conservation efforts, the Company's retail marketing and business development programs, acquisitions of other electric utility properties and the overall economy of the service area. Sales to industrial customers are also affected by the national economy and worldwide demand for wood products, since the Company's two largest customers are producers of such products. Issues facing the electric utility industry that could affect sales include deregulation, retail wheeling, retention of large industrial customers, municipal franchises and transmission access.

     The citizens of Leesville voted to approve a 20-year franchise with the Company in April 1995. The Company continued to serve the city after the previous franchise expired on December 31, 1994. The nonexclusive municipal franchise commenced on June 1 and affects approximately 5,000 customers.

     Two existing industrial customers are building new plants. Boise Cascade Corporation is building a $50 million engineered wood products plant near the Company's Rodemacher Power Station, and Martco Partnership is building a $50 million plywood plant a little farther north. The two plants, both scheduled for completion in 1996, will add a combined load of about 12 megawatts.

     On May 1, 1995, the Company began providing approximately 13 megawatts of wholesale power service to the city of St. Martinville under a five-year contract
                                      -15-

subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC). This contract was challenged in 1993 by the previous supplier, Louisiana Energy and Power Authority (LEPA), as well as the city of Lafayette and the American Public Power Association, with assertions of preferential, discriminatory and predatory pricing. An initial decision of the FERC's presiding administrative law judge (ALJ) in February 1995 rejected LEPA's arguments. Under FERC procedures, LEPA has filed a brief requesting the FERC to revise the initial decision. The Company has opposed LEPA's brief. Management believes that the ALJ's initial decision will be upheld.

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

     Last year the Company negotiated modifications to certain contracts which provide us with lignite from a Louisiana mine and provide for rail transportation of coal from Wyoming. Both of these newly modified contracts will help lower the prices and increase the reliability of these important supplies of power plant fuel.

CO-OP DEVELOPMENTS

In February 1994 the Company approached the management of Teche Electric Cooperative, Inc. (Teche) about the possibility of purchasing Teche. Teche serves about 8,600 customers, and its service area, which comprises parts of Iberia, St. Martin and St. Mary parishes, is adjacent to the Company's service area. Based on available data, the acquisition of Teche would result in an increase in the Company's kilowatt-hour sales to regular customers of about 2.4%.

     In February 1995 Teche and the Company executed a purchase and sale agreement for a purchase price, including the Company's assumption or other discharge of Teche's liabilities, of approximately $22.4 million. The members of Teche overwhelmingly approved the sale at their annual meeting in March 1995. Closing of the transaction is subject to a number of conditions, including the approval by the Louisiana Public Service Commission (LPSC) and the Rural Utilities Service, successful resolution of Teche's power supply contract with Cajun Electric Power Cooperative, Inc. (Cajun) and certain other conditions. All costs incurred as of December 31, 1995, in association with the acquisition of Teche have been expensed.

     In December 1994 the Company announced its interest in purchasing Washington-St. Tammany Electric Cooperative, Inc. (WST). WST serves approximately 30,600 customers in an area adjacent to the Company's service territory. The Company's proposal to acquire WST, submitted to WST's board on February 14, 1995, has expired without action from the WST board. The Company has not renewed its proposal to acquire WST. The potential purchase of WST would be subject to similar conditions to which the Teche acquisition is subject and to approval by WST members.

NONFUEL OPERATING EXPENSES AND
INCOME TAXES

The changes in nonfuel operating expenses for 1995 and 1994 were as follows:

                                    Increase (Decrease) from Prior Year
                                           (In thousands except %)
                                      1995                         1994
                             -----------------------     -----------------------
Other operation .......      $ 9,402          16.6%      $ 5,868          11.6%
Maintenance ...........      $(2,064)         (8.4)%     $  (311)         (1.2)%
Depreciation ..........      $ 1,157           2.9%      $ 2,715           7.3%
Other taxes ...........      $   164           0.6%      $ 1,888           7.0%
Income taxes ..........      $ 5,328          26.8%      $   336           1.7%

     Excluding the effects of restructuring charges, 1995 nonfuel operating expenses increased 8.2% over 1994. This increase was primarily due to costs associated with the Company's co-op acquisition efforts, an employee incentive plan, prior year criteria pollutant fees assessed by the Louisiana Department of Environmental Quality in 1995, costs associated with the start-up of the Company's 24-hour call center (while customer service offices remained open until full implementation of the call center) and uncollectible accounts expense resulting from higher sales and a pre-bankruptcy receivable from Cajun. Maintenance expenses in 1995 decreased relative to 1994 as a result of a major inspection at Teche power plant performed in 1994 and a reduction in the portion of employees' time associated with maintenance activities. Income taxes increased primarily due to higher taxable income in 1995.

     In 1994 nonfuel operating expenses, excluding restructuring charges, increased 6.6% over 1993. Other operation expenses increased due to increases in retirement plan costs, computer software expenses, uncollectible accounts expense, expenses associated with the FERC proceeding in connection with service to St. Martinville and Company efforts related to the acquisition of Teche. Depreciation expenses increased in 1994 due to the installation of a customer information system and the completion of a large transmission line in 1993, along with
                                      -16-

the Company's continuing construction program. Property taxes increased because of routine additions to utility plant in service and higher millages. Higher city franchise taxes resulted from increased sales and the renegotiation of several small municipal franchise agreements.

     An audit of the Company's 1991 and 1992 tax returns was completed by agents of the Internal Revenue Service (IRS) in January 1995. A number of assessments were proposed that would substantially increase federal and Louisiana taxable income for those years. The Company has contested most of these assessments. Deferred federal taxes have been provided for all temporary differences, and reserves have been provided for other issues. If the IRS is completely successful on all of the contested issues, an additional liability in excess of current reserves would arise for interest and, if assessed, penalties. In October 1995 agents of the IRS began an audit of the Company's 1993 and 1994 tax returns.

     A number of parishes have attempted in recent years to impose franchise fees on retail revenues earned within the unincorporated areas served by the Company. If the parishes are ultimately successful, taxes other than income taxes could increase substantially in future years.

INTEREST AND OTHER INCOME AND
INTEREST EXPENSE

Other income increased in 1995 as a result of earnings from short-term instruments held by an unregulated subsidiary. Earnings from investments held by this subsidiary declined in 1994 due to unfavorable market conditions.

     Interest expense increased in 1995 due to higher interest rates on short-term debt and variable rate pollution control bonds. Also during 1995 $25 million of medium-term notes were issued at a weighted average interest rate of 6.63% to refinance $14 million of maturing 5.0% first mortgage bonds and to reduce short-term debt levels. In 1994 the increase in interest expense attributable to higher interest rates on short-term and variable rate pollution control bond debt was partially offset by lower average short-term debt balances and a full year's effect of lower long-term debt costs due to refinancings in 1993.

ALLOWANCE FOR FUNDS USED
DURING CONSTRUCTION (AFUDC)

AFUDC represents the estimated cost of financing construction work-in-progress and is not a current source of cash. A return on and recovery of AFUDC is generally permitted by regulatory bodies in setting rates charged for utility services. AFUDC increased in 1995 from the prior year as a result of higher average construction balances. AFUDC for 1994 declined from 1993 primarily due to declining levels of construction work-in-progress, whereas average construction balances resulted in higher AFUDC in 1993. AFUDC accounted for 4.5% of net income applicable to common stock in 1995, compared to 3.3% in 1994 and 4.6% in 1993.

EARNINGS PER SHARE

In 1994 potentially dilutive securities had more than a 3% dilutive effect on net income per common share due to the assumed conversion of the Incentive Stock Option Plan and the convertible preferred stock held by the Employee Stock Ownership Plan (ESOP). As a result, both primary and fully diluted average shares of common stock outstanding and earnings per share are presented in the Consolidated Statements of Income.

FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES

Financing for construction requirements and operational needs is dependent upon the cost and availability of external funds through capital markets and from financial institutions. Access to funds is dependent upon factors such as general economic conditions, regulation and the Company's credit rating.

     Since 1990 the Company has participated in a program where up to $35 million of receivables are sold on an ongoing basis. The amount of receivables that may be sold at any time depends upon seasonal fluctuations in the amount of eligible receivables. The program was amended in March 1995 to allow for its continuation until the year 2000.

     The Company has an effective shelf registration statement and all regulatory approvals necessary to issue up to $50 million of preferred stock.

     At December 31, 1995 and 1994, the Company had $23.1 million and $29.0 million, respectively, of short-term debt outstanding in the form of commercial paper borrowings and bank loans. In June 1995 the Company replaced its $100 million revolving credit agreement. The new $100 million agreement provides support for the issuance of commercial paper and is scheduled to continue through June 15, 2000. Uncommitted lines of credit with banks totaling $20 million are available to meet short-term working capital needs. Additionally, at December 31, 1995, an unregulated consolidated subsidiary of the Company had $18.6 million of cash and marketable securities.

CASH GENERATION AND CASH REQUIREMENTS

During 1995 the Company generated $87.7 million of cash flows from operating activities as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities results from net income, adjusted for noncash charges to income and changes in working capital. Net cash used in investing activities is related to additions to utility plant and changes in utility and nonutility investments. Net cash used in financing activities results principally from the payment of dividends to shareholders and long-term financing
                                      -17-

activities.

     In recent years the construction program has consisted primarily of enhancements to the transmission and distribution systems. Expenditures, excluding AFUDC, totaled $55 million in 1995 and $53 million in 1994.

     Construction expenditures, excluding AFUDC, for 1996 are estimated to be $57 million and for the five-year period ending 2000 are expected to total $302 million. Projected expenditures for the five-year period ending 2000 include a distribution resource management system, enhancements to the information technology infrastructure, a new employee information and payroll system and the addition of a new 230 kv substation. Also included in the five-year period are the refurbishment of two retired natural gas units and the conversion of one natural gas unit to combined cycle.

     In mid-1995 the Company issued $25 million of medium-term notes at an average interest rate of 6.63%. Proceeds were used to retire a $14 million issue of 5.0% first mortgage bonds which matured in September 1995 and to reduce short-term debt. In early January 1996, the Company issued $25 million of medium-term notes at an average interest rate of 6.40%. Proceeds from the issuances were used to reduce short-term debt and for other general corporate purposes. All debt securities registered under the Company's shelf registration statement have now been issued.

     Scheduled maturities of debt and preferred stock will total about $0.3 million for 1996 and approximately $66.6 million for the five-year period ending 2000. In 1991 the Company began a common stock repurchase program, and as part of that program, up to $23.5 million of common stock may be repurchased in the future. The Company may require additional funds to purchase outstanding shares of the Company's common stock.

     Approximately 93% of total construction requirements were funded internally in 1995 as compared to 100% in 1994 and 90% in 1993. Without the costs of restructuring in 1993, construction requirements in 1993 would have been entirely funded with internally generated funds. In 1996 all construction requirements are expected to be funded internally. For the five-year period ending 2000, approximately 89% of construction requirements are expected to be funded internally.

     Other capital requirements in 1995 and 1993 were funded by the issuance of debt, while in 1994, other capital requirements were funded internally.

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

     The LPSC has elected to review the earnings of all electric, gas, water and telecommunication utilities regulated by it to determine if the returns on equity of these companies may be higher than returns that might be awarded in the current economic environment. The LPSC project team began its review of the Company in August 1995. Resolution of the earnings review, which is not subject to any statutory or procedural deadlines, is expected in early 1996. Although the Company's rates are among the lowest in the state, we cannot predict the outcome of the review or the effect on the Company's financial position, results of its operations or its cash flows.

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

ENVIRONMENTAL MATTERS

The Company is subject to federal, state and local laws and regulations governing the protection of the environment. Violations may result in substantial fines and penalties. The Company has obtained all material environmental permits necessary for its operations and believes it is in substantial compliance with all applicable environmental laws and regulations. The Company is preparing operating permit applications under the Clean Air Act Amendments of 1990 (Clean Air Act).

     Implementation of Phase I of the Clean Air Act will not require the Company to reduce sulfur emissions at its solid-fuel generating units, which either burn low-sulfur coal or utilize pollution control equipment. Installation of continuous emission monitoring equipment on its generating units has been completed at a cost of approximately $2.9 million. Although Phase II of the legislation, effective in 2000, involves more stringent limits on emissions, it should not significantly affect the way the Company's generating units are operated. However, some capital investment may be necessary in order to comply with Phase II requirements. Capital expenditures for environmental matters in 1996 are estimated to be $1.4 million.

     In 1986 the Company was one of a number of companies named by the Environmental Protection Agency as potentially responsible parties for the cleanup of a site in Missouri previously operated by an authorized PCB (polychlorinated biphenyl) processor. The Company participated with other parties in the cleanup of this site, which was completed in 1995. The site is required to be monitored over the next eight to ten years. All anticipated costs have been funded.

REGULATORY MATTERS

On March 29, 1995, the FERC issued a Notice of Proposed Rulemaking (NOPR) addressing two key issues: open transmission access and recovery of stranded cost. The open access provisions of the NOPR propose to require FERC-regulated electric utilities to offer third parties open access to transmission under the same or comparable terms and conditions as the utilities' use of their own systems. Providing unbundled transmission services to firm-requirements customers may have significant financial consequences to the utility industry. Providing open access for nonfirm sales may have a significant effect on utility operations.

     The stranded-cost proposal would allow utilities to recover investments in assets stranded by customers departing as a result of opening the transmission systems. This proposal could mitigate the financial consequences of unbundling transmission services to wholesale customers. Currently, the Company has three wholesale full-requirements customers representing about 1.2% of the Company's total kilowatt-hour sales.

     At this time, it is not possible to predict whether the NOPR will become a final rule, and if it does become a final rule, the form of such final rule and its effect on the Company.

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) was issued in March 1995, and effective for fiscal years beginning after December 15, 1995. SFAS 121 establishes accounting standards for determining if long-lived assets are impaired, and when losses, if any, should be recognized and how any such losses should be recognized. In addition, the Company has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of the Company's regulators, pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of the Company could require that the Company discontinue the application of SFAS 71, pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71". Management believes that for the foreseeable future, the Company's rates will remain based on its costs of providing service. The effects of these standards on the Company's financial position, results of its operations and its cash flows will be determined by the facts and circumstances at that time.

NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", requires beginning in 1996, a fair value based method of accounting for stock-based compensation plans or, in lieu of a change in accounting, the disclosure of pro forma differences in net income and earnings per share. Because of the limited number of shares of common stock currently being granted pursuant to compensation plans in effect, management estimates that there would be no significant difference in net income or earnings per share between the fair value method and the intrinsic value method currently being used.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                   (In thousands,
                                          except share and per share amounts)

For the Years Ended December 31            1995         1994         1993
                                        ----------   ----------   ----------
OPERATING REVENUES ...................    $394,426     $379,603     $382,433
                                        ----------   ----------   ----------
Operating expenses
     Fuel used for electric generation     108,322      120,546      119,197
     Power purchased .................      27,367       17,376       28,088
     Other operation .................      65,963       56,561       50,693
     Restructuring charges ...........                    1,203       10,851
     Maintenance .....................      22,616       24,680       24,991
     Depreciation ....................      41,164       40,007       37,292
     Taxes other than income taxes ...      29,063       28,899       27,011
     Federal and state income taxes ..      25,229       19,901       19,565
                                        ----------   ----------   ----------
          Total operating expenses ...     319,724      309,173      317,688
                                        ----------   ----------   ----------
OPERATING INCOME .....................      74,702       70,430       64,745
Interest income ......................         219          238          358
Allowance for other funds used
 during construction .................       1,912        1,716        2,556
Other income (expenses), net .........          74         (967)         (88)
                                        ----------   ----------   ----------
INCOME BEFORE INTEREST CHARGES .......      76,907       71,417       67,571
                                        ----------   ----------   ----------
Interest charges
     Interest on debt and other ......      27,998       25,736       24,839
     Allowance for borrowed funds used
      during construction ............      (1,028)        (585)        (482)
     Amortization of debt discount,
      premium and expense, net .......       1,234        1,223        1,402
                                        ----------   ----------   ----------
          Total interest charges .....      28,204       26,374       25,759
                                        ----------   ----------   ----------
NET INCOME ...........................      48,703       45,043       41,812
Preferred dividend requirements, net .       2,052        2,026        1,985
                                        ----------   ----------   ----------
NET INCOME APPLICABLE TO
 COMMON STOCK ........................     $46,651      $43,017      $39,827
                                        ==========   ==========   ==========
AVERAGE SHARES OF COMMON
 STOCK OUTSTANDING
     Primary .........................  22,430,759   22,414,831   22,388,535
     Fully diluted ...................  23,849,854   23,842,199   23,826,654
                                        ==========   ==========   ==========
EARNINGS PER SHARE
     Primary .........................       $2.08        $1.92        $1.78
     Fully diluted ...................       $2.01        $1.86        $1.73
                                        ==========   ==========   ==========
CASH DIVIDENDS PAID PER SHARE
 OF COMMON STOCK .....................       $1.49        $1.45        $1.41
                                        ==========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                                                          (In thousands)
At December 31                                         1995           1994
                                                   -----------    -----------
ASSETS
Utility plant (Notes A and B)
     Property, plant and equipment ..............  $ 1,319,815    $ 1,276,266
     Accumulated depreciation ...................     (441,686)      (410,513)
                                                   -----------    -----------
     Net property, plant and equipment ..........      878,129        865,753
     Construction work-in-progress ..............       51,390         46,379
                                                   -----------    -----------
          Total utility plant, net ..............      929,519        912,132
                                                   -----------    -----------
Investments and other assets (Note D) ...........        8,097         20,327
                                                   -----------    -----------
Current assets
     Cash and cash equivalents (Note A) .........       20,621          7,440
     Accounts receivable, net (Note C)
          Customer accounts receivable ..........        6,081          2,165
          Other accounts receivable .............       10,994          8,982
     Unbilled revenues ..........................        3,098            573
     Fuel inventory, at average cost ............        8,699         10,184
     Material and supplies inventory,
      at average cost ...........................       15,819         14,945
     Prepayments and other current assets .......        2,501          2,374
                                                   -----------    -----------
          Total current assets ..................       67,813         46,663
                                                   -----------    -----------
Prepayments .....................................        8,213          7,861
                                                   -----------    -----------
Regulatory assets and other deferred charges ....      185,934        151,831
                                                   -----------    -----------
Accumulated deferred federal and state
 income taxes (Note J) ..........................       66,458         39,377
                                                   -----------    -----------
          TOTAL ASSETS ..........................  $ 1,266,034    $ 1,178,191
                                                   ===========    ===========
CAPITALIZATION AND LIABILITIES
Common shareholders' equity
     Common stock, $2 par value, authorized
      50,000,000 shares, issued 22,745,104
      and 22,720,074 shares at December 31,
      1995 and 1994, respectively (Note F) ......  $    45,490    $    45,440
     Premium on capital stock ...................      113,444        113,070
     Retained earnings ..........................      224,688        211,198
     Treasury stock, at cost, 318,446 and
      329,433 shares at December 31, 1995
      and 1994, respectively ....................       (6,459)        (6,681)
                                                   -----------    -----------
          Total common shareholders' equity .....      377,163        363,027
Preferred stock (Note H)
     Not subject to mandatory redemption ........       30,519         30,748
     Subject to mandatory redemption ............        6,610          6,920
Deferred compensation related to preferred
 stock held by ESOP .............................      (22,595)       (24,404)
Long-term debt, net (Note E) ....................      360,822        336,589
                                                   -----------    -----------
          Total capitalization ..................      752,519        712,880
                                                   -----------    -----------
Current liabilities
     Short-term debt (Note E) ...................       23,062         28,977
     Long-term debt due within one
      year (Note E) .............................                      14,676
     Accounts payable ...........................       51,087         43,466
     Customer deposits ..........................       19,725         19,513
     Taxes accrued (Note J) .....................        2,503          3,262
     Interest accrued ...........................        8,909          8,298
     Accumulated deferred fuel ..................        3,651          6,114
     Other current liabilities ..................        2,343          2,618
                                                   -----------    -----------
          Total current liabilities .............      111,280        126,924
                                                   -----------    -----------
Deferred credits
     Accumulated deferred federal and state
      income taxes (Note J) .....................      266,873        228,803
     Accumulated deferred investment tax
      credits (Note J) ..........................       33,173         34,987
     Regulatory liabilities and other
      deferred credits ..........................      102,189         74,597
                                                   -----------    -----------
          Total deferred credits ................      402,235        338,387
                                                   -----------    -----------
Commitments and contingencies
 (Notes C, E, F, H, I, J and K)
                                                   -----------    -----------
          TOTAL CAPITALIZATION AND LIABILITIES ..  $ 1,266,034    $ 1,178,191
                                                   ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31                                          (In thousands)
                                                                   1995        1994        1993
                                                                 --------   ---------   ---------
OPERATING ACTIVITIES
     Net income ...............................................  $ 48,703   $  45,043   $  41,812
     Adjustments to reconcile net income
       to net cash provided by operating activities
          Depreciation and amortization .......................    42,398      40,095      37,940
          Allowance for funds used during construction ........    (2,940)     (2,301)     (3,038)
          Amortization of investment tax credits ..............    (1,814)     (1,819)     (1,826)
          Deferred income taxes ...............................     2,854       2,445       1,327
          Deferred fuel costs .................................    (2,463)        799       1,869
          Restructuring charge ................................                 1,152       7,135
          Gain (loss) on disposition of utility plant, net ....      (270)         25
          Changes in assets and liabilities
               Accounts receivable, net .......................    (5,928)       (446)     (2,655)
               Unbilled revenues ..............................    (2,525)        933        (384)
               Fuel, material and supplies inventories ........       611         776      (5,195)
               Accounts payable ...............................     7,621       2,076      (2,014)
               Customer deposits ..............................       212         875         867
               Taxes accrued ..................................      (759)     (1,807)      2,372
               Interest accrued ...............................       611         (31)      1,044
          Other, net ..........................................     1,343         981      (3,075)
                                                                 --------   ---------   ---------
               Net cash provided by operating activities ......    87,654      88,796      76,179
                                                                 --------   ---------   ---------
INVESTING ACTIVITIES
     Additions to utility plant ...............................   (57,839)    (55,445)    (51,507)
     Allowance for funds used during construction .............     2,940       2,301       3,038
     Sale of utility plant ....................................       546         373         377
     Purchase of investments ..................................    (2,618)   (203,165)   (292,178)
     Sale of investments ......................................    14,278     203,749     296,658
                                                                 --------   ---------   ---------
               Net cash used in investing activities ..........   (42,693)    (52,187)    (43,612)
                                                                 --------   ---------   ---------
FINANCING ACTIVITIES
     Issuance of common stock .................................       379         208       1,160
     Repurchase of common stock ...............................                  (309)
     Redemption of preferred stock                                   (310)       (322)       (150)
     Issuance of long-term debt ...............................    25,000                  75,000
     Retirement of long-term debt .............................   (15,481)       (650)    (35,583)
     Increase (decrease) in short-term debt, net ..............    (5,915)        603     (35,497)
     Dividends paid on common and preferred stock, net ........   (35,453)    (34,501)    (33,493)
                                                                 --------   ---------   ---------
               Net cash used in financing activities ..........   (31,780)    (34,971)    (28,563)
                                                                 --------   ---------   ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS .....................    13,181       1,638       4,004
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ................     7,440       5,802       1,798
                                                                 --------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR ......................  $ 20,621   $   7,440   $   5,802
                                                                 ========   =========   =========
Supplementary cash flow information
     Interest paid (net of amount capitalized) ................  $ 27,744   $  27,457   $  24,116
     Income taxes paid ........................................  $ 24,357   $  25,762   $  17,326
                                                                 ========   =========   =========

   The accompanying notes are an integral part of the consolidated financial statements.

       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

               (In thousands, except share and per share amounts)

For the Years Ended                                   Common Stock            Premium              Treasury Stock
                                                    ----------------------   on Capital  Retained  ---------------
December 31, 1993, 1994 and 1995                      Shares       Amount      Stock     Earnings  Shares    Cost
                                                    -----------   --------   ---------   --------  -------  ------
BALANCE, JANUARY 1, 1993 .........................   22,634,081   $ 45,268   $ 111,811   $192,637  328,334  $6,639
                                                    -----------   --------   ---------   --------  -------  ------
Redemptions of preferred stock ...................                                   8
Incentive stock options exercised ................       74,793        150       1,010
Issuance of treasury stock .......................                                                  (1,981)    (40)
Incentive shares forfeited .......................                                                      27       1
Capital stock expense ............................                                            (48)
Dividend requirements, preferred stock, net ......                                         (1,985)
Cash dividends paid, common stock, $1.41 per share                                        (31,508)
Net income .......................................                                         41,812
                                                    -----------   --------   ---------   --------  -------  ------
BALANCE, DECEMBER 31, 1993 .......................   22,708,874     45,418     112,829    200,908  326,380   6,600
                                                    -----------   --------   ---------   --------  -------  ------
Redemptions of preferred stock ...................                                  48
Incentive stock options exercised ................       11,200         22         186
Repurchase of common stock .......................                                                  14,300     309
Issuance of treasury stock .......................                                   7             (11,247)   (228)
Capital stock expense ............................                                            (12)
Dividend requirements, preferred stock, net ......                                         (2,026)
Cash dividends paid, common stock, $1.45 per share                                        (32,475)
Unrealized holding loss on available-for-sale
 securities, net .................................                                           (240)
Net income .......................................                                         45,043
                                                    -----------   --------   ---------   --------  -------  ------
BALANCE, DECEMBER 31, 1994 .......................   22,720,074     45,440     113,070    211,198  329,433   6,681
                                                    -----------   --------   ---------   --------  -------  ------
Redemptions of preferred stock ...................                                  39
Incentive stock options exercised ................       25,030         50         329
Issuance of treasury stock .......................                                   6             (10,987)   (222)
Dividend requirements, preferred stock, net ......                                         (2,052)
Cash dividends paid, common stock, $1.49 per share                                        (33,401)
Change in unrealized holding loss on
     available-for-sale securities, net ..........                                            240
Net income .......................................                                         48,703
                                                    -----------   --------   ---------   --------  -------  ------
BALANCE, DECEMBER 31, 1995 .......................   22,745,104   $ 45,490   $ 113,444   $224,688  318,446  $6,459
                                                    ===========   ========   =========   ========  =======  ======

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

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     The provision for depreciation is computed using the straight-line method at rates which will amortize the unrecovered cost of depreciable property over its estimated useful life. Annual depreciation provisions expressed as a percentage of average depreciable property were 3.19% for 1995, 3.17% for 1994 and 3.11% for 1993.

CASH EQUIVALENTS

The Company considers highly liquid, marketable securities and other similar instruments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

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

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

The capitalization of AFUDC is a utility accounting practice prescribed by the FERC. AFUDC represents the estimated cost of financing construction work-in-progress. AFUDC does not represent a current source of cash, but under regulatory practices, a return on and recovery of AFUDC is permitted in setting rates charged for utility services. The composite AFUDC rate, including borrowed and other funds on a combined basis, for 1995, 1994 and 1993 was 15.10% on a pre-tax basis (9.29% net of tax).

NET INCOME PER COMMON SHARE

Net income per common share has been computed using the weighted average number of shares of common stock outstanding during the year. In 1994 potentially dilutive securities had more than a 3% dilutive effect on net income per common share due to the assumed conversion of the Incentive Stock Option Plan and the convertible preferred stock held by the Employee Stock Ownership Plan (ESOP). As a result, both primary and fully diluted average shares of common stock outstanding and earnings per share are presented.

NOTE B -- JOINTLY OWNED GENERATING UNITS

     Two electric generating units operated by the Company are jointly owned with other utilities. The Company's proportionate share of operation and maintenance expenses associated with these two units is reflected in the financial statements.

                                                   (Dollar amounts in thousands)
                                                     Rodemacher      Dolet Hills
At December 31, 1995                                  Unit #2           Unit #1
                                                      -------          --------
Percentage of ownership .....................              30%               50%
Utility plant in service ....................         $84,765          $270,789
Accumulated depreciation ....................         $34,238          $ 78,415
Unit capability (thousand kilowatts) ........           523.0             650.0
Share of capability (thousand kilowatts) ....           156.9             325.0

NOTE C -- RECEIVABLES

The Company sells an ownership interest in certain types of accounts receivable and accrued unbilled revenues. A maximum of $35,000,000 of receivables may be sold at any time, and new receivables are sold as previously sold receivables are collected. Sales of the Company's receivables are scheduled to continue through February 2000. The Company is obligated to repurchase a limited amount of receivables if such receivables were to become uncollectible. The Company maintains an allowance for uncollectible accounts, based on historical experience, against which losses on all receivables are charged.

                                                              (In thousands)
For the year ended December 31                              1995          1994
                                                           -------       -------
Receivables sold but not collected (at year end) ...       $35,000       $34,000
Average amount of receivables sold .................       $34,058       $34,557
Costs charged to operating expense .................       $ 2,251       $ 1,751
Receivables subject to repurchase (at year end) ....       $ 4,137       $ 3,510
Accumulated provision for uncollectible
 accounts (at year end) ............................       $   538       $   444

NOTE D -- INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS

In 1994 the Company classified various debt and equity securities it owned which were invested through an outside investment manager as "available-for-sale" securities and carried these securities at fair value. In 1995 this portfolio was liquidated and the proceeds were invested in government/agency securities and other securities classified as cash equivalents through a different outside investment manager pending final determination by the Company as to their ultimate utilization.

                                                (In thousands)
                                         1995                    1994
                                  Original  Fair Market   Original  Fair Market
At December 31                      Cost       Value        Cost        Value
                                   ------      ------      -------     -------
Equity securities ...............                           $6,750      $6,466
U.S. Treasury/Government Agency .  $  594      $  594        4,371       4,317
Corporate obligations ...........                            1,333       1,303
                                   ------      ------      -------     -------
  Total marketable securities ...  $  594      $  594      $12,454     $12,086
                                   ======      ======      =======     =======

     Proceeds from the sales of available-for-sale securities in 1995 were $15,092,000 and in 1994 were $14,448,000. The gross realized gains from these sales were approximately $78,000 in 1995 and $1,295,000 in 1994 and the gross realized losses were approximately $76,000 in 1995 and $2,170,000 in 1994. The contractual maturities of debt securities classified as available-for-sale at December 31, 1995, were within one year.

     The amounts reflected in the financial statements at December 31, 1995 and 1994 for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of their short-term nature. The fair value of investments at December 31, 1995 and 1994 is estimated based on quoted market prices for these or similar investments. The fair value of the Company's long-term debt and nonconvertible preferred stock is estimated based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtainable by the Company for debt and preferred stock with similar maturities. The fair value of convertible preferred stock is estimated assuming its conversion into common stock at the market price per common share at December 31, 1995 and 1994, with proceeds from the sale of the common stock used to repay the principal balance of the Company's loan to the ESOP.

                                                (In thousands)
At December 31                         1995                       1994
                               Carrying    Estimated      Carrying    Estimated
                                Value      Fair Value      Value      Fair Value
                               --------     --------      --------     --------
Investments ..............     $  7,786     $  7,786      $ 19,558     $ 19,558
Long-term debt ...........     $361,260     $384,427      $351,741     $345,810
Preferred stock not
 subject to mandatory
 redemption ..............     $  7,924     $ 13,359      $  6,344     $  6,722
Preferred stock
 subject to mandatory
 redemption ..............     $  6,610     $  4,597      $  6,920     $  5,927

NOTE E -- DEBT

The Company has a $100,000,000 revolving credit facility with a group of banks that provides for uncollateralized borrowings at prevailing market interest rates or at interest rates established by competitive bids. The facility has a scheduled termination date of June 15, 2000. The Company pays a commitment fee (currently 0.10%) on the full amount of the facility, based upon the Company's lowest senior secured debt rating. The Company is not required to maintain compensating balances in connection with the revolving credit facility. Since the revolving credit facility provides liquidity support for the issuance of commercial paper, the aggregate amount of commercial paper notes and borrowings under the revolving credit facility cannot exceed $100,000,000. In addition to its revolving credit facility, the Company also has various uncommitted borrowing arrangements with banks totaling $20,000,000. The banks are not obligated to lend under these arrangements, and any borrowings are made at negotiated interest rates and are uncollateralized. The Company pays no fees on any of these arrangements, nor are compensating balances required. The weighted average interest rate on short-term debt was 5.90% at December 31, 1995 and 5.87% at December 31, 1994. In January 1996 the Company issued $25 million of medium-term notes at an average interest rate of 6.40%.

                                                          (In thousands)
At December 31                                        1995               1994
                                                   ---------          ---------
Commercial paper, net ....................         $  22,922          $  28,977
Bank loans ...............................               140
                                                   ---------          ---------
     Total short-term debt ...............         $  23,062          $  28,977
                                                   =========          =========
First mortgage bonds
     Series L, 5%, retired 1995 ..........                            $  14,000
     Series X, 9 1/2%, due 2005 ..........         $  60,000             60,000
     Series Y, 9 5/8%, due 2021 ..........            50,000             50,000
Pollution control revenue bonds,
 variable rate, due 2018 .................            61,260             61,260
Medium-term notes
     9.13%, due 1997 .....................            15,000             15,000
     7.85%, due 2000 .....................            25,000             25,000
     7.53%, due 2004 .....................            25,000             25,000
     7.00%, due 2003 .....................            10,000             10,000
     6.90%, due 1998 .....................            15,000             15,000
     5.90%, due 1999 .....................            10,000             10,000
     6.55%, due 2003 .....................            15,000             15,000
     6.33%, due 2002 .....................            25,000             25,000
     5.78%, due 2001 .....................            10,000             10,000
     6.20%, due 2006 .....................            15,000             15,000
     6.42%, due 2001 .....................            15,000
     6.95%, due 2006 .....................            10,000
Mortgage notes, 2%, retired 1995 .........                                  171
Capitalized lease obligations,
 5.0% - 6.875%, retired 1995 .............                                1,310
                                                   ---------          ---------
     Total long-term debt ................           361,260            351,741
Amount due within one year ...............                              (14,676)
Unamortized premium
 and discount, net .......................              (438)              (476)
                                                   ---------          ---------
     Total long-term debt, net ...........         $ 360,822          $ 336,589
                                                   =========          =========

                                        (In thousands)
                            1997    1998     1999     2000   Thereafter  Total
                          -------  -------  -------  -------  --------  --------
Amounts payable under
 long-term debt
 agreements ............  $15,000  $15,000  $10,000  $25,000  $296,260  $361,260

NOTE F -- COMMON STOCK

In association with incentive compensation plans in effect during the three-year period ended December 31, 1995, certain officers and key employees could be awarded shares of restricted or unrestricted common stock or granted options to purchase shares of the Company's common stock at 100% of the fair market value of the common stock at the dates the options were granted. The cost of the restricted stock awards, as measured by the fair market value of the common stock at the time of the grant, is recorded as compensation expense during the periods in which the restrictions on the common stock lapse. The Company makes no charge to expense with respect to the granting of options. At December 31, 1995, all options were exercisable, while the number of shares of restricted stock previously awarded for which restrictions had not lapsed totaled 29,037 shares.
                                      -26-

     Changes in incentive shares for the three-year period ended December 31, 1995 were as follows:

                                               Incentive Shares
                                ----------------------------------------------
                                 Option Price    Unexercised     Available for
                                  per Share     Option Shares    Future Grants
                                   --------        --------        --------
Balance, January 1, 1993 ......                     145,223         784,232
                                   --------        --------        --------
Options exercised .............    $   8.875         (6,118)
                                   $  14.75         (35,275)
                                   $  16.78         (33,400)
Restricted stock granted ......                                     (10,320)
Restricted stock forfeited ....                                          27
Incentive stock awarded .......                                      (2,624)
                                   --------        --------        --------
Balance, December 31, 1993 ....                      70,430         771,315
                                   --------        --------        --------
Options exercised .............    $  14.75          (6,500)
                                   $  16.78          (4,700)
Restricted stock granted ......                                      (9,263)
Incentive stock awarded .......                                      (2,274)
                                   --------        --------        --------
Balance, December 31, 1994 ....                      59,230         759,778
                                   --------        --------        --------
Options exercised .............    $  14.75         (18,230)
                                   $  16.78          (6,800)
Restricted stock granted ......                                     (11,186)
                                   --------        --------        --------
Balance, December 31, 1995 ....                      34,200         748,592
                                   ========        ========        ========

     Various debt agreements of the Company contain covenants which restrict the amount of retained earnings that may be distributed as dividends to common shareholders. The most restrictive covenant requires that common shareholders' equity be not less than 30% of total capitalization, including short-term debt. At December 31, 1995, approximately $144 million of retained earnings was not restricted.

NOTE G -- SUPPLEMENTARY PROFIT AND LOSS INFORMATION

                                                         (In thousands)
For the years ended December 31                   1995        1994        1993
                                                 -------     -------     -------
Operating revenue derived from
 one customer ..............................     $28,695     $28,259     $29,731
                                                 =======     =======     =======
Other taxes included in the
 consolidated income statements ............     $29,063     $28,899     $27,011
Other taxes capitalized to plant ...........       1,010         742         882
                                                 -------     -------     -------
Total other taxes ..........................     $30,073     $29,641     $27,893
                                                 =======     =======     =======
Other taxes consist of:
     State and municipal property ..........     $15,868     $15,406     $14,174
     State and municipal franchise .........      10,072      10,424       9,443
     Other .................................       4,133       3,811       4,276
                                                 -------     -------     -------
Total other taxes ..........................     $30,073     $29,641     $27,893
                                                 =======     =======     =======
NOTE H -- PREFERRED STOCK

In 1991 the Company sold 300,000 shares of 8.125% convertible preferred stock to the ESOP. Each share of preferred stock is convertible into 4.8 shares of common stock. The amount of total capitalization reflected in the consolidated financial statements has been reduced by an amount of deferred compensation expense related to the shares of convertible preferred stock which have not yet been allocated to ESOP participants. The amount shown in the consolidated financial statements for preferred dividend requirements in 1995, 1994 and 1993 has been reduced by $716,000, $771,000 and $840,000, respectively, to reflect the benefit of the income tax deduction for dividend requirements on unallocated shares held by the ESOP.

     Upon involuntary liquidation, preferred shareholders are entitled to receive par value for shares held before any distribution is made to common shareholders. Upon voluntary liquidation, preferred shareholders are entitled to receive the redemption price per share applicable at the time such liquidation occurs plus any accrued dividends.

     Information about the components of preferred stock capitalization is as follows:

                                                            (In thousands, except share amounts)

                                 Balance                     Balance                     Balance                  Balance
                                January 1,                 December 31,                December 31,             December 31,
                                   1993         Change        1993         Change         1994        Change       1995
                               -----------   -----------   -----------   -----------   -----------   --------   -----------
CUMULATIVE PREFERRED
STOCK, $100 par value

NOT SUBJECT TO MANDATORY
 REDEMPTION
     4.50%                     $     1,029                 $     1,029                  $    1,029                 $  1,029
     Convertible, Series
      of 1991, variable
      rate ..................       29,994   $       (41)       29,953   $      (234)       29,719   $   (229)       29,490
                               -----------   -----------   -----------   -----------   -----------   --------   -----------
                               $    31,023   $       (41)  $    30,982   $      (234)  $    30,748   $   (229)  $    30,519
                               ===========   ===========   ===========   ===========   ===========   ========   ===========
SUBJECT TO MANDATORY
 REDEMPTION
     4.50%, Series of 1955 ..  $       520   $       (40)  $       480   $       (40)  $       440   $    (40)  $       400
     4.65%, Series of 1964 ..        3,500                       3,500          (140)        3,360       (140)        3,220
     4.75%, Series of 1965 ..        3,380          (118)        3,262          (142)        3,120       (130)        2,990
                               -----------   -----------   -----------   -----------   -----------   --------   -----------
                               $     7,400   $      (158)  $     7,242   $      (322)  $     6,920   $   (310)  $     6,610
                               ===========   ===========   ===========   ===========   ===========   ========   ===========
Deferred compensation related
 to convertible preferred
 stock held by the ESOP .....  $   (28,306)  $     2,188   $   (26,118)  $     1,714   $   (24,404)  $  1,809   $   (22,595)
                               ===========   ===========   ===========   ===========   ===========   ========   ===========
CUMULATIVE PREFERRED
 STOCK, $100 par value
Number of Shares
 Authorized .................    1,420,800        (1,181)    1,419,619        (2,819)    1,416,800     (2,700)    1,414,100
 Issued and Outstanding .....      384,232        (1,994)      382,238        (5,562)      376,676     (5,389)      371,287
                               ===========   ===========   ===========   ===========   ===========   ========   ===========
CUMULATIVE PREFERRED
 STOCK, $25 par value
Number of Shares
 Authorized .................    3,000,000                   3,000,000                   3,000,000                3,000,000
 Issued and Outstanding

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
                                        Optional
                                       Redemption     Mandatory Redemption
                                       ----------  ---------------------------
                                        Price per     Number of      Price per
Series                                   Share     Shares Annually     Share
------                                   ----      ---------------     -----
4.50% ..................................  $101
4.50%, Series of 1955 ..................  $102            400           $100
4.65%, Series of 1964 ..................  $102          1,400           $100
4.75%, Series of 1965 ..................  $100          1,300           $100
Convertible, Series of 1991
     Through April 1, 1996 .............  $104.875
     Thereafter ........................  $104.0625 to $100

NOTE I -- PENSION PLAN AND EMPLOYEE BENEFITS

Substantially all employees are covered by a noncontributory, defined benefit pension plan. Benefits under the plan reflect an employee's years of service, age at retirement and highest total average compensation for any consecutive five calendar years during the last ten years of employment with the Company. The Company's policy is to fund contributions to the employee pension plan based upon actuarial computations utilizing the projected unit credit method, subject to the Internal Revenue Service full funding limitation. No contributions to the pension plan were required during the three-year period ended December 31, 1995. Effective January 1, 1993, the Company began accounting for its pension plan on an accrual basis for ratemaking purposes with the approval of the LPSC staff. A previously recorded regulatory credit with regard to the pension plan is being amortized to income over a five-year period, subject to review by the LPSC in future proceedings.

                                                      (In thousands)
For the years ended December 31               1995         1994         1993
                                             -------      -------      -------
Service costs for benefits
 earned during the period ...............    $ 2,498      $ 2,648      $ 2,559
Interest costs on projected
 benefit obligation .....................      6,542        6,269        5,674
Actual gain on assets ...................     (8,920)      (8,730)      (8,164)
Special termination benefits ............                                3,903
Net amortization and deferral ...........     (1,037)      (1,037)      (1,109)
                                             -------      -------      -------
Net pension benefit cost ................    $  (917)     $  (850)     $ 2,863
                                             =======      =======      =======
Actuarial assumptions
     Weighted average discount rate .....       7.00%        7.50%        7.00%
     Rate of increase in
      future compensation ...............       5.00%        5.00%        5.00%
     Rate of return on plan assets ......       9.50%        9.50%        9.50%
                                             =======      =======      =======

     Employee pension plan assets are invested in the Company's common stock, other publicly traded domestic common stocks, U.S. government, federal agency and corporate obligations, an international equity fund, commercial real estate funds and pooled temporary investments.

     The employee pension plan's funded status as determined by the actuary at December 31, 1995 and 1994 is presented in the following table.

                                                            (In thousands)
                                                          1995           1994
                                                        ---------     ---------
Actuarial present value of benefit obligation
     Vested benefits ...............................    $ (77,427)    $ (71,740)
     Nonvested benefits ............................       (3,479)       (3,149)
                                                        ---------     ---------
     Accumulated benefit obligation ................      (80,906)      (74,889)
     Effect of projected future
      compensation levels ..........................      (19,352)      (14,438)
                                                        ---------     ---------
Projected benefit obligation for service
 rendered to date ..................................     (100,258)      (89,327)
Plan assets at fair market value ...................      121,801       101,432
                                                        ---------     ---------
Plan assets in excess of projected
 benefit obligation ................................       21,543        12,105
Unamortized transition asset .......................      (10,578)      (11,896)
Unrecognized net loss (gain) .......................       (6,336)        3,504
                                                        ---------     ---------
Prepaid pension asset ..............................    $   4,629     $   3,713
                                                        =========     =========

     Substantially all employees are eligible to participate in a savings and investment plan (401(k) Plan). The Company makes matching contributions to 401(k) Plan participants by allocating shares of convertible preferred stock held by the ESOP. Compensation expense related to the 401(k) Plan is based upon the value of shares of preferred stock allocated to ESOP participants, and the amount of interest incurred by the ESOP, less dividends on unallocated shares held by the ESOP. At December 31, 1995 and 1994, the ESOP had allocated to employees 71,761 and 55,086 shares, respectively.

     The table below contains information about the 401(k) Plan and the ESOP:

                                                          (In thousands)
For the years ended December 31 ............        1995        1994        1993
                                                  ------      ------      ------
401(k) Plan expense ........................      $1,542      $1,537      $1,449
                                                  ------      ------      ------
Dividend requirements to ESOP on
 convertible preferred stock ...............      $2,396      $2,415      $2,434
                                                  ------      ------      ------
Interest incurred by ESOP on
 its indebtedness ..........................      $1,905      $2,008      $2,079
                                                  ------      ------      ------
Company contributions to ESOP ..............      $1,071      $1,205      $1,270
                                                  ======      ======      ======

     The Company's retirees and their dependents are eligible to receive health, dental and life insurance benefits. The Company recognizes the expected cost of these benefits during the periods in which the benefits are earned.

     The components of net postretirement benefit cost for 1995 and 1994 were as follows:
                                                              (In thousands)
                                                            1995          1994
                                                           ------        ------
Service costs for benefits earned ..................       $  639        $  640
Interest costs .....................................        1,066         1,025
Amortization of transition obligation ..............          513           567
                                                           ------        ------
Net postretirement benefit cost ....................       $2,218        $2,232
                                                           ======        ======

     The financial status of the postretirement benefit plan at December 31, 1995 and 1994, as determined by the actuary, is presented in the following table.
                                                             (In thousands)
                                                            1995         1994
                                                          --------     --------
Accumulated benefit obligation
     Retirees ........................................    $ 10,255     $ 10,042
     Fully eligible participants .....................       1,958        2,412
     Other active participants .......................       3,954        2,758
                                                          --------     --------
Total accumulated benefit obligation .................      16,167       15,212
Unamortized transition obligation ....................      (8,726)      (9,240)
Unrecognized loss ....................................        (630)        (949)
                                                          --------     --------
Accrued unfunded postretirement benefit liability ....    $  6,811     $  5,023
                                                          ========     ========

     The assumed health care cost trend rate used to measure the expected cost of benefits was 10% in 1995, declining to 5.5% by 2008 and remaining at 5.5% thereafter. If the health care cost trend rate assumptions were increased by 1%, the accumulated benefit obligation would be $16,844,000 at December 31, 1995, and the aggregate of the service and interest cost components of the net periodic cost of health care benefits would be $1,801,000 annually. The weighted average assumed discount rate used to measure the accumulated benefit obligation in 1995 was changed from 7.5% to 7% and resulted in an unrecognized loss. The weighted average assumed discount rate used to measure the accumulated benefit obligation in 1994 was changed from 7% to 7.5% and resulted in an unrecognized gain.

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

NOTE J -- INCOME TAXES

Federal income tax expense is less than the amount computed by applying the statutory federal rate to book income before tax as follows:

                                                           (In thousands, except for %)
For the years ended December 31              1995                      1994                       1993
                                     ------------------     -------------------------     ------------------
                                      Amount        %        Amount              %         Amount        %
                                     --------     -----     --------          -------     --------     -----
Book income before tax ..........     $73,932     100.0      $64,944            100.0      $61,377     100.0
                                     --------     -----     --------          -------     --------     -----
Tax at statutory rate on
 book income before tax .........     $25,876      35.0      $22,730             35.0      $21,482      35.0
Increase (decrease):
     Tax effect of AFUDC ........      (1,029)     (1.4)        (805)            (1.2)      (1,063)     (1.7)
     Amortization of investment
      tax credits ...............      (1,814)     (2.5)      (1,819)            (2.8)      (1,827)     (2.9)
     Tax effect of prior-year tax
      benefits not deferred .....         900       1.2          537              0.8          444       0.7
     Other, net .................      (1,435)     (1.9)      (3,219)            (5.0)      (2,194)     (3.6)
                                     --------     -----     --------          -------     --------     -----
Total federal income tax expense       22,498      30.4       17,424             26.8       16,842      27.5
                                     --------     -----     --------          -------     --------     -----
Current state income tax expense        2,731       3.7        2,477              3.8        2,723       4.4
                                     --------     -----     --------          -------     --------     -----
Total federal and state income
 tax expense ....................     $25,229      34.1      $19,901             30.6      $19,565      31.9
                                     ========     =====     ========          =======     ========     =====

     Information about current and deferred income tax expense is as follows:

                                                        (In thousands)
                                                 1995        1994        1993
                                               --------    --------    --------
Current federal income tax expense .........   $ 21,458    $ 16,798    $ 17,342
Deferred federal income tax expense ........      2,854       2,445       1,327
Amortization of accumulated
 deferred investment tax credits ...........     (1,814)     (1,819)     (1,827)
                                               --------    --------    --------
Total federal income tax expense ...........     22,498      17,424      16,842
Current state income tax expense ...........      2,731       2,477       2,723
                                               --------    --------    --------
Total federal and state income
 tax expense ...............................   $ 25,229    $ 19,901    $ 19,565
                                               ========    ========    ========
Deferred federal income tax
 expense attributable to:
     Depreciation ..........................   $  3,746    $  4,466    $  5,022
     Storm damages .........................        (15)       (340)        414
     Asset basis differences ...............     (1,213)       (352)       (882)
     Employee benefits .....................       (558)       (455)     (2,074)
     Fuel costs ............................        890        (244)       (620)
     Other .................................          4        (630)       (533)
                                               --------    --------    --------
Total deferred federal income tax expense ..   $  2,854    $  2,445    $  1,327
                                               ========    ========    ========

     The balance of accumulated deferred federal and state income tax assets and liabilities at December 31, 1995 and 1994 was comprised of the tax effect of the following:

                                                   (In thousands)
                                            1995                   1994
                                      -------------------    -------------------
                                       Asset    Liability     Asset    Liability
                                      -------    --------    -------    --------
Depreciation and property
 basis differences ...............    $ 6,311    $125,494    $ 5,717    $122,210
Allowance for funds used
 during construction .............                 42,038                 41,933
Investment tax credits ...........     20,844                 21,979
FASB 109 adjustments .............     34,126      93,383      7,427      59,720
Other ............................      5,177       5,958      4,254       4,940
                                      -------    --------    -------    --------
Accumulated deferred federal
 and state income taxes ..........    $66,458    $266,873    $39,377    $228,803
                                      =======    ========    =======    ========

     In 1993 there was no material effect on the Company's results of operations from the implementation of the new accounting standard for income taxes or the increase in the federal corporate income tax rate. Regulatory assets recorded for deferred taxes at December 31, 1995 and 1994 were $160,987,000 and $125,356,000, respectively. Regulatory liabilities recorded for deferred taxes at December 31, 1995 and 1994 were $79,332,000 and $51,712,000, respectively.
Regulatory assets and liabilities will be realized over the accounting lives of the related properties to the extent past ratemaking practices are continued by regulators.

NOTE K -- COMMITMENTS AND CONTENGENCIES

Construction expenditures for 1996 are estimated to be $57,000,000, excluding AFUDC, and for the five-year period ending 2000 are expected to total $302,000,000, excluding AFUDC. Scheduled maturities of debt and preferred stock will total about $310,000 for 1996 and approximately $66,550,000 for the five-year period ending 2000.

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

     An audit of the Company's 1991 and 1992 tax returns was completed by agents of the Internal Revenue Service (IRS) in January 1995. A number of assessments were proposed that would substantially increase the Company's federal and Louisiana taxable income for those years. The Company has contested most of these assessments. Deferred taxes have been provided for all temporary differences and reserves have been provided for other issues. If the IRS is completely successful on all of the contested issues, an additional liability in excess of current reserves would exist for interest and, if assessed, penalties. In October 1995 agents of the IRS began an audit of the Company's 1993 and 1994 tax returns.

     In early 1995 the Company and Teche Electric Cooperative, Inc. (Teche) executed a purchase and sale agreement regarding a purchase of all of the assets of Teche by the Company for a purchase price, including the Company's assumption or other discharge of Teche's liabilities, of approximately $22.4 million. Closing of the transaction is subject to a number of conditions, including approval by the LPSC and the Rural Utilities Service, successful resolution of Teche's power supply contract with Cajun Electric Cooperative and certain other conditions. The Teche members approved the sale at their annual meeting in March 1995.

     The LPSC is currently reviewing the Company's earnings. Although the Company's rates are among the lowest in the state, at this time management cannot predict the outcome of the review or the effect on the Company's financial position, results of its operations or its cash flows.

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) was issued in March 1995 and establishes accounting standards for determining if long-lived assets are impaired, and when and how losses, if any, should be recognized. In addition, the Company has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of the Company's regulators, pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of the Company could require that the Company discontinue the application of SFAS 71, pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71". Management believes that for the foreseeable future, the Company's rates will remain based on its costs of providing service. The future effects of these standards on the Company's financial position, results of its operations and its cash flows will be determined by the facts and circumstances at that time.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", requires beginning in 1996, a fair value based method of accounting for stock-based compensation plans or, in lieu of a change in accounting, the disclosure of pro forma differences in net income and earnings per share. Because of the limited number of shares of common stock currently being granted pursuant to compensation plans in effect, management estimates that there would be no significant difference in net income or earnings per share between the fair value method and the intrinsic value method currently being used.

NOTE L -- MISCELLANEOUS FINANCIAL INFORMATION (UNAUDITED)

Quarterly information for 1995 and 1994 is shown below.

                             (In thousands, except per share amounts)

                                               1995
                           ----------------------------------------------
                             1st          2nd          3rd          4th
                           Quarter      Quarter      Quarter      Quarter
                           -------     --------     --------     --------
Operating revenues ...     $79,872     $100,599     $123,383     $ 90,572
Operating income .....     $14,589     $ 20,295     $ 27,444     $ 12,374
Net income applicable
 to common stock .....     $ 7,582     $ 13,490     $ 20,556     $  5,023
Primary net income per
 average common share      $ 0.34      $  0.60      $  0.92      $  0.22
Fully diluted net
 income per average
 common share ........     $ 0.33      $  0.58      $  0.88      $  0.22
Dividends paid per
 common share ........     $ 0.365     $  0.375     $  0.375     $  0.375
Market price per share
     High ............     $24 1/2     $ 24 1/2     $ 25 5/8     $ 28 1/8
     Low .............     $22         $ 22 1/8     $ 22 1/4     $ 25 1/4
                           =======     ========     ========     ========

                                               1994
                           ----------------------------------------------
                             1st          2nd          3rd          4th
                           Quarter      Quarter      Quarter      Quarter
                           -------     --------     --------     --------
Operating revenues ...     $84,147     $100,940     $112,633     $ 81,883
Operating income .....     $14,779     $ 19,276     $ 24,093     $ 12,282
Net income applicable
 to common stock .....     $ 8,081     $ 12,268     $ 17,100     $  5,568
Primary net income per
 average common share      $ 0.36      $  0.55      $  0.76      $  0.25
Fully diluted net
 income per average
 common share ........     $ 0.35      $  0.53      $  0.73      $  0.25
Dividends paid per
 common share ........     $ 0.355     $  0.365     $  0.365     $  0.365
Market price per share
     High ............     $24 7/8     $ 25 5/8     $ 24 3/8     $ 23 5/8
     Low .............     $21 1/4     $ 22 1/4     $ 21 1/4     $ 20 7/8
                           =======     ========     ========     ========

     The Company's common stock is listed for trading on the New York and Pacific stock exchanges under the ticker symbol "CNL". The Company's preferred stock is not listed on any stock exchange. On December 31, 1995, the Company had 12,148 common and 195 preferred shareholders, as determined from the records of the transfer agent.

     On January 26, 1996, the Company's Board of Directors declared a quarterly dividend of 37 1/2 cents per share payable February 15, 1996, to common shareholders of record on February 5, 1996.

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

DAVID K. WARNER
Vice President - Finance and
Chief Financial Officer


JOHN L. BALTES, JR.
Controller

January 26, 1996


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Central Louisiana Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Central Louisiana Electric Company, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Louisiana Electric Company, Inc. as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.
New Orleans, Louisiana

January 26, 1996
                                      -33-