Form 10-K, Exhibit 13
period 1996-12-31
CENTRAL LOUISIANA ELECTRIC CO INC
filed 1997-03-27
CIK 18672

                            SELECTED FINANCIAL DATA

                                                               For the years ended December 31,
                                          ---------------------------------------------------------------------------
                                              1996            1995            1994            1993           1992
                                          -------------   -------------   -------------   -------------   -----------
                                           (In thousands, except per share amounts, ratios and operating statistics)
FINANCIAL DATA
Statement of Income Data
  Operating revenues....................     $  435,416      $  394,426      $  379,603      $  382,433      $351,613
  Net income............................     $   52,135      $   48,703      $   45,043      $   41,812      $ 45,239
  Net income applicable to common
     stock..............................     $   50,061      $   46,651      $   43,017      $   39,827      $ 43,010
  Primary net income per common share...     $     2.23      $     2.08      $     1.92      $     1.78      $   1.93(1)
  Fully diluted net income per common
     share..............................     $     2.16      $     2.01      $     1.86      $     1.73      $   1.89(1)
  Cash dividends paid per common
     share..............................     $     1.53      $     1.49      $     1.45      $     1.41      $   1.37(1)
Ratio of earnings to fixed charges......          3.70X           3.49x           3.35x           3.30x         3.16x
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends.............................          3.36X           3.17x           3.02x           2.96x         2.83x
Balance Sheet Data
  (at end of period)
  Total assets..........................     $1,321,771      $1,226,034      $1,178,191      $1,161,635      $978,220
  Long-term obligations and redeemable
     preferred stock....................     $  347,231      $  367,432      $  343,509      $  358,329      $318,214
OPERATING STATISTICS
Electric sales -- regular system
  customers (million KWH)
  Residential...........................          2,723           2,763           2,532           2,470         2,353
  Commercial............................          1,338           1,265           1,180           1,109         1,062
  Industrial............................          2,369           2,227           2,030           2,005         1,972
  Other retail..........................            526             502             487             463           477
  Sales for resale......................            291             360             210             175           146
                                             ----------      ----------      ----------      ----------      --------
  Total sales to regular customers......          7,247           7,117           6,439           6,222         6,010
Short-term energy sales to other
  utilities
  (million KWH).........................            330              68             174             266            88
                                             ----------      ----------      ----------      ----------      --------
  Total electric sales..................          7,577           7,185           6,613           6,488         6,098
                                             ==========      ==========      ==========      ==========      ========
System peak (thousand kilowatts)........          1,500           1,473           1,310           1,346         1,308
Electric customers......................        224,703         220,923         217,568         212,559       213,941

---------------

(1) Amounts have been restated to reflect a two-for-one stock split effective in May 1992.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INDUSTRY DEVELOPMENTS/CUSTOMER CHOICE

     Forces driving the movement toward increased competition in the electric utility industry involve numerous and complex economic, political and technological factors. These factors have resulted in the introduction of federal and state legislation and other regulatory initiatives that are likely to result in even greater competition at both the wholesale and retail level in the future. In 1995 the LPSC opened a docket to investigate customer choice of electric power supplier. In 1996 legislation was proposed at the federal and Louisiana levels that would have mandated retail customer "choice" of electric supplier. The Company expects that customer choice debate will continue in legislative and regulatory bodies in 1997. The Company has taken the position that all customers, large or small, should have a choice in electric supplier. The Company recognizes the need to work out issues to create a level playing field for all energy suppliers. The increasingly competitive environment presents opportunities to compete for new customers, as well as the risk of loss of existing customers. The Company believes that it is a reliable, low-cost provider of electricity and as such is currently positioned to compete effectively in the changing marketplace.

RESULTS OF OPERATIONS

     Net income applicable to common stock for 1996 totaled $50.1 million, or $2.23 per share, an increase of $0.15 per share from 1995 earnings of $46.1 million, or $2.08 per share. Net income applicable to common stock for 1994 was $43.0 million, or $1.92 per share. The increase in 1996 earnings was primarily due to the effect on base revenues of increased kilowatt-hour sales to commercial and industrial customers, slightly offset by an increase in nonfuel operating expenses. Results for 1995 were affected by increased kilowatt-hour sales resulting from warmer-than-normal weather, which were partially offset by higher operating expenses compared to 1994. Net income for 1994 reflected a $0.03 per share after-tax restructuring charge for a customer service office consolidation plan.

     Earnings for the past three years are not necessarily indicative of future earnings and results. The Company's future earnings may be affected by weather conditions, the Company's business development programs, the overall economy of the Company's service area, increased property and other taxes, a full-year's effect of a $3 million rate reduction, a scheduled rate reduction of $2 million in 1998, legislative and other regulatory changes and increased competition.

REVENUES AND SALES

     Revenues and kilowatt-hour (kwh) sales for 1996 and 1995 were as follows:

                Revenues                          1996                    1995
                --------                  --------------------    --------------------
                                             In        Percent       In        Percent
                                          Thousands    Change     Thousands    Change
                                          ---------    -------    ---------    -------
Base (nonfuel)..........................  $266,301       2.0%     $261,143       7.0%
Fuel cost recovery......................   169,115      26.9%      133,283      (1.7)%
                                          --------      ----      --------      ----
          Total revenues................  $435,416      10.4%     $394,426       3.9%
                                          ========      ====      ========      ====

                 Sales                           1996                  1995
                 -----                    ------------------    ------------------
                                          Million    Percent    Million    Percent
                                            kwh      Change       kwh      Change
                                          -------    -------    -------    -------
Regular customers
  Residential...........................   2,723       (1.4)%    2,763        9.1%
  Commercial............................   1,338        5.8%     1,265        7.2%
  Industrial............................   2,369        6.4%     2,227        9.7%
  Other retail..........................     526        4.8%       502        3.1%
  Sales for resale......................     291      (19.2)%      360       71.4%
                                           -----      -----      -----      -----
Total sales to regular customers........   7,247        1.8%     7,117       10.5%
Short-term sales to other utilities.....     330      385.3%        68      (60.9)%
                                           -----      -----      -----      -----
          Total electric sales..........   7,577        5.5%     7,185        8.6%
                                           =====      =====      =====      =====

     The Company's base rates did not change in 1995 or 1994, but were reduced in 1996 by the settlement of the Company's earnings review conducted by the LPSC. For more information concerning the settlement of the LPSC earnings review of the Company, see "Financial Condition -- Retail Rates" below. The $41.0 million increase in 1996 operating revenues compared to 1995 was primarily due to a $35.8 million increase in fuel cost recovery revenues, caused primarily by higher natural gas prices in effect during 1996. Base revenues improved $5.2 million due to an increase in kilowatt-hour sales to commercial and industrial customers. Net income is not affected by changes in the cost of fuel and purchased power because these cost fluctuations are currently passed on to customers through fuel adjustment clauses.

     Total operating revenues were 3.9% higher in 1995 compared to 1994 largely as a result of the effect on base revenues of weather-related increases in kilowatt-hour sales. The net increase in operating revenues resulted from an increase in base revenues offset by a slight decrease in fuel cost recovery revenues resulting from lower natural gas prices.

     During 1996, consumption by commercial and industrial customers was higher than in 1995 due to customer growth and increased consumption by the Company's largest industrial customer. Residential kilowatt-hour sales are influenced significantly by weather. The summer weather in 1996 was milder than experienced in 1995, resulting in a 1.4% decrease in residential sales. The unusually hot weather during 1995, together with industrial growth, produced higher sales in 1995 than in 1994.

     During the last five years, sales growth to regular customers averaged 4.2% per year, and is expected to range from 2.5% to 4.5% per year during the next five years. The level of future sales will depend upon weather conditions, customer conservation efforts, the Company's retail marketing and business development programs, acquisitions of other electric utility properties and the overall economy of the service area. Sales to industrial customers are also affected by the national economy and worldwide demand for wood products, since the Company's two largest customers are producers of such products. Issues facing the electric utility industry that could affect sales include deregulation, retail wheeling, legislative and regulatory changes, retention of large industrial customers, municipal franchises and access to transmission systems.

     In 1995, the Company leased the England Industrial Airpark distribution system from the industrial development authority for a twenty year period. This facility includes a new commercial airport, industrial park, golf course and residential village. These are all portions of the former England Air Force Base near Alexandria which the Company was serving prior to its closure several years ago.

     Also in 1996, the Company signed a contract to serve a new industrial port on the Red River at Natchitoches. This port is a development resulting from a federal project which has made the Red River navigable from its confluence with the Mississippi River to near Shreveport. The Red River runs through the Company's service territory in central and western Louisiana and provides a water transportation connection to the world via the Mississippi River and the Gulf of Mexico.

     On May 1, 1995, the Company began providing approximately 13 megawatts of wholesale power service to the city of St. Martinville under a five-year contract subject to the jurisdiction of the FERC. This contract was challenged in 1993 by the previous supplier, Louisiana Energy and Power Authority (LEPA), as well as the city of Lafayette and the American Public Power Association, with assertions of preferential, discriminatory and predatory pricing. An initial decision of the FERC's presiding administrative law judge (ALJ) in February 1995 rejected LEPA's arguments. Under FERC procedures, LEPA filed a brief requesting the FERC to revise the initial decision and this matter is still pending before the FERC. The Company has opposed LEPA's brief. Management believes that the ALJ's initial decision will be upheld.

FUEL AND PURCHASED POWER

     Changes in fuel and purchased power expenses reflect fluctuations in generation mix, fuel costs, availability of economy power and deferral of expenses for recovery from customers through fuel adjustment clauses in subsequent months.

     Fuel and purchased power expenses for 1996 and 1995 were as follows:

                                                      1996                  1995
                                               -------------------   -------------------
                                                  In       Percent      In       Percent
                                               Thousands   Change    Thousands   Change
                                               ---------   -------   ---------   -------
Fuel used for electric generation............  $115,642       6.8%   $108,322     (10.1)%
Power purchased..............................    55,609     103.2%     27,367      57.5%
                                               --------     -----    --------     -----
          Total fuel expenses................  $171,251      26.2%   $135,689      (1.6)%
                                               ========     =====    ========     =====

     The increase in the cost of fuel used for electric generation is attributable primarily to the higher cost of natural gas in 1996, compared to 1995. The increase in purchased power resulted from the increased availability of low-cost power (generally from solid fuel generation) on the wholesale market, primarily due to the substantial increases in natural gas prices.

     The Company obtains coal and lignite under long-term contracts. The Company purchases natural gas under short-term contracts on the spot market when prices are advantageous. Power is purchased from other utilities when the purchase price is less than the Company's cost to generate. During 1996, 33% of the Company's energy requirements were met with purchased power, compared to 18% in 1995.

     During 1996, the Company constructed natural gas pipelines at its three power stations where natural gas is used as a primary fuel. These pipelines increase the Company's access to natural gas markets and lower-cost gas supplies. These pipelines are owned and operated by a consolidated subsidiary of the Company. Also during the year, the Company terminated its contracts with its main transporter and supplier of natural gas and replaced them with a base supply contract for approximately one-third of the Company's natural gas requirements. The combination of the new natural gas contracts and access to the gas markets afforded by the pipelines will help assure that the Company's generating units remain competitive.

CO-OP DEVELOPMENTS

     In February 1994, the Company approached the management of Teche Electric Cooperative, Inc. (Teche) about the possibility of purchasing Teche. Teche serves about 8,600 customers, and its service area, which comprises parts of Iberia, St. Martin and St. Mary parishes, is adjacent to the Company's service area. The acquisition of Teche would result in an increase in the Company's kilowatt-hour sales to regular customers of about 2.4%.

     In February 1995, Teche and the Company executed a purchase and sale agreement for a purchase price, including the Company's assumption or other discharge of Teche's liabilities, of approximately $22.4 million. The members of Teche overwhelmingly approved the sale at their annual meeting in March 1995. On March 31, 1996, the board of directors of Teche voted to extend the Purchase and Sale Agreement with the Company for an additional twelve months until March 31, 1997, to allow for the Teche wholesale power contract with Cajun Electric Power Cooperative, Inc. (Cajun) to be resolved through Cajun's bankruptcy process. Consummation of the acquisition is subject to a number of conditions, including approval by the LPSC, the Rural Utilities Service and other governmental agencies, the successful resolution of Teche's wholesale power supply contract with Cajun and certain other conditions. Each plan of reorganization currently filed with the bankruptcy court in the Cajun bankruptcy includes a provision for the assignment or substitution of Teche's supply contract to or with the Company. This provision is subject to a number of approvals, including confirmation by the bankruptcy court.

NONFUEL OPERATING EXPENSES AND INCOME TAXES

     The changes in nonfuel operating expenses (excluding restructuring charges) for 1996 and 1995 were as follows:

                                                  1996                    1995
                                          --------------------    --------------------
                                             In        Percent       In        Percent
                                          Thousands    Change     Thousands    Change
                                          ---------    -------    ---------    -------
Other operation.........................   $(2,898)      (4.4)%    $ 9,402       16.6%
Maintenance.............................   $   873        3.9%     $(2,064)      (8.4)%
Depreciation............................   $ 2,277        5.5%     $ 1,157        2.9%
Other taxes.............................   $   532        1.8%     $   164        0.6%
Income taxes............................   $   925        3.7%     $ 5,328       26.8%
                                           -------       ----      -------       ----
          Total.........................   $ 1,709        0.9%     $13,987        8.2%
                                           =======       ====      =======       ====

     In 1996, total nonfuel operating expenses increased 0.9% compared to 1995. The increase was primarily due to higher depreciation expense and federal and state income taxes offset by a decrease in costs to operate the Company's electric system. Depreciation expense increased primarily due to property additions associated with the Energy Control Center and transmission and distribution facilities. The increase in federal and state income taxes resulted from an increase in pretax income. The cost of operating the Company's electric system decreased as a result of reduced co-op acquisition expenses during 1996 and a higher employee incentive expense incurred in 1995. Maintenance expenses increased as a result from additional upkeep of the water plant facilities at Coughlin Power Station.

     Nonfuel operating expenses in 1995 increased 8.2% over 1994, excluding the effects of restructuring charges. This increase was primarily due to costs associated with the Company's electric cooperative acquisition efforts, an employee incentive plan, prior year criteria pollutant fees assessed by the Louisiana Department of Environmental Quality in 1995, costs associated with the start-up of the Company's 24-hour call center (while customer service offices remained open until full implementation of the call center) and uncollectible accounts expense resulting from higher sales and a pre-bankruptcy receivable from Cajun. Maintenance expenses in 1995 decreased relative to 1994 because of a major inspection at Teche power plant performed in 1994 and because of a reduction in the portion of employees' time associated with maintenance activities. Income taxes increased primarily due to higher taxable income in 1995.

     An audit of the Company's 1991 and 1992 tax returns was completed by agents of the Internal Revenue Service (IRS) in January 1995. A settlement of these audit assessments totaling $0.9 million has been proposed by an IRS appeals officer. Deferred federal income taxes have been provided for all temporary differences, and reserves have been provided for other issues. In October 1996, the IRS completed an audit of the Company's 1993 and 1994 tax returns. The assessments in this audit totaling $1.3 million were agreed to and paid by the Company at the conclusion of the audit. Interest has not been paid in either settlement but all interest through December 31, 1996 has been accrued.

     In 1997, a ten-year property tax exemption will expire on the Dolet Hills Power Station. The Company expects that taxes other than income taxes will increase approximately $3 million annually, its estimated share of the property taxes on this generating station.

     A number of parishes have attempted in recent years to impose franchise fees on retail revenues earned within the unincorporated areas served by the Company. If the parishes are ultimately successful, taxes other than income taxes could increase substantially in future years.

OTHER INCOME AND INTEREST EXPENSE

     During 1996, "other income (expenses), net" increased $0.2 million as a result of lower charitable donations and other miscellaneous expenses compared to 1995. In 1995, the Company donated several closed customer service offices to local government authorities. "Other income (expenses), net" increased in 1995 as compared to the prior year, as a result of earnings from short-term instruments held by an unregulated subsidiary.

     Total interest expense decreased $0.2 million in 1996, as compared to 1995, due, in part, to lower interest rates on short-term debt and variable-rate pollution control bonds. During 1996, $50 million of 9 5/8% first mortgage bonds were redeemed with proceeds from $45 million of medium-term notes issued at a weighted average interest rate of 6.37%. Interest expense increased $1.8 million in 1995, as compared to 1994, due to higher interest rates on short-term debt and variable-rate pollution control bonds. Also during 1995, $25 million of medium-term notes were issued at a weighted average interest rate of 6.63% to refinance $14 million of maturing 5.0% first mortgage bonds and to reduce short-term debt levels.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

     AFUDC represents the estimated cost of financing construction work-in-progress and is not a current source of cash. A return on and recovery of AFUDC is generally permitted by regulatory bodies in setting rates charged for utility services. In the absence of a specified return on equity in the LPSC earnings review, a rolling average of the last three years was used. AFUDC for 1996 decreased as a result of a lower AFUDC rate as well as lower average construction work-in-progress balances compared to 1995. AFUDC increased in 1995 from the prior year as a result of higher average construction work-in-progress balances. AFUDC accounted for 1.5% of net income applicable to common stock in 1996, compared to 4.5% in 1995 and 3.3% in 1994.

EARNINGS PER SHARE

     In 1996, potentially dilutive securities had more than a 3% dilutive effect on net income per common share due to the assumed conversion of the Incentive Stock Option Plan and the convertible preferred stock held by the Employee Stock Ownership Plan (ESOP). As a result, both primary and fully diluted average shares of common stock outstanding and earnings per share are presented in the Consolidated Statements of Income.

FINANCIAL CONDITION
----------------------------

LIQUIDITY AND CAPITAL RESOURCES

     Financing for construction requirements and operational needs is dependent upon the cost and availability of external funds through capital markets and from financial institutions. Access to funds is dependent upon factors such as general economic conditions, regulation and the Company's credit rating.

     Since 1990, the Company participated in a program where up to $35 million of receivables were sold on an ongoing basis. The amount of receivables that could be sold at any time depended upon seasonal fluctuations in the amount of eligible receivables. In December 1996, the Company reduced to zero outstanding sales of accounts receivable under this program. The Company plans to terminate this program in early 1997. To replace this short-term liquidity program, the Company plans to increase its committed bank borrowing capacity by $25 million in 1997. For more information concerning the Company's accounts receivables, see "Note C -- Receivables" included in the notes to the Consolidated Financial Statements.

     The Company has an effective shelf registration statement and all regulatory approvals necessary to issue up to $180 million of medium-term notes.

     At December 31, 1996 and 1995, the Company had $65.2 million and $23.1 million, respectively, of short-term debt outstanding in the form of commercial paper borrowings and bank loans. Short-term debt increased as a result of the Company discontinuing the sale of accounts receivable. The Company currently has a $100 million revolving credit facility, which supports the issuance of commercial paper, and is scheduled to continue through June 2000. Uncommitted lines of credit with banks totaling $20 million are available to meet short-term working capital needs. Additionally, at December 31, 1996, an unregulated consolidated subsidiary of the Company held $14.1 million of cash and marketable securities.

CASH GENERATION AND CASH REQUIREMENTS

     During 1996, the Company generated $60.8 million of cash flows from operating activities, as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities resulted from net income, adjusted for noncash charges to income, and changes in working capital. Net cash used in investing activities is related to additions to utility plant and changes in utility and nonutility investments. Net cash used in financing activities resulted principally from the payment of dividends to shareholders and long-term financing activities.

     In recent years, the construction program has consisted primarily of enhancements to the transmission and distribution systems. In 1996, the Company completed $10 million in additions to its Energy Control Center. Utility expenditures, excluding AFUDC, totaled $60 million in 1996 and $55 million in 1995.

     Construction expenditures, excluding AFUDC, for 1997 are estimated to be $67.5 million and for the five-year period ending 2001 are expected to total $280 million. About half of the planned construction in the five-year period will support line extensions and substation upgrades to accommodate new business and load growth. Approximately 25% will be used to enhance or rehabilitate the Company's transmission and distribution systems. About 10% will be used to lower fuel cost, extend the life of generating units and comply with environmental standards. The remaining investments will be in information technology and general infrastructure to operate the Company more efficiently.

     Scheduled maturities of debt and preferred stock will total about $15.3 million for 1997 and approximately $111.6 million for the five-year period ending 2001. In 1991, the Company began a common stock repurchase program, and as part of that program, up to $23.5 million of common stock may be repurchased in the future. The Company did not repurchase any shares of common stock during 1996. The Company may require additional funds to purchase outstanding shares of the Company's common stock.

     Approximately 96% of total construction requirements were funded internally in 1996, as compared to 93% in 1995 and 100% in 1994. In 1997, 81% of construction requirements are expected to be funded internally. For the five-year period ending 2001, all of the construction requirements are expected to be funded internally.

     Other capital requirements in 1996 and 1995 were funded by the issuance of debt, while in 1994, other capital requirements were funded internally.

RETAIL RATES

     Retail rates, which are regulated by the LPSC, account for 97% of total revenues. Fuel costs and monthly fuel adjustment billing factors are subject to audit by the LPSC. The LPSC establishes base rates for the Company which reflect nonfuel costs, including the cost of capital, and sales. In the past, the Company has sought increases in base rates to reflect the cost of service related to plant facility additions and increases in operating costs. If the Company were to request an increase in its rates and adequate rate relief was not granted on a timely basis, the Company's ability to attract capital at reasonable costs to finance its operations and capital improvements might be impaired.

     The LPSC elected in 1993 to review the earnings of all electric, gas, water and telecommunications utilities regulated by it to determine whether the returns on equity of these companies may be higher than returns that might be awarded in the current economic environment. The LPSC began its review of the Company's earnings in August 1995. In October 1996, the LPSC approved a settlement of the Company's earnings review, providing for lower electricity rates to the Company's customers. The first rate decrease was effective November 1, 1996, with a second decrease scheduled for January 1, 1998.

     On November 1, 1996, the Company's annual base rate tariff for electric service was reduced by $3 million. In January 1998, the Company's annual base rate tariff for electric service will be reduced an additional $2 million. The terms of this settlement will be effective for a five-year period.

     During the five-year period, which began November 1, 1996, a rate stabilization plan will be in place. This plan will allow the Company to retain all earnings equating to a regulatory return on equity up to and including 12.25% on its regulated utility operations. Any earnings over 12.25%, up to and including 13%, will be shared equally between the Company and its customers, which effectively provides the Company with the opportunity to realize a regulatory rate of return of up to 12.625%. Any earnings above this level would be refunded fully to customers.

     During the five-year period, 1997-2001, the Company's revenues and return on equity will be reviewed each year by the LPSC. If the Company is found to be achieving a regulatory return on equity in any given year which requires a refund to customers, the refund will be made in the form of billing credits during the months of July, August and September following the evaluation period.

     During the five-year rate stabilization period, the Company will have the right to apply for a rate increase if a significant event affecting its earnings would justify it, such as regulatory or economic changes, major hurricane damage or other unforeseen circumstances. During the period, the Company will also be able to propose for LPSC consideration any revenue-neutral rate design changes it feels appropriate, such as revenue redistribution among customer classes which may be warranted. Also, during the period, the LPSC may amend or modify any of the settlement's terms should it determine changes are warranted by the public interest.

INFLATION AND FUEL COSTS

     The Company is a capital-intensive electric utility. As such, it is affected by inflation since depreciation, which is based on the historical cost of assets, will in all likelihood not fully reflect the cost of replacing assets. Although the cost of fuel used for electric generation is a major component of total costs, the Company is not currently exposed to the effects of market fluctuations in fuel prices since fuel costs are currently recovered from customers through fuel adjustment clauses.

ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local laws and regulations governing the protection of the environment. Violations of such laws and regulations may result in substantial fines and penalties. The Company has obtained all material environmental permits necessary for its operations and believes it is in substantial compliance with these permits, as well as all applicable environmental laws and regulations. The Company does not anticipate that existing environmental rules will significantly impact its operations, but some capital improvements may have to be made in response to new environmental programs expected in the next few years.

     Implementation of Phase I of the Clean Air Act will not require the Company to reduce sulfur emissions at its solid-fuel generating units, which either burn low-sulfur coal or utilize pollution control equipment. Installation of continuous emission monitoring equipment on its generating units has been completed at a cost of approximately $3.0 million. Although Phase II of the legislation, effective in 2000, involves more stringent limits on emissions, it should not significantly affect the operation of the Company's generating units. However, some capital investment may be necessary in order to comply with Phase II requirements. Capital expenditures for environmental matters in 1997 are estimated to be $0.5 million.

REGULATORY MATTERS

     In 1996, the FERC issued rules requiring open transmission access. The open access provisions require FERC-regulated electric utilities to offer third parties open access to transmission under comparable terms and conditions as the utilities' use of their own systems. Providing unbundled transmission services to firm-requirements customers may have significant financial consequences to the utility industry. Providing open access for non-firm sales may have a significant effect on utility operations. Currently, the Company has three wholesale full-requirements customers representing about 0.9% of the Company's total kilowatt-hour sales to regular customers.

     Federal and state regulators and legislators are studying potential effects of deintegrating the vertically integrated utility systems and providing retail customers a choice of supplier. At this time, it is not possible to predict when, if, or to what extent, retail customers will be able to choose their electric service suppliers. The regulatory requirement to serve customers and industry standards for reliability of electric supply have resulted in the construction of facilities sufficient to meet peak load conditions with a margin for reserve.

     With customer choice, costs associated with utility assets specifically dedicated to, or used by, departing customers would have to be paid by the departing customers (stranded costs), absorbed by remaining and new customers or written off by the Company.

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), establishes accounting standards for determining if long-lived assets are impaired, and when and how losses, if any, should be recognized. The Company believes that the net cash flows that will result from the operation of its assets are sufficient to cover the carrying value of the assets.

     The Company has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of the Company's regulators, pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of the Company could require the Company to discontinue the application of SFAS 71, pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS 101). At December 31, 1996, the Company had recorded $43.8 million of regulatory assets, net of regulatory liabilities, because of the regulatory requirement to flow through the tax benefits of accelerated deductions to current customers and an implied regulatory compact that future customers would pay when the Company paid the additional taxes. These differences occur over the lives of relatively long-lived assets, up to 30 years or more. Under the current regulatory and competitive environment, the Company believes that these regulatory assets are fully recoverable. However, if in the future, as a result of regulatory changes or increased competition, the Company's ability to recover these regulatory assets would not be probable, then to the extent that such regulatory assets were determined not to be recoverable, the Company would be required to write off or write down such assets.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                         For the Years Ended December 31
                                                       ------------------------------------
                                                          1996         1995         1994
                                                       ----------   ----------   ----------
                                                                  (In thousands,
                                                       except share and per share amounts)
OPERATING REVENUES...................................    $435,416     $394,426     $379,603
                                                       ----------   ----------   ----------
Operating expenses
  Fuel used for electric generation..................     115,642      108,322      120,546
  Power purchased....................................      55,609       27,367       17,376
  Other operation....................................      63,065       65,963       56,561
  Restructuring charges..............................                                 1,203
  Maintenance........................................      23,489       22,616       24,680
  Depreciation.......................................      43,441       41,164       40,007
  Taxes other than income taxes......................      29,595       29,063       28,899
  Federal and state income taxes.....................      26,154       25,229       19,901
                                                       ----------   ----------   ----------
          Total operating expenses...................     356,995      319,724      309,173
                                                       ----------   ----------   ----------
OPERATING INCOME.....................................      78,421       74,702       70,430
Interest income......................................         256          219          238
Allowance for other funds used during construction...       1,134        1,912        1,716
Other income (expenses), net.........................         333           74         (967)
                                                       ----------   ----------   ----------
INCOME BEFORE INTEREST CHARGES.......................      80,144       76,907       71,417
                                                       ----------   ----------   ----------
Interest charges
  Interest on debt and other.........................      27,492       27,998       25,736
  Allowance for borrowed funds used during
     construction....................................        (590)      (1,028)        (585)
  Amortization of debt discount, premium and expense,
     net.............................................       1,107        1,234        1,223
                                                       ----------   ----------   ----------
          Total interest charges.....................      28,009       28,204       26,374
                                                       ----------   ----------   ----------
NET INCOME...........................................      52,135       48,703       45,043
Preferred dividend requirements, net.................       2,074        2,052        2,026
                                                       ----------   ----------   ----------
NET INCOME APPLICABLE TO COMMON STOCK................    $ 50,061     $ 46,651     $ 43,017
                                                       ==========   ==========   ==========
AVERAGE SHARES OF COMMON STOCK OUTSTANDING
  Primary............................................  22,452,762   22,430,759   22,414,831
  Fully diluted......................................  23,858,530   23,849,854   23,842,199
                                                       ==========   ==========   ==========
EARNINGS PER SHARE
  Primary............................................       $2.23        $2.08        $1.92
  Fully diluted......................................       $2.16        $2.01        $1.86
                                                       ----------   ----------   ----------
CASH DIVIDENDS PAID PER SHARE OF COMMON STOCK........       $1.53        $1.49        $1.45
                                                       ==========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  At December 31
                                                              -----------------------
                                                                 1996         1995
                                                              ----------   ----------
                                                                  (In thousands)
ASSETS
Utility plant (Notes A and B)
  Property, plant and equipment.............................  $1,379,035   $1,319,815
  Accumulated depreciation..................................    (475,212)    (441,686)
                                                              ----------   ----------
  Net property, plant and equipment.........................     903,823      878,129
  Construction work-in-progress.............................      49,075       51,390
                                                              ----------   ----------
        Total utility plant, net............................     952,898      929,519
                                                              ----------   ----------
Investments and other assets (Note D).......................       8,488        8,097
                                                              ----------   ----------
Current assets
  Cash and cash equivalents (Note A)........................      20,307       20,621
  Accounts receivable, net (Note C)
    Customer accounts receivable............................      23,145        6,081
    Other accounts receivable...............................      20,767       10,994
  Unbilled revenues.........................................      11,193        3,098
  Fuel inventory, at average cost...........................       9,366        8,699
  Material and supplies inventory, at average cost..........      17,029       15,819
  Prepayments and other current assets......................       2,505        2,501
                                                              ----------   ----------
  Total current assets......................................     104,312       67,813
                                                              ----------   ----------
Prepayments.................................................       8,683        8,213
                                                              ----------   ----------
Regulatory assets -- deferred taxes (Note J)................     103,839      118,967
                                                              ----------   ----------
Other deferred charges......................................      69,320       66,967
                                                              ----------   ----------
Accumulated deferred federal and state income taxes (Note
  J)........................................................      74,231       66,458
                                                              ----------   ----------
        TOTAL ASSETS........................................  $1,321,771   $1,266,034
                                                              ==========   ==========
CAPITALIZATION AND LIABILITIES
Common shareholders' equity
  Common stock, $2 par value, authorized 50,000,000 shares,
    issued 22,760,154 and 22,745,104 shares at December 31,
    1996 and 1995, respectively (Note F)....................  $   45,520   $   45,490
  Premium on capital stock..................................     113,702      113,444
  Retained earnings.........................................     240,414      224,688
  Treasury stock, at cost, 307,577 and 318,446 shares at
    December 31, 1996 and 1995, respectively................      (6,242)      (6,459)
                                                              ----------   ----------
        Total common shareholders' equity...................     393,394      377,163
                                                              ----------   ----------
Preferred stock (Note H)
  Not subject to mandatory redemption.......................      30,280       30,519
  Subject to mandatory redemption...........................       6,372        6,610
Deferred compensation related to preferred stock held by
  ESOP......................................................     (20,751)     (22,595)
Long-term debt, net (Note E)................................     340,859      360,822
                                                              ----------   ----------
        Total capitalization................................     750,154      752,519
                                                              ----------   ----------
Current liabilities
  Short-term debt (Note E)..................................      65,161       23,062
  Long-term debt due within one year (Note E)...............      15,000
  Accounts payable..........................................      50,022       51,087
  Customer deposits.........................................      19,761       19,725
  Taxes accrued (Note J)....................................       5,806        2,503
  Interest accrued..........................................       7,521        8,909
  Accumulated deferred fuel.................................       2,168        3,651
  Other current liabilities.................................       3,252        2,343
                                                              ----------   ----------
        Total current liabilities...........................     168,691      111,280
                                                              ----------   ----------
Deferred credits
  Accumulated deferred federal and state income taxes (Note
    J)......................................................     281,684      266,873
  Accumulated deferred investment tax credits (Note J)......      31,364       33,173
  Regulatory liabilities -- deferred taxes (Note J).........      60,058       79,332
  Other deferred credits....................................      29,820       22,857
                                                              ----------   ----------
        Total deferred credits..............................     402,926      402,235
                                                              ----------   ----------
Commitments and contingencies (Notes E, F, H, I, J and K)
        TOTAL CAPITALIZATION AND LIABILITIES................  $1,321,771   $1,266,034
                                                              ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              For the Years Ended December 31
                                                              --------------------------------
                                                                1996        1995        1994
                                                              --------    --------    --------
                                                                       (In thousands)
OPERATING ACTIVITIES
  Net income................................................  $ 52,135    $ 48,703    $ 45,043
  Adjustments to reconcile net income to net cash provided
    by operating activities
      Depreciation and amortization.........................    44,548      42,398      40,095
      Allowance for funds used during construction..........    (1,724)     (2,940)     (2,301)
      Amortization of investment tax credits................    (1,809)     (1,814)     (1,819)
      Deferred income taxes.................................     3,818       2,854       2,445
      Deferred fuel costs...................................    (1,483)     (2,463)        799
      Restructuring charge..................................                             1,152
      Gain (loss) on disposition of utility plant, net......       (20)       (270)         25
      Changes in assets and liabilities
        Accounts receivable, net............................   (26,837)     (5,928)       (446)
        Unbilled revenues...................................    (8,095)     (2,525)        933
        Fuel, material and supplies inventories.............    (1,877)        611         776
        Accounts payable....................................    (1,065)      7,621       2,076
        Customer deposits...................................        36         212         875
        Taxes accrued.......................................     3,303        (759)     (1,807)
        Interest accrued....................................    (1,388)        611         (31)
      Other, net............................................     1,251       1,343         981
                                                              --------    --------    --------
        Net cash provided by operating activities...........    60,793      87,654      88,796
                                                              --------    --------    --------
INVESTING ACTIVITIES
  Additions to utility plant................................   (64,425)    (57,839)    (55,445)
  Allowance for funds used during construction..............     1,724       2,940       2,301
  Sale of utility plant.....................................       482         546         373
  Purchase of investments...................................      (420)     (2,618)   (203,165)
  Sale of investments.......................................       807      14,278     203,749
                                                              --------    --------    --------
        Net cash used in investing activities...............   (61,832)    (42,693)    (52,187)
                                                              --------    --------    --------
FINANCING ACTIVITIES
  Issuance of common stock..................................       288         379         208
  Repurchase of common stock................................       (16)                   (309)
  Redemption of preferred stock.............................      (238)       (310)       (322)
  Issuance of long-term debt................................    45,000      25,000
  Retirement of long-term debt..............................   (50,000)    (15,481)       (650)
  Increase (decrease) in short-term debt, net...............    42,099      (5,915)        603
  Dividends paid on common and preferred stock, net.........   (36,408)    (35,453)    (34,501)
                                                              --------    --------    --------
        Net cash provided by (used in) financing
          activities........................................       725     (31,780)    (34,971)
                                                              --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      (314)     13,181       1,638
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............    20,621       7,440       5,802
                                                              --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $ 20,307    $ 20,621    $  7,440
                                                              ========    ========    ========
Supplementary cash flow information
  Interest paid (net of amount capitalized).................  $ 29,881    $ 27,744    $ 27,457
                                                              ========    ========    ========
  Income taxes paid.........................................  $ 20,351    $ 24,357    $ 25,762
                                                              ========    ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                          COMMON SHAREHOLDERS' EQUITY

                                             For the Years Ended December 31, 1994, 1995 and 1996
                                      -------------------------------------------------------------------
                                          Common Stock          Premium                   Treasury Stock
                                      ---------------------    on Capital     Retained   ----------------
                                        Shares      Amount       Stock        Earnings   Shares     Cost
                                      ----------    -------   ------------    --------   -------   ------
                                              (In thousands, except share and per share amounts)
BALANCE, JANUARY 1, 1994............  22,708,874    $45,418     $112,829      $200,908   326,380   $6,600
                                      ----------    -------     --------      --------   -------   ------
Redemptions of preferred stock......                                  48
Incentive stock options exercised...      11,200         22          186
Repurchase of common stock..........                                                      14,300      309
Issuance of treasury stock..........                                   7                 (11,247)    (228)
Capital stock expense...............                                               (12)
Dividend requirements, preferred
  stock, net........................                                            (2,026)
Cash dividends paid, common stock,
  $1.45 per share...................                                           (32,475)
Unrealized holding loss on
  available-for-sale securities,
  net...............................                                              (240)
Net income..........................                                            45,043
                                      ----------    -------     --------      --------   -------   ------
BALANCE, DECEMBER 31, 1994..........  22,720,074     45,440      113,070       211,198   329,433    6,681
                                      ----------    -------     --------      --------   -------   ------
Redemptions of preferred stock......                                  39
Incentive stock options exercised...      25,030         50          329
Issuance of treasury stock..........                                   6                 (10,987)    (222)
Dividend requirements, preferred
  stock, net........................                                            (2,052)
Cash dividends paid, common stock,
  $1.49 per share...................                                           (33,401)
Change in unrealized holding loss on
  available-for-sale securities,
  net...............................                                               240
Net income..........................                                            48,703
                                      ----------    -------     --------      --------   -------   ------
BALANCE, DECEMBER 31, 1995..........  22,745,104     45,490      113,444       224,688   318,446    6,459
                                      ----------    -------     --------      --------   -------   ------
Redemptions of preferred stock......                                  31
Incentive stock options exercised...      15,050         30          220
Issuance of treasury stock..........                                   7                 (11,484)    (233)
Incentive shares forfeited..........                                                         615       16
Dividend requirements, preferred
  stock, net........................                                            (2,073)
Cash dividends paid, common stock,
  $1.53 per share...................                                           (34,336)
Net income..........................                                            52,135
                                      ----------    -------     --------      --------   -------   ------
BALANCE, DECEMBER 31, 1996..........  22,760,154    $45,520     $113,702      $240,414   307,577   $6,242
                                      ==========    =======     ========      ========   =======   ======

   The accompanying notes are an integral part of the consolidated financial statements.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRESENTATION AND REGULATION

     Central Louisiana Electric Company, Inc. (the Company) provides electric service to a diversified base of residential, commercial and industrial customers in 23 parishes of Louisiana. The Company maintains its accounts in accordance with the Uniform System of Accounts prescribed for electric utilities by the Federal Energy Regulatory Commission (FERC), as adopted by the Louisiana Public Service Commission (LPSC). The Company's retail rates for residential, commercial and industrial customers and other retail sales are regulated by the LPSC, and its rates for transmission services and wholesale power sales are regulated by the FERC. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

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

     The provision for depreciation is computed using the straight-line method at rates which will amortize the unrecovered cost of depreciable property over its estimated useful life. Annual depreciation provisions expressed as a percentage of average depreciable property were 3.21% for 1996, 3.19% for 1995 and 3.17% for 1994.

CASH EQUIVALENTS

     The Company considers highly liquid, marketable securities and other similar instruments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

INCOME TAXES

     Deferred income taxes are provided at the current enacted income tax rate on all temporary differences between tax and book bases of assets and liabilities. The Company recognizes regulatory assets and liabilities for the tax effect of temporary differences, which, to the extent past ratemaking practices are continued by regulators, will be realized over the accounting lives of the related properties.

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

REVENUES AND FUEL COSTS

     Revenues from sales of electricity are recognized based upon the amount of energy delivered. The cost of fuel is currently recovered from customers through fuel adjustment clauses, based upon fuel costs incurred in prior months. These adjustments are subject to audit and final determination by regulators.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

     The capitalization of AFUDC is a utility accounting practice prescribed by the FERC. AFUDC represents the estimated cost of financing construction work-in-progress. AFUDC does not represent a current source of cash, but under regulatory practices, a return on and recovery of AFUDC is permitted in setting rates charged for utility services. The composite AFUDC rate, including borrowed and other funds on a combined basis, for 1996 was 13.33% on a pre-tax basis (8.20% net of tax), and was 15.10% on a pre-tax basis (9.29% net of tax) for the years 1995 and 1994.

NET INCOME PER COMMON SHARE

     Net income per common share has been computed using the weighted average number of shares of common stock outstanding during the year. In 1996 potentially dilutive securities had more than a 3% dilutive effect on net income per common share due to the assumed conversion of the Incentive Stock Option Plan and the convertible preferred stock held by the Employee Stock Ownership Plan (ESOP). As a result, both primary and fully diluted average shares of common stock outstanding and earnings per share are presented.

DERIVATIVES

     From time to time the Company may limit or expand its exposure to interest rate risk or electricity or generator boiler fuel market price risk by using hedging transactions. In each case the transactions reflect underlying indebtedness or commodity requirements. No hedging transactions are entered into for speculative purposes. The Company did not engage in any interest rate hedges in 1996 and has only diminimus amounts of natural gas futures transactions outstanding at December 31, 1996.

NOTE B -- JOINTLY OWNED GENERATING UNITS

     Two electric generating units operated by the Company are jointly owned with other utilities. The Company's proportionate share of operation and maintenance expenses associated with these two units is reflected in the financial statements.

                                                                At December 31, 1996
                                                              -------------------------
                                                              Rodemacher    Dolet Hills
                                                               Unit #2        Unit #1
                                                              ----------    -----------
                                                                 (Dollar amounts in
                                                                     thousands)
Percentage of ownership.....................................        30%            50%
Utility plant in service....................................   $85,234       $271,401
Accumulated depreciation....................................   $36,818       $ 86,781
Unit capability (thousand kilowatts)........................     523.0          650.0
Share of capability (thousand kilowatts)....................     156.9          325.0

NOTE C -- RECEIVABLES

     During 1996 and 1995, the Company participated in a program in which it sold an ownership interest in certain types of accounts receivable and unbilled revenues. A maximum of $35 million of receivables could be sold at any time, and new receivables were sold as previously sold receivables were collected. The Company discontinued selling receivables in late 1996 and plans to terminate its participation in the program in early 1997.

                                          For the year ended
                                             December 31
                                          ------------------
                                           1996       1995
                                          -------    -------
                                            (In thousands)
Receivables sold but not collected (at
  year-end).............................  $     0    $35,000
Average amount of receivables sold......  $33,706    $34,058
Costs charged to operating expense......  $ 1,911    $ 2,251
Receivables subject to repurchase (at
  year-end).............................  $     0    $ 4,137
Accumulated provision for uncollectible
  accounts (at year-end)................  $   681    $   538

NOTE D -- INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS

     The Company classifies various debt securities it owns as "available-for-sale" securities and carries these securities at fair value. These securities are invested through an outside investment manager pending final determination by the Company as to their ultimate utilization. The original cost and fair market values for the "available-for-sale" securities that are not classified as cash equivalents because of their short-term nature are shown below.

                                                          At December 31
                                          -----------------------------------------------
                                                   1996                     1995
                                          ----------------------   ----------------------
                                          Original   Fair Market   Original   Fair Market
                                            Cost        Value        Cost        Value
                                          --------   -----------   --------   -----------
                                                          (In thousands)
U.S. Treasury/Government Agency.........     $0          $0          $594        $594
                                             --          --          ----        ----
          Total marketable securities...     $0          $0          $594        $594
                                             --          --          ----        ----

     During 1996, there were no sales of "available-for-sale" securities. Proceeds from the sales of "available-for-sale" securities in 1995 were $15.1 million and these sales produced gross realized gains of approximately $78,000 and gross realized losses of approximately $76,000.

     The amounts reflected in the financial statements at December 31, 1996 and 1995 for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of their short-term nature. The fair value of investments at December 31, 1996 and 1995 is estimated based on quoted market prices for these or similar investments. The fair value of the Company's long-term debt and nonconvertible preferred stock is estimated based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtainable by the Company for debt and preferred stock with similar maturities. The fair value of convertible preferred stock is estimated assuming its conversion into common stock at the market price per common share at December 31, 1996 and 1995, with proceeds from the sale of the common stock used to repay the principal balance of the Company's loan to the ESOP.

                                                           At December 31
                                            ---------------------------------------------
                                                    1996                    1995
                                            ---------------------   ---------------------
                                            Carrying   Estimated    Carrying   Estimated
                                             Value     Fair Value    Value     Fair Value
                                            --------   ----------   --------   ----------
                                                           (In thousands)
Investments...............................  $    585    $    585    $  7,786    $  7,786
Long-term debt............................  $356,260    $364,784    $361,260    $384,427
Preferred stock
  Not subject to mandatory redemption.....  $  9,529    $ 15,889    $  7,924    $ 13,359
  Subject to mandatory redemption.........  $  6,372    $  5,490    $  6,610    $  4,597

NOTE E -- DEBT

     The Company has a $100 million revolving credit facility with a group of banks that provides for uncollateralized borrowings at prevailing market interest rates or at interest rates established by competitive bids. The facility has a scheduled termination date of June 15, 2000. The Company pays a commitment fee (currently 0.10%) on the full amount of the facility, based upon the Company's lowest senior secured debt rating. The Company is not required to maintain compensating balances in connection with the revolving credit facility. In addition to its revolving credit facility, the Company also has various uncommitted borrowing arrangements with banks totaling $20 million. The banks are not obligated to lend under uncommitted arrangements, and any borrowings are made at negotiated interest rates and are uncollateralized. The Company pays no fees on any of the uncommitted arrangements, nor are compensating balances required. The weighted average interest rate on short-term debt was 5.56% at December 31, 1996 and 5.90% at December 31, 1995.

     Changes in total indebtedness for the two-year period ended December 31, 1996, were as follows:

                                                                 At December 31
                                                             ----------------------
                                                               1996          1995
                                                             --------      --------
                                                                 (In thousands)
Commercial paper, net......................................  $ 65,161      $ 22,922
Bank loans.................................................                     140
                                                             --------      --------
          Total short-term debt............................  $ 65,161      $ 23,062
                                                             ========      ========
First mortgage bonds
  Series X, 9 1/2%, due 2005...............................  $ 60,000      $ 60,000
  Series Y, 9 5/8%, due 2021, redeemed 1996................                  50,000
Pollution control revenue bonds, variable rate, due 2018...    61,260        61,260
Medium-term notes
  9.10%, due 1997..........................................     5,000         5,000
  9.15%, due 1997..........................................    10,000        10,000
  7.85%, due 2000..........................................    25,000        25,000
  7.55%, due 2004, callable at 100%, 2002..................    15,000        15,000
  7.50%, due 2004, callable at 100%, 2002..................    10,000        10,000
  7.00%, due 2003..........................................    10,000        10,000
  6.90%, due 1998..........................................    15,000        15,000
  5.90%, due 1999..........................................    10,000        10,000
  6.55%, due 2003..........................................    15,000        15,000
  6.33%, due 2002..........................................    25,000        25,000
  5.78%, due 2001..........................................    10,000        10,000
  6.20%, due 2006..........................................    15,000        15,000
  6.42%, due 2001..........................................    15,000        15,000
  6.95%, due 2006..........................................    10,000        10,000
  6.53%, due 2007..........................................    10,000
  6.32%, due 2006..........................................    15,000
  6.28%, due 2018, putable at 100%, 1999...................    20,000
                                                             --------      --------
          Total long-term debt.............................  $356,260      $361,260
Amount due within one year.................................   (15,000)
Unamortized premium and discount, net......................      (401)         (438)
                                                             --------      --------
          Total long-term debt, net........................  $340,859      $360,822
                                                             ========      ========

                                       1997      1998      1999      2000      2001     Thereafter
                                      -------   -------   -------   -------   -------   ----------
                                                             (In thousands)
Amounts payable under long-term debt
  agreements........................  $15,000   $15,000   $30,000   $25,000   $25,000    $246,260
                                      =======   =======   =======   =======   =======    ========

NOTE F -- COMMON STOCK

     In association with incentive compensation plans in effect during the three-year period ended December 31, 1996, certain officers and key employees could be awarded shares of restricted or unrestricted common stock or granted options to purchase shares of the Company's common stock at 100% of the fair market value of the common stock at the dates the options were granted. The cost of the restricted stock awards, as measured by the market value of the common stock at the time of the grant, is recorded as compensation expense during the periods in which the restrictions on the common stock lapse. Had the Company accounted for the value of these awards after 1995 using an estimate of their "fair value," including the effect of historical volatility of the market price, rather than their intrinsic value, there would have been no significant change in net income or earnings per share. The Company makes no charge to expense with respect to the granting of options. At December 31, 1996, all options were exercisable, while the number of shares of restricted stock previously granted for which restrictions had not lapsed totaled 42,291 shares.

     Changes in incentive shares for the three-year period ended December 31, 1996, were as follows:

                                                         Incentive Shares
                                          ----------------------------------------------
                                          Option Price     Unexercised     Available for
                                           per Share      Option Shares    Future Grants
                                          ------------    -------------    -------------
Balance, January 1, 1994................                      70,430          771,315
                                                             -------          -------
Options exercised.......................     $14.75           (6,500)
                                             $16.78           (4,700)
Restricted stock granted................                                       (9,263)
Incentive stock awarded.................                                       (2,274)
                                                             -------          -------
Balance, December 31, 1994..............                      59,230          759,778
                                                             -------          -------
Options exercised.......................     $14.75          (18,230)
                                             $16.78           (6,800)
Restricted stock granted................                                      (11,186)
                                                             -------          -------
Balance, December 31, 1995..............                      34,200          748,592
                                                             -------          -------
Options exercised.......................     $14.75           (1,250)
                                             $16.78          (13,800)
Options lapsed..........................     $14.75             (750)
Restricted stock granted................                                      (12,751)
Restricted stock forfeited..............                                          615
Incentive stock awarded.................                                       (3,607)
                                                             -------          -------
BALANCE, DECEMBER 31, 1996..............                      18,400          732,849
                                                             =======          =======

     Various debt agreements of the Company contain covenants which restrict the amount of retained earnings that may be distributed as dividends to common shareholders. The most restrictive covenant requires that common shareholders' equity be not less than 30% of total capitalization, including short-term debt. At December 31, 1996, approximately $144.3 million of retained earnings was not restricted.

NOTE G -- SUPPLEMENTARY PROFIT AND LOSS INFORMATION

                                          For the years ended December 31
                                          --------------------------------
                                            1996        1995        1994
                                          --------    --------    --------
                                                   (In thousands)
Operating revenue derived from one
  customer..............................   $33,359     $28,695     $28,259
                                           =======     =======     =======
Other taxes included in the consolidated
  income statements.....................   $29,595     $29,063     $28,899
Other taxes capitalized to plant........     1,049       1,010         742
                                           -------     -------     -------
Total other taxes.......................   $30,644     $30,073     $29,641
                                           =======     =======     =======
Other taxes consist of:
  State and municipal property..........   $16,302     $15,868     $15,406
  State and municipal franchise.........    10,434      10,072      10,424
  Other.................................     3,908       4,133       3,811
                                           -------     -------     -------
Total other taxes.......................   $30,644     $30,073     $29,641
                                           =======     =======     =======

NOTE H -- PREFERRED STOCK

     In connection with the establishment of the ESOP, the Company sold 300,000 shares of 8.125% convertible preferred stock to the ESOP. Each share of preferred stock is convertible into 4.8 shares of common stock. The amount of total capitalization reflected in the consolidated financial statements has been reduced by an amount of deferred compensation expense related to the shares of convertible preferred stock which have not yet been allocated to ESOP participants. The amount shown in the consolidated financial statements for preferred dividend requirements in 1996, 1995 and 1994 has been reduced by $658,000, $716,000 and $771,000, respectively, to reflect the benefit of the income tax deduction for dividend requirements on unallocated shares held by the ESOP.

     Upon involuntary liquidation, preferred shareholders are entitled to receive par value for shares held before any distribution is made to common shareholders. Upon voluntary liquidation, preferred shareholders are entitled to receive the redemption price per share applicable at the time such liquidation occurs plus any accrued dividends.

     Information about the components of preferred stock capitalization is as follows:

                                           Balance               Balance               Balance               Balance
                                           Jan. 1,              Dec. 31,              Dec. 31,              Dec. 31,
                                            1994      Change      1994      Change      1995      Change      1996
                                          ---------   -------   ---------   -------   ---------   -------   ---------
                                                             (In thousands, except share amounts)
CUMULATIVE PREFERRED STOCK, $100 par
  value
  NOT SUBJECT TO MANDATORY REDEMPTION
    4.50%...............................  $   1,029             $   1,029             $   1,029             $   1,029
    Convertible, Series of 1991,
      variable rate.....................     29,953   $  (234)     29,719   $  (229)     29,490   $  (239)     29,251
                                          ---------   -------   ---------   -------   ---------   -------   ---------
                                          $  30,982   $  (234)  $  30,748   $  (229)  $  30,519   $  (239)  $  30,280
                                          =========   =======   =========   =======   =========   =======   =========
  SUBJECT TO MANDATORY REDEMPTION
    4.50%, Series of 1955...............  $     480   $   (40)  $     440   $   (40)  $     400   $   (40)  $     360
    4.65%, Series of 1964...............      3,500      (140)      3,360      (140)      3,220      (140)      3,080
    4.75%, Series of 1965...............      3,262      (142)      3,120      (130)      2,990       (58)      2,932
                                          ---------   -------   ---------   -------   ---------   -------   ---------
                                          $   7,242   $  (322)  $   6,920   $  (310)  $   6,610   $  (238)  $   6,372
                                          =========   =======   =========   =======   =========   =======   =========
  Deferred compensation related to
    convertible preferred stock held by
    the ESOP............................  $ (26,118)  $ 1,714   $ (24,404)  $ 1,809   $ (22,595)  $ 1,844   $ (20,751)
                                          =========   =======   =========   =======   =========   =======   =========
CUMULATIVE PREFERRED STOCK, $100 par
  value
  Number of Shares
    Authorized..........................  1,419,619    (2,819)  1,416,800    (2,700)  1,414,100    (1,975)  1,412,125
    Issued and Outstanding..............    382,238    (5,562)    376,676    (5,389)    371,287    (4,768)    366,519
                                          =========   =======   =========   =======   =========   =======   =========
CUMULATIVE PREFERRED STOCK, $25 par
  value
  Number of Shares Authorized
    (None outstanding)..................  3,000,000             3,000,000             3,000,000             3,000,000
                                          =========             =========             =========             =========

     Preferred stock, other than the convertible preferred stock held by the ESOP, is redeemable at the Company's option, subject to 30 days' prior written notice to holders. Preferred stock subject to mandatory redemption is redeemable annually through sinking funds or purchase funds at prices of not more than $100 per share until all shares have been redeemed. The convertible preferred stock is redeemable at any time at the Company's option. If the Company were to elect to redeem the convertible preferred shares, shareholders may elect to receive the optional redemption price or convert the preferred shares into common stock. The redemption provisions for the various series of preferred stock are shown in the following table.

                                          Optional Redemption        Mandatory Redemption
                                          -------------------    ----------------------------
                                                 Price              Number of         Price
                 Series                        per Share         Shares Annually    per Share
                 ------                        ---------         ---------------    ---------
4.50%...................................         $101
4.50%, Series of 1955...................         $102                   400           $100
4.65%, Series of 1964...................         $102                 1,400           $100
4.75%, Series of 1965...................         $100                 1,300*          $100
Convertible, Series of 1991
  Through April 1, 1997.................       $104.0625
  Thereafter............................    $103.25 to $100

* The Company is required to offer holders of the Series of 1965 the opportunity to redeem 1,300 shares each year. The Company is required to redeem only shares actually tendered, if any.

NOTE I -- PENSION PLAN AND EMPLOYEE BENEFITS

     Substantially all employees are covered by a noncontributory, defined benefit pension plan. Benefits under the plan reflect an employee's years of service, age at retirement and highest total average compensation for any consecutive five calendar years during the last ten years of employment with the Company. The Company's policy is to fund contributions to the employee pension plan based upon actuarial computations utilizing the projected unit credit method, subject to the Internal Revenue Service's full funding limitation. No contributions to the pension plan were required during the three-year period ended December 31, 1996. Effective January 1, 1993, the Company began accounting for its pension plan on an accrual basis for ratemaking purposes with the approval of the LPSC staff. A previously recorded regulatory credit with regard to the pension plan is being amortized to income over a five-year period, subject to review by the LPSC in future proceedings.

                                          For the years ended December 31
                                          --------------------------------
                                            1996        1995        1994
                                          --------    --------    --------
                                                   (In thousands)
Service costs for benefits earned during
  the period............................   $ 3,010     $ 2,498     $ 2,648
Interest costs on projected benefit
  obligation............................     6,768       6,542       6,269
Actual gain on assets...................    (9,572)     (8,920)     (8,730)
Net amortization and deferral...........    (1,037)     (1,037)     (1,037)
                                           -------     -------     -------
Net pension benefit cost................   $  (831)    $  (917)    $  (850)
                                           =======     =======     =======
Actuarial assumptions
  Weighted average discount rate........      7.50%       7.00%       7.50%
  Rate of increase in future
     compensation.......................      5.00%       5.00%       5.00%
  Rate of return on plan assets.........      9.50%       9.50%       9.50%

     Employee pension plan assets are invested in the Company's common stock, other publicly traded domestic common stocks, U.S. government, federal agency and corporate obligations, an international equity fund, commercial real estate funds and pooled temporary investments.

     The employee pension plan's funded status as determined by the actuary at December 31, 1996 and 1995 is presented in the following table.

                                                                1996        1995
                                                              --------    ---------
                                                                 (In thousands)
Actuarial present value of benefit obligation
  Vested benefits...........................................  $(77,769)   $ (77,427)
  Nonvested benefits........................................    (3,648)      (3,479)
                                                              --------    ---------
  Accumulated benefit obligation............................   (81,417)     (80,906)
  Effect of projected future compensation levels............   (16,307)     (19,352)
                                                              --------    ---------
Projected benefit obligation for service rendered to date...   (97,724)    (100,258)
Plan assets at fair market value............................   138,672      121,801
                                                              --------    ---------
Plan assets in excess of projected benefit obligation.......    40,948       21,543
Unamortized transition asset................................    (9,261)     (10,578)
Unrecognized net gain.......................................   (26,226)      (6,336)
                                                              --------    ---------
Prepaid pension asset.......................................  $  5,461    $   4,629
                                                              ========    =========

     Substantially all employees are eligible to participate in a savings and investment plan (401(k) Plan). The Company makes matching contributions to 401(k) Plan participants by allocating shares of convertible preferred stock held by the ESOP. Compensation expense related to the 401(k) Plan is based upon the value of shares of preferred stock allocated to ESOP participants, and the amount of interest incurred by the ESOP, less dividends on unallocated shares held by the ESOP. At December 31, 1996 and 1995, the ESOP had allocated to employees 89,655 and 71,761 shares, respectively.

     The table below contains information about the 401(k) Plan and the ESOP:

                                                         For the years ended December 31
                                                         --------------------------------
                                                           1996        1995        1994
                                                         --------    --------    --------
                                                                  (In thousands)
401(k) Plan expense....................................    $1,490      $1,542      $1,537
                                                           ------      ------      ------
Dividend requirements to ESOP on convertible preferred
  stock................................................    $2,378      $2,396      $2,415
                                                           ------      ------      ------
Interest incurred by ESOP on its indebtedness..........    $1,746      $1,905      $2,008
                                                           ------      ------      ------
Company contributions to ESOP..........................    $1,239      $1,071      $1,205
                                                           ------      ------      ------

     The Company's retirees and their dependents are eligible to receive health, dental and life insurance benefits. The Company recognizes the expected cost of these benefits during the periods in which the benefits are earned.

     The components of net postretirement benefit cost for 1996, 1995 and 1994, were as follows:

                                                          1996      1995      1994
                                                         ------    ------    ------
                                                               (In thousands)
Service costs for benefits earned......................  $  596    $  639    $  640
Interest costs.........................................     934     1,066     1,025
Amortization of transition obligation..................     513       513       567
                                                         ------    ------    ------
Net postretirement benefit cost........................  $2,043    $2,218    $2,232
                                                         ======    ======    ======

     The financial status of the postretirement benefit plan at December 31, 1996 and 1995, as determined by the actuary, is presented in the following table.

                                                               1996       1995
                                                              -------    -------
                                                                (In thousands)
Accumulated benefit obligation
  Retirees..................................................  $ 8,169    $10,255
  Fully eligible participants...............................    2,581      1,958
  Other active participants.................................    2,591      3,954
                                                              -------    -------
Total accumulated benefit obligation........................   13,341     16,167
Unamortized transition obligation...........................   (8,213)    (8,726)
Unrecognized gain (loss)....................................    3,005       (630)
                                                              -------    -------
Accrued unfunded postretirement benefit liability...........  $ 8,133    $ 6,811
                                                              =======    =======

     The assumed health care cost trend rate used to measure the expected cost of benefits was 10% in 1996, declining to 5.5% by 2008 and remaining at 5.5% thereafter. The initial health care cost trend rate was reduced from 10.5% in 1995 to 8.5% in 1996 and resulted in an unrecognized gain. If the health care cost trend rate assumptions were increased by 1%, the accumulated benefit obligation would be $13.8 million at December 31, 1996, and the aggregate of the service and interest cost components of the net periodic cost of health care benefits would be $1.6 million annually. The weighted average assumed discount rate used to measure the accumulated benefit obligation in 1996 was changed from 7% to 7.5% and together with a decrease in per capita claims cost, resulted in an unrecognized gain. The weighted average assumed discount rate used to measure the accumulated benefit obligation in 1995 was changed from 7.5% to 7% and resulted in an unrecognized loss.

     In 1994 the Company announced a plan to consolidate 25 customer service offices into ten regional offices by June 1995. This plan resulted in a restructuring charge to 1994 earnings of $1.2 million. This charge consisted mainly of voluntary severance benefits and customer service office lease commitment costs.

NOTE J -- INCOME TAX EXPENSE

     Federal income tax expense is less than the amount computed by applying the statutory federal rate to book income before tax as follows:

                                                  For the years ended December 31
                                        ---------------------------------------------------
                                             1996              1995              1994
                                        ---------------   ---------------   ---------------
                                        Amount      %     Amount      %     Amount      %
                                        -------   -----   -------   -----   -------   -----
                                                   (In thousands, except for %)
Book income before tax................  $78,289   100.0   $73,932   100.0   $64,944   100.0
                                        -------   -----   -------   -----   -------   -----
Tax at statutory rate on book income
  before tax..........................  $27,401    35.0   $25,876    35.0   $22,730    35.0
Increase (decrease):
  Tax effect of AFUDC.................     (185)   (0.2)   (1,029)   (1.4)     (805)   (1.2)
  Amortization of investment tax
     credits..........................   (1,809)   (2.3)   (1,814)   (2.5)   (1,819)   (2.8)
  Tax effect of prior-year tax
     benefits not deferred............      921     1.1       900     1.2       537     0.8
  Other, net..........................   (3,296)   (4.2)   (1,435)   (1.9)   (3,219)   (5.0)
                                        -------   -----   -------   -----   -------   -----
Total federal income tax expense......   23,032    29.4    22,498    30.4    17,424    26.8
                                        -------   -----   -------   -----   -------   -----
Current state income tax expense......    3,122     4.0     2,731     3.7     2,477     3.8
                                        -------   -----   -------   -----   -------   -----
Total federal and state income tax
  expense.............................  $26,154    33.4   $25,229    34.1   $19,901    30.6
                                        =======   =====   =======   =====   =======   =====

     Information about current and deferred income tax expense is as follows:

                                                       1996       1995       1994
                                                      -------    -------    -------
                                                             (In thousands)
Current federal income tax expense..................  $21,023    $21,458    $16,798
Deferred federal income tax expense.................    3,818      2,854      2,445
Amortization of accumulated deferred investment tax
  credits...........................................   (1,809)    (1,814)    (1,819)
                                                      -------    -------    -------
Total federal income tax expense....................   23,032     22,498     17,424
Current state income tax expense....................    3,122      2,731      2,477
                                                      -------    -------    -------
Total federal and state income tax expense..........  $26,154    $25,229    $19,901
                                                      =======    =======    =======
Deferred federal income tax expense attributable to:
  Depreciation......................................  $ 4,834    $ 3,746    $ 4,466
  Storm damages.....................................       70        (15)      (340)
  Asset basis differences...........................      425     (1,213)      (352)
  Employee benefits.................................     (504)      (558)      (455)
  Fuel costs........................................     (481)       890       (244)
  Other.............................................     (526)         4       (630)
                                                      -------    -------    -------
Total deferred federal income tax expense...........  $ 3,818    $ 2,854    $ 2,445
                                                      =======    =======    =======

     The balance of accumulated deferred federal and state income tax assets and liabilities at December 31, 1996 and 1995 was comprised of the tax effect of the following:

                                                1996                    1995
                                        --------------------    --------------------
                                         Asset     Liability     Asset     Liability
                                        -------    ---------    -------    ---------
                                                       (In thousands)
Depreciation and property basis
  differences.........................  $ 6,851    $129,710     $ 6,311    $125,494
Allowance for funds used during
  construction........................               41,564                  42,038
Investment tax credits................   19,617                  20,844
FASB 109 adjustments..................   38,897     101,287      34,126      93,383
Postretirement benefits other than
  pension.............................    3,007                   2,414
Other.................................    5,859       9,123       2,763       5,958
                                        -------    --------     -------    --------
Accumulated deferred federal and state
  income taxes........................  $74,231    $281,684     $66,458    $266,873
                                        =======    ========     =======    ========

     Regulatory assets recorded for deferred taxes at December 31, 1996 and 1995 were $103.8 million and $119 million, respectively. Regulatory liabilities recorded for deferred taxes at December 31, 1996 and 1995 were $60.1 million and $79.3 million, respectively. Regulatory assets and liabilities will be realized over the accounting lives of the related properties to the extent past ratemaking practices are continued by regulators.

     An audit of the Company's 1991 and 1992 tax returns was completed by agents of the Internal Revenue Service (IRS) in January 1995. A settlement of these audit assessments totaling $0.9 million has been proposed by IRS appeals officer. Deferred federal income taxes have been provided for all temporary differences, and reserves have been provided for other issues. In October 1996, the IRS agents completed an audit of the 1993 and 1994 tax returns. The assessments in this audit totaling $1.3 million were agreed to and paid at the conclusion of the audit. Interest has not been paid in either settlement but all interest through December 31, 1996, has been accrued.

NOTE K -- COMMITMENTS AND CONTINGENCIES

     Construction expenditures for 1997 are estimated to be $67.5 million, excluding AFUDC, and for the five-year period ending 2001 are expected to total $280 million, excluding AFUDC. Scheduled maturities of debt and preferred stock will total about $15.3 million for 1997 and approximately $111.6 million for the five-year period ending 2001.

     The Company has entered into various long-term contracts for the procurement of coal and lignite to fuel certain of its generating stations. These contracts contain provisions for price changes, minimum purchase levels and other financial commitments. The Company purchases, as an additional fuel source for generation, natural gas under short-term contracts on the spot market.

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

     In early 1995, the Company and Teche Electric Cooperative, Inc. (Teche) executed a purchase and sale agreement regarding a purchase of all of the assets of Teche by the Company for a purchase price, including the Company's assumption or other discharge of Teche's liabilities, of approximately $22.4 million. Closing of the transaction is subject to a number of conditions, including approval by the LPSC and the Rural Utilities Service, successful resolution of Teche's power supply contract with Cajun Electric Cooperative, Inc. (Cajun) and certain other conditions. The Teche members approved the sale at their annual meeting in March 1995. On March 31, 1996, the board of directors of Teche voted to extend the Purchase and Sale Agreement with the Company for an additional twelve months until March 31, 1997 to allow for the Teche wholesale power contract with Cajun to be resolved through Cajun's bankruptcy process.

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), establishes accounting standards for determining if long-lived assets are impaired, and when and how losses, if any, should be recognized. The Company believes that the net cash flows that will result from the operation of its assets are sufficient to cover the carrying value of the assets.

     The Company has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of the Company's regulators, pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of the Company could require that the Company discontinue the application of SFAS 71, pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS 101). At December 31, 1996, the Company had recorded $43.8 million of regulatory assets, net of regulatory liabilities, because of the regulatory requirement to flow through the tax benefits of accelerated deductions to current customers and an implied regulatory compact that future customers would pay when the Company paid the additional taxes. These differences occur over the lives of relatively long-lived assets, up to 30 years or more. Under the current regulatory and competitive environment, the Company believes that these regulatory assets are fully recoverable. However, if in the future, as a result of regulatory changes or increased competition, the Company's ability to recover these regulatory assets would not be probable, then to the extent that such regulatory assets were determined not to be recoverable, the Company would be required to write off or write down such assets.

NOTE L -- MISCELLANEOUS FINANCIAL INFORMATION (UNAUDITED)

     Quarterly information for 1996 and 1995 is shown in the following table.

                                                                 1996
                                              ------------------------------------------
                                                1st        2nd         3rd         4th
                                              Quarter    Quarter     Quarter     Quarter
                                              -------    --------    --------    -------
                                               (In thousands, except per share amounts)
Operating revenues..........................  $98,606    $112,867    $130,054    $93,889
Operating income............................  $16,747    $ 21,566    $ 27,190    $12,918
Net income applicable to common stock.......  $ 9,516    $ 14,026    $ 20,379    $ 6,140
Primary net income per average common
  share.....................................  $  0.42    $   0.63    $   0.91    $  0.27
Fully diluted net income per average common
  share.....................................  $  0.41    $   0.61    $   0.87    $  0.27
Dividends paid per common share.............  $ 0.375    $  0.385    $  0.385    $ 0.385
Market price per share
  High......................................  $27 3/4    $ 27 3/8    $ 27 1/4    $29 1/4
  Low.......................................  $25 3/8    $ 25 1/8    $ 25 3/8    $26 1/8

                                                                 1995
                                              ------------------------------------------
                                                1st        2nd         3rd         4th
                                              Quarter    Quarter     Quarter     Quarter
                                              -------    --------    --------    -------
                                               (In thousands, except per share amounts)
Operating revenues..........................  $79,872    $100,599    $123,383    $90,572
Operating income............................  $14,589    $ 20,295    $ 27,444    $12,374
Net income applicable to common stock.......  $ 7,582    $ 13,490    $ 20,556    $ 5,023
Primary net income per average common
  share.....................................  $  0.34    $   0.60    $   0.92    $  0.22
Fully diluted net income per average common
  share.....................................  $  0.33    $   0.58    $   0.88    $  0.22
Dividends paid per common share.............  $ 0.365    $  0.375    $  0.375    $ 0.375
Market price per share
  High......................................  $24 1/2    $ 24 1/2    $ 25 5/8    $28 1/8
  Low.......................................  $    22    $ 22 1/8    $ 22 1/4    $25 1/4

     The Company's common stock is listed for trading on the New York and Pacific stock exchanges under the ticker symbol "CNL." The Company's preferred stock is not listed on any stock exchange. On December 31, 1996, the Company had 11,765 common and 184 preferred shareholders, as determined from the records of the transfer agent.

     On January 24, 1997, the Company's Board of Directors declared a quarterly dividend of 38 1/2 cents per share payable February 15, 1997, to common shareholders of record on February 3, 1997. Preferred dividends were also declared, payable March 1, 1997, to preferred shareholders of record on February 15, 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Central Louisiana Electric Company, Inc.

     We have audited the accompanying consolidated balance sheets of Central Louisiana Electric Company, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Louisiana Electric Company, Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.
COOPERS & LYBRAND L.L.P.
New Orleans, Louisiana
January 29, 1997