Form 10-K405, Exhibit 13
period 1997-12-31
CENTRAL LOUISIANA ELECTRIC CO INC
filed 1998-03-31
CIK 18672

                                                                      Exhibit 13


                            SELECTED FINANCIAL DATA

                                                                For the years ended December 31,
                                          -----------------------------------------------------------------------------
                                              1997            1996            1995            1994            1993
                                          -------------   -------------   -------------   -------------   -------------
                                            (In thousands, except per share amounts, ratios and operating statistics)
FINANCIAL DATA
Statements of Income Data Operating
  revenues(1)...........................   $  456,245      $  437,121      $  396,227      $  381,482      $  384,308
  Net income............................   $   52,519      $   52,135      $   48,703      $   45,043      $   41,812
  Net income applicable to common
     stock..............................   $   50,402      $   50,061      $   46,651      $   43,017      $   39,827
  Basic earnings per average common
     share(2)...........................   $     2.24      $     2.23      $     2.08      $     1.92      $     1.78
  Diluted earnings per average common
     share(2)...........................   $     2.18      $     2.16      $     2.02      $     1.86      $     1.73
  Cash dividends paid per common
     share..............................   $     1.57      $     1.53      $     1.49      $     1.45      $     1.41
Ratio of earnings to fixed charges......        3.74X           3.70x           3.49x           3.35x           3.30x
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends.............................        3.41X           3.36x           3.17x           3.02x           2.96x
Balance Sheet Data (at end of period)
  Total assets..........................   $1,361,044      $1,321,771      $1,226,034      $1,178,191      $1,161,635
  Long-term obligations and redeemable
     preferred stock, net...............   $  372,017      $  347,231      $  367,432      $  343,509      $  358,329
OPERATING STATISTICS
Electric sales -- regular
  system customers
  (million kwh)
  Residential...........................        2,838           2,723           2,763           2,532           2,470
  Commercial............................        1,393           1,338           1,265           1,180           1,109
  Industrial............................        2,467           2,369           2,227           2,030           2,005
  Other retail..........................          533             526             502             487             463
  Sales for resale......................          311             291             360             210             175
                                           ----------      ----------      ----------      ----------      ----------
  Total sales to regular customers......        7,542           7,247           7,117           6,439           6,222
Short-term energy sales to other
  utilities.............................          157             330              68             174             266
                                           ----------      ----------      ----------      ----------      ----------
  Total electric sales..................        7,699           7,577           7,185           6,613           6,488
                                           ==========      ==========      ==========      ==========      ==========
System peak
  (thousand kilowatts)..................        1,560           1,500           1,473           1,310           1,346
Electric customers......................      238,061         224,703         220,923         217,568         212,559

---------------

(1) Certain prior-period amounts have been reclassified to conform with the presentation shown in the current year's financial statements. These classifications had no effect on net income applicable to common stock or common shareholders' equity.

(2) Earnings per average common share for prior periods have been restated to reflect adoption of SFAS No. 128, "Earnings per Share."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INDUSTRY DEVELOPMENTS

     Forces driving increased competition in the electric utility industry involve complex economic and legislative factors. These factors have resulted in the introduction of federal and state legislation and other regulatory initiatives that are likely to produce even greater competition at both the wholesale and retail levels in the future. The Louisiana Public Service Commission (LPSC) is investigating whether retail choice is in the best interest of Louisiana electric utility customers. The Company and a number of parties, including the other Louisiana electric utilities, certain power marketing companies and various associations representing industry and consumers, participated in electric industry restructuring testimony before the LPSC during 1997. Also during 1997, the Louisiana legislature deferred any action regarding restructuring of the electric utility industry within the State. We expect the debate relating to customer choice and other related issues to continue in legislative and regulatory bodies in 1998. At this time, we cannot predict whether any legislation or regulation will be enacted or adopted during 1998 and, if enacted or adopted, what form such legislation or regulation would take.

     In general, Louisiana enjoys relatively low rates for electricity. Industry restructuring presents the possibility that rates could move closer to the national average, meaning possible higher prices for Louisiana's small consumers. With this in mind, we favor a plan that would protect the rates of small consumers and allow retail choice no later than the year 2000, primarily for larger commercial and industrial class customers. In the meantime, we recognize the need to resolve issues to create a level playing field for all energy suppliers. The increasingly competitive environment presents opportunities to compete for electric supply to new customers, as well as the risk of losing existing customers. We believe the Company is a reliable, low-cost provider of electricity and as such, is currently positioned to compete effectively in a restructured electric marketplace.

JOINT VENTURE

     To better position ourselves for increased competition, we formed a joint venture with Covenant Energy Corporation (Covenant) on October 30, 1997. The joint venture will market electricity and natural gas services, as well as energy management services to commercial and industrial customers and utilities throughout the southeastern United States. The joint venture will also engage in energy asset development projects, such as cogeneration projects, natural gas pipelines connecting to customers' plants and potential strategic asset acquisitions in the southeastern United States. The newly formed venture, CLECO ENERGY, L.L.C., is headquartered in Houston, Texas. Covenant President John T. McDougal heads the venture. We own 51% of the newly formed venture through a subsidiary and Covenant owns the remaining 49%.

RESULTS OF OPERATIONS

EARNINGS

     1997 earnings (net income applicable to common stock) totaled $50.4 million, or $2.24 per share, an increase of $0.3 million, or $0.01 per share, compared to 1996. Earnings increased because we sold more kilowatt-hours to our customers, adding an additional $10.4 million in base revenues. Earnings were negatively affected by expected increases in such nonfuel operating expenses as depreciation and ad valorem taxes, as well as a $3 million annual base rate reduction ordered by the LPSC.

     1996 earnings increased $3.4 million, or $0.15 per share, compared to 1995. The growth in earnings was primarily due to increased sales of electricity to commercial and industrial customers, offset by an increase in nonfuel operating expenses. 1995 earnings increased $3.6 million, or $0.16 per share, compared to 1994. Results for 1995 were affected by increased electricity sales caused by warmer-than-normal weather, which were partially offset by higher operating expenses.

     Earnings for past years are not necessarily indicative of future earnings and results. Future earnings will be affected by weather conditions, business development programs, the overall economy of the Company's service area, the effect of an additional $2 million rate reduction beginning January 1, 1998, legislative and other regulatory changes and increased competition.

REVENUES

     Retail rates for residential, commercial and industrial customers and other retail sales (about 95% of revenues) are regulated by the LPSC. Rates for transmission and wholesale power sales are regulated by the Federal Energy Regulatory Commission (FERC). Retail rates consist of a base rate and a fuel rate. Base rates are designed to allow us to recover the cost of providing service and a return (profit) on utility assets. Fuel rates fluctuate, allowing us to recover, with no profit, the changing costs of purchased power and fuel used to generate electricity. The following chart shows the amounts and changes in base revenues and fuel cost recovery revenues for 1997 and 1996.

                                                            1997                    1996
                                                    --------------------    --------------------
                                                       IN        Percent       In        Percent
                                                    THOUSANDS    Change     Thousands    Change
                                                    ---------    -------    ---------    -------
Base (nonfuel)....................................  $278,412         3.9%   $268,006         1.9%
Fuel cost recovery................................   177,833         5.2%    169,115        26.9%
                                                    --------     -------    --------     -------
          Total revenues..........................  $456,245         4.4%   $437,121        10.3%
                                                    ========     =======    ========     =======

     Base rates were reduced $3 million annually beginning November 1, 1996 by the settlement of an earnings review conducted by the LPSC. The settlement calls for an additional $2 million annual base rate reduction beginning January 1, 1998. For more information on the results of the LPSC earnings review, see "Financial Condition -- Retail Rates" below. Most of the $19.1 million, or 4.4% increase in 1997 operating revenues was due to an increase in base revenues from an additional 4.1% growth in kilowatt-hour sales.

     Fuel cost recovery revenues collected in 1997 increased $8.7 million due to the lack of available low-cost power on the wholesale market or the lack of available transmission capacity to transport energy to our electric system. The lack of available purchased power increased the need for additional generation by our natural gas units at a higher cost. Net income is not affected by changes in the cost of fuel and purchased power because these cost fluctuations are currently passed on to customers through fuel cost adjustments clauses. For information on changes in the fuel adjustment clause, see "Financial
Condition -- Retail Rates" below.

     Total operating revenues for 1996 were 10.3% higher compared to 1995. This increase is primarily due to an increase in fuel cost recovery revenues, resulting primarily from higher natural gas prices in effect during 1996. As the cost of fuel increases, the amount of fuel cost recovery revenues we collect from customers similarly increases. The 1.9% rise in base revenues was caused by an increase in kilowatt-hour sales to commercial and industrial customers, who are less affected by weather conditions than residential customers.

SALES

     Weather influences the demand for electricity, especially among residential customers. A hot summer or a cold winter will increase residential customer demand for electricity. Cooler summers and warmer winters will reduce customer demand. Demand for electricity by commercial and industrial customers is primarily dependent upon the strength of the economy in the service territory and the nation, and is less affected by weather. Sales to industrial customers are also affected by the national economy and by the worldwide demand for wood products, since our two largest customers are producers of such products. The following chart compares the kilowatt-hour sales by customer class for 1997 and 1996.

                                                 1997                  1996
                                          ------------------    ------------------
                                          MILLION    Percent    Million    Percent
                                            KWH      Change       kwh      Change
                                          -------    -------    -------    -------
Regular customers
  Residential...........................   2,838        4.2%     2,723       (1.4)%
  Commercial............................   1,393        4.1%     1,338        5.8%
  Industrial............................   2,467        4.1%     2,369        6.4%
  Other retail..........................     533        1.3%       526        4.8%
  Sales for resale......................     311        6.9%       291      (19.2)%
                                           -----      -----      -----      -----
Total sales to regular customers........   7,542        4.1%     7,247        1.8%
Short-term sales to other utilities.....     157      (52.4)%      330      385.3%
                                           -----      -----      -----      -----
          Total electric sales..........   7,699        1.6%     7,577        5.5%
                                           =====      =====      =====      =====

     The increase in sales to residential customers during 1997 resulted from a cooler-than-normal fall season in 1997. A milder winter during the beginning of 1997 offset the warmer summer of 1997. Sales to residential customers were also boosted by the addition of 7,700 mostly residential customers on September 30, 1997 through the acquisition of the business of Teche Electric Cooperative, Inc. (Teche). Sales to commercial and industrial customers grew from 1996 as a result of customer growth and increased consumption by our largest industrial customer.

     During 1996, consumption by commercial and industrial customers was higher than in 1995 due to customer growth and increased consumption by our largest industrial customer. The summer weather in 1996 was milder than the summer weather in 1995, resulting in a 1.4% decrease in residential sales.

     During the last five years, sales growth to regular customers averaged 4.6% per year and, based on current information, is expected to range from 3% to 4% per year during the next five years. The levels of future sales will depend upon weather conditions, customer conservation efforts, our retail marketing and business development programs, and the overall economy of the service area. Issues facing the electric utility industry that could affect sales include deregulation, retail wheeling, legislative and regulatory changes, retention of large industrial customers, franchises and access to transmission systems.

     In 1995, we leased the England Industrial Airpark distribution system from the industrial development authority for a 20-year period. This facility includes a new commercial airport, industrial park, golf course and residential village. These are all portions of the former England Air Force Base near Alexandria, which we served prior to its closure several years ago.

     In 1995, we began providing approximately 13 megawatts of wholesale power service to the city of St. Martinville under a five-year contract subject to the jurisdiction of the FERC. This contract was challenged in 1993 by the previous supplier, Louisiana Energy and Power Authority (LEPA), as well as the city of Lafayette and the American Public Power Association, with assertions of preferential, discriminatory and predatory pricing. An initial decision of the FERC's presiding administrative law judge in February 1995 rejected LEPA's arguments. Under FERC procedures, LEPA filed a brief requesting the FERC to revise the initial decision, and this matter is still pending. The Company has opposed LEPA's brief and management believes that the initial decision will be upheld.

     In February 1995, we agreed to purchase Teche for a price, including the assumption or other discharge of Teche's liabilities, of about $22.4 million. The members of Teche overwhelmingly approved the sale at their annual meeting in March 1995. One of the conditions necessary to the closing of the Teche acquisition was an interim power purchase agreement with Cajun Electric Power Cooperative, Inc. (Cajun), Teche's former wholesale power supplier. Cajun has been involved in bankruptcy proceedings since 1995. An interim agreement, acceptable to Cajun's bankruptcy trustee and the Rural Utilities Service, was reached in September 1997. We consummated the purchase of Teche on September 30, 1997.

     In 1996, we signed a contract to serve a new industrial port on the Red River at Natchitoches. This port is a development resulting from a federal project which has made the Red River navigable from where it joins with the Mississippi River to near Shreveport. The Red River runs through our service territory in central and western Louisiana and provides a water transportation connection to the world via the Mississippi River and the Gulf of Mexico.

FUEL AND PURCHASED POWER

     Changes in fuel and purchased power expenses reflect fluctuations in generation mix, fuel costs, availability of economy power and deferral of expenses for recovery from customers through fuel adjustment clauses in subsequent months. The following table shows the amount and changes in fuel and purchased power expenses for 1997 and 1996.

                                                   1997                    1996
                                           --------------------    --------------------
                                              IN        Percent       In        Percent
                                           THOUSANDS    Change     Thousands    Change
                                           ---------    -------    ---------    -------
Fuel used for electric generation........  $136,009       17.6%    $115,642        6.8%
Power purchased..........................    44,590      (19.8)%     55,609      103.2%
                                           --------      -----     --------      -----
          Total fuel expenses............  $180,599        5.4%    $171,251       26.2%
                                           ========      =====     ========      =====

     Fuel and purchased power costs increased $9.3 million in 1997. Fuel costs used for electric generation increased over 1996 primarily as a result of the lack of available low-cost power on the wholesale market or the lack of available transmission capacity to transport energy to our electric system which increased the need for additional generation by our natural gas units at a higher fuel cost. Consequently, 1997 purchased power costs decreased compared to 1996.

     The increase in 1996 in the cost of fuel used for electric generation is attributable primarily to the higher cost of natural gas in 1996 compared to 1995. The increase in purchased power in 1996 resulted from the increased availability of low-cost power (generally from solid fuel generation) on the wholesale market, primarily due to the substantial increases in natural gas prices.

     Coal and lignite are obtained under long-term contracts. Natural gas is purchased under short-term contracts on the spot market when prices are advantageous. Power is purchased from other utilities when the purchase price is less than the cost to generate and transmission capacity is available to transport the energy to our system. During 1997, 24% of our energy requirements were met with purchased power, compared to 33% in 1996.

     We and the joint owner of one of our electric generating units jointly filed suit in 1997 against a joint venture and its partners who mine lignite for the generating unit. The joint venture has filed counterclaims. The counterclaims caused us and the joint owner to file another suit against the joint venture's parent company. Management believes the counterclaims, if successful, would not have a material adverse effect on our financial position or results of operations. Normal day-to-day operations continue at the mining facility and the jointly-owned electric generating unit.

     During 1996, we constructed natural gas pipelines at three of our power stations where natural gas is used as a primary fuel. These pipelines increase our access to natural gas markets and lower-cost gas supplies. The pipelines are owned and operated by a subsidiary of the Company. Also during 1996, we terminated contracts with our main transporter and supplier of natural gas and replaced them with a base supply contract for approximately one-third of our natural gas requirements. The new natural gas contracts and access to the gas markets afforded by the pipelines are helping to maintain the competitiveness of our generating units.

     The coal for one of our jointly-owned electric generating units is transported under a long-term transportation contract with a railroad. The railroad is experiencing operating problems, which began in 1997 and resulted in reduced volumes delivered to the unit. Coal inventory at the unit is currently below our desired minimum level. Based on the railroad's anticipated delivery schedule of future coal shipments, management anticipates restoration of the coal inventory at the unit to desired levels by July 1998.

NONFUEL OPERATING EXPENSES AND INCOME TAXES

     Changes in nonfuel operating expenses (excluding restructuring charges) for 1997 and 1996 were as follows:

                                                   1997                    1996
                                           --------------------    --------------------
                                              IN        Percent       In        Percent
                                           THOUSANDS    Change     Thousands    Change
                                           ---------    -------    ---------    -------
Other operation..........................   $ (152)      (0.2)%     $(2,994)     (4.4)%
Maintenance..............................   $ (203)      (0.9)%     $   873       3.9%
Depreciation.............................   $2,449        5.6%      $ 2,277       5.5%
Other taxes..............................   $3,827       12.9%      $   532       1.8%
Income taxes.............................   $1,575        6.0%      $   925       3.7%
                                            ------       ----       -------      ----
          Total..........................   $7,496        4.0%      $ 1,613       0.9%
                                            ======       ====       =======      ====

     Total 1997 nonfuel operating expenses, excluding restructuring charges, increased 4.0% over 1996. For more information concerning a $1.9 million restructuring charge incurred in 1997, see "Restructuring Charge" below. Depreciation expense increased primarily due to a full year of depreciation on property additions associated with the Energy Control Center, and planned additions to generation, transmission and distribution facilities. Taxes other than income taxes increased primarily due to the expiration of the property tax exemption discussed below.

     In 1996, total nonfuel operating expenses increased 0.9% compared to 1995. The increase was primarily due to higher depreciation expense and federal and state income taxes which were offset in part by a decrease in costs to operate our electric system. Depreciation expense increased primarily due to property additions associated with the Energy Control Center and transmission and distribution facilities. The increase in federal and state income taxes resulted from an increase in pretax income. Operating costs decreased as a result of reduced co-op acquisition expenses during 1996, and a higher employee incentive expense incurred in 1995. Maintenance expenses increased as a result of additional upkeep to the water plant facilities at the Coughlin Power Station.

     In 1997, a ten-year property tax exemption expired on the Dolet Hills Power Station. Taxes other than income taxes increased primarily due to our share of the increased property taxes on this generating station.

     A number of parishes have attempted in recent years to impose franchise fees on retail revenues earned within the unincorporated areas we serve. If the parishes are ultimately successful, taxes other than income taxes could increase substantially in future years.

RESTRUCTURING CHARGE

     During 1997, we reorganized our electric production staff. The primary objective of this reorganization was to create a centralized power production maintenance workforce. Other initiatives included improving power production operations and providing better service to customers. As a result, approximately 30 employee positions were eliminated, resulting in a charge to earnings of $1,891,000 ($1,248,000 on an after-tax basis), consisting mainly of voluntary severance programs offered to eligible employees.

OTHER INCOME AND INTEREST EXPENSE

     "Other income (expenses), net" increased $0.9 million mainly due to earnings from our nonregulated activities.

     In 1996, "other income (expenses), net" increased $0.2 million as a result of lower charitable donations and other miscellaneous expenses compared to 1995.

     Interest expense for 1997 increased $0.6 million, as compared to 1996. This increase was due to higher average outstanding balances of commercial paper and medium-term notes during 1997 at interest rates similar to 1996, which was partially offset by a decrease in interest on first mortgage bonds because of the redemption in 1996 of $50 million Series Y first mortgage bonds.

     Interest expense decreased $0.2 million in 1996, as compared to 1995, due in part to lower interest rates on short-term debt and variable-rate pollution control bonds. During 1996, $50 million of 9 5/8% first mortgage bonds were redeemed with proceeds from $45 million of medium-term notes issued at a weighted average interest rate of 6.37%.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

     AFUDC represents the estimated cost of financing construction work-in-progress and is not a current source of cash. A return on and recovery of AFUDC is permitted by regulatory bodies in setting rates charged for utility services. AFUDC for 1997 decreased as a result of lower balances of eligible construction work-in-progress. AFUDC for 1996 decreased as a result of lower average construction work-in-progress balances compared to 1995. AFUDC accounted for 0.9% of earnings in 1997, compared to 1.5% in 1996 and 4.5% in 1995.

EARNINGS PER SHARE

     Earnings per average common share have been computed using the weighted average number of shares of common stock outstanding during the year. Earnings per average common share have been restated for the years 1997, 1996, and 1995 to reflect adoption of SFAS No. 128, "Earnings per Share."

FINANCIAL CONDITION
----------------------------

LIQUIDITY AND CAPITAL RESOURCES

     Financing for construction requirements and operational needs is dependent upon the cost and availability of external funds through capital markets and from financial institutions. Access to funds is dependent upon factors such as general economic conditions, regulation and the Company's credit rating.

     From 1990 through 1996, we participated in a program where up to $35 million of our receivables were sold on an ongoing basis. The amount of receivables that could have been sold any time depended upon seasonal fluctuations in the amount of eligible receivables. In December 1996, sales of accounts receivable were reduced to zero and the program was terminated in early 1997. To replace this short-term liquidity program, our committed bank borrowing capacity was increased by $25 million in 1997.

     The Company has an effective shelf registration statement and all regulatory approvals necessary to issue up to $140 million of medium-term notes.

     At December 31, 1997 and 1996, there was $34.2 million and $65.2 million, respectively, of short-term debt outstanding in the form of commercial paper borrowings. Short-term debt decreased as a result of the net increase in medium-term notes outstanding in 1997. Currently, we have a $100 million revolving credit facility, which is scheduled to continue through June 2000, and a $25 million revolving credit facility, which is scheduled to expire in March 1998. We expect to extend the term of the $25 million facility for another year prior to its scheduled expiration date. Both credit facilities support the issuance of commercial paper. Uncommitted lines of credit with banks totaling $20 million are available to meet short-term working capital needs. Additionally, at December 31, 1997, one of our nonregulated consolidated subsidiaries held $12.7 million of cash and marketable securities.

CASH GENERATION AND CASH REQUIREMENTS

     During 1997, cash flows from our operating activities generated $117.8 million as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities resulted from net income, adjusted for noncash charges to income, and changes in working capital. Net cash used in investing activities is related to additions to utility plant, including the purchase of Teche's assets, and changes in utility and nonutility investments. Net cash used in financing activities resulted principally from the payment of dividends to shareholders and the changes in short-term and long-term financing activities.

     In recent years, our construction program has consisted primarily of enhancements to the transmission and distribution systems. Additions to utility plant for 1997 as shown in the Consolidated Statements of Cash Flows include the $22.4 million acquisition of the former business and property of Teche. In 1996, we completed $10 million in additions to our Energy Control Center. Utility expenditures, excluding AFUDC, totaled $54.1 million in 1997 and $60 million in 1996.

     Construction expenditures, excluding AFUDC, for 1998 are estimated to be $54.9 million and for the five-year period ending 2002 are expected to total $253 million. More than half of the planned construction in the five-year period will support line extensions and substation upgrades to accommodate new business and load growth. Some investment will be made to rehabilitate older transmission, distribution and generation assets. We will also continue to invest in technology to allow us to operate more efficiently.

     All of the construction requirements were funded internally in 1997 as compared to 96% in 1996 and 93% in 1995. Substantially all of the construction requirements for 1998 and for the five-year period ended 2002 are expected to be funded internally.

     Other capital requirements in 1996 and 1995 were funded by the issuance of debt.

     Scheduled maturities of debt and preferred stock will total about $15.3 million for 1998 and approximately $121.6 million for the five-year period ending 2002. In 1991, we began a common stock repurchase program, and as part of that program, up to $23 million of common stock may be repurchased in the future. No shares of common stock were repurchased in 1997 or 1996.

     The Company has committed to provide credit support up to $10 million for working capital and electricity or natural gas commodity positions for CLECO ENERGY, L.L.C. Commitments for asset development projects will be made as they occur up to $5 million per year for the next five years.

RETAIL RATES

     Retail rates regulated by the LPSC account for 95% of our 1997 revenues. Fuel costs and monthly fuel adjustment billing factors are subject to audit by the LPSC. In the past, we have sought increases in base rates to reflect the cost of service related to plant facility additions and increases in operating costs. If we were to request an increase in our rates and adequate rate relief were not granted on a timely basis, our ability to attract capital at reasonable costs to finance our operations and capital improvements might be impaired.

     The LPSC elected in 1993 to review the earnings of all electric, gas, water and telecommunications utilities regulated by it to determine whether the returns on equity of these companies may be higher than returns that might be awarded in the current economic environment. In 1996, the LPSC approved a settlement of our earnings review, providing our customers with lower electricity rates.

The first rate decrease of $3 million annually was effective November 1, 1996, with a second decrease of an additional $2 million annually effective January 1, 1998. The terms of this settlement will be effective for a five-year period.

     During the five-year period, which began November 1, 1996, a rate stabilization plan is in place. This plan allows the Company to retain all earnings equating to a regulatory return on equity up to and including 12.25% on its regulated utility operations. Any earnings which result in a return on equity over 12.25%, up to and including 13%, will be shared equally between the Company and our customers, which effectively allows us the opportunity to realize a regulatory rate of return of up to 12.625%. Any earnings above 13% will be refunded fully to customers.

     During the five-year period 1997-2001, our revenues and return on equity will be reviewed each year by the LPSC. If the Company is found to be achieving a regulatory return on equity in any given year which requires a refund to customers, the refund will be made in the form of billing credits during the months of July, August and September following the evaluation period.

     During the five-year rate stabilization period, we will have the right to apply for a rate increase if a significant event affecting our earnings would justify it, such as regulatory or economic changes, major hurricane damage or other unforeseen circumstances. During the period, we will also be able to propose for LPSC consideration any revenue-neutral rate design changes we feel appropriate, such as revenue redistribution among customer classes which may be warranted. During the period, the LPSC may amend or modify any of the settlement's terms should the LPSC determine changes are warranted by the public interest.

     In November 1997, the LPSC issued an order in a generic docket which promulgated new standards for the monthly Fuel Cost Adjustment (FCA) rate filings of electric companies under its jurisdiction. The order adopted new rules and procedures for the monthly FCA computation and changes in reporting of fuel and purchased power costs to be implemented in 1998 after final LPSC approval. Although the order narrows the types of costs that can be included in the FCA, the changes are expected to have no effect upon our financial position or results of operations, as costs no longer includable in the FCA will be granted as an increase in base rates under the provisions of the order.

INFLATION AND FUEL COSTS

     The Company is a capital-intensive electric utility. As such, we are affected by inflation since depreciation, which is based on the historical cost of assets, will in all likelihood not fully reflect the cost of replacing assets. Although the cost of fuel used for electric generation is a major component of total costs, we are not currently exposed to the effects of market fluctuations in fuel prices since fuel costs are currently recovered from customers through fuel adjustment clauses.

YEAR 2000

     We are currently conducting an inventory and evaluation of our computers and computer programs to see how they will be affected by the "year 2000" issue. The issue arises in some computer systems because there is a two-digit representation of the calendar year which is a carryover from earlier generations of computers when data storage costs were at a premium. In this convention, the year 1999 would be represented by "99" and the year 2000 by "00". Computer systems using a two-digit year may improperly calculate due dates, lead times for orders, billing calculations for late payments and interest computations.

     Our operating systems programs and major application programs for accounting, billing, cash management, energy control and materials management are licensed from outside software vendors who provide periodic updates and enhancements to their computer software. We have received and have a schedule for installing modifications from most of these vendors, converting them to a four-digit date, or otherwise resolving the year 2000 problem. Our other vendors are scheduled to provide program modifications in time for us to install them by the end of 1998. In addition, there are more than 1,100 personal computers in use by our employees, a number of computer programs unique to a single or a small group of employees, and a number of analog devices in our communications and power station systems. We have been conducting an inventory of the computer devices and programs used in personal computers and analyzing whether they will need year 2000 modification and will be in compliance by the year 2000.

     Management anticipates the remaining costs of year 2000 compliance of its computer devices and programs will not be significant because of the nature of our business; our operations primarily rely upon the delivery of boiler fuels, electrical materials and supplies, the wholesale market for electricity and its transmission, the financial markets and the banking system. To the extent that any of these markets are seriously affected or disrupted by year 2000 issues, our operations could be adversely affected.

ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local laws and regulations governing the protection of the environment. Violations of these laws and regulations may result in substantial fines and penalties. We have obtained all material environmental permits necessary for our operations and believe we are in substantial compliance with these permits, as well as all applicable environmental laws and regulations. We anticipate that existing environmental rules will not affect operations significantly, but some capital improvements may have to be made in response to new environmental programs expected in the next few years.

     Implementation of Phase I of the Clean Air Act will not require us to reduce sulfur emissions at our solid-fuel generating units, which either burn low-sulfur coal or utilize pollution control equipment. Installation of continuous emission monitoring equipment on our generating units was completed in 1996 at a cost of approximately $3 million. Although Phase II of the legislation, effective in 2000, involves more stringent limits on emissions, these requirements should not significantly affect the operation of our generating units. However, some capital investment may be necessary in order to comply with Phase II requirements. Capital expenditures for environmental matters were $0.4 million in 1997 and are estimated to be $0.6 million for 1998.

REGULATORY MATTERS

     In 1996, the FERC issued rules requiring open access to utilities transmission systems. The open access provisions require FERC-regulated electric utilities to offer third parties access to transmission under comparable terms and conditions as the utilities' use of their own systems. Providing unbundled transmission services to firm-requirements customers may have significant financial consequences to the utility industry. Providing open access for non-firm sales may have significant effects on utility operations. Currently, we have three wholesale full-requirements customers representing about 0.9% of our total kilowatt-hour sales to regular customers.

     Federal and state regulators and legislators are studying potential effects of deregulating the vertically integrated utility systems and providing retail customers a choice of supplier. At this time, it is not possible to predict when, if, or to what extent, retail customers will be able to choose their electric service suppliers. The regulatory requirement to serve customers and industry standards for reliability of electric supply have resulted in the construction of facilities sufficient to meet peak load conditions with a margin for reserve.

     With customer choice, above market costs associated with utility services specifically dedicated to, or used by, departing customers (stranded costs) would have to be paid by the departing customers, absorbed by remaining and new customers or written off by the Company.

     The Company has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of our regulators, pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of the Company could require the Company to discontinue the application of SFAS 71, pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71"

(SFAS 101). At December 31, 1997, the Company had recorded $52.8 million of regulatory assets, net of regulatory liabilities, because of the regulatory requirement to flow through the tax benefits of accelerated deductions to current customers and an implied regulatory compact that future customers would pay when the Company paid the additional taxes. These differences occur over the lives of relatively long-lived assets, up to 30 years or more. Under the current regulatory and competitive environment, the Company believes that these regulatory assets are fully recoverable. However, if in the future, as a result of regulatory changes or increased competition, the Company's ability to recover these regulatory assets would not be probable, then to the extent that these regulatory assets were determined not to be recoverable, the Company would be required to write off or write down these assets.

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

     The Emerging Issues Task Force (EITF) assists the Financial Accounting Standards Board (FASB) in identifying emerging issues affecting financial reporting. In 1997, the EITF reached a consensus in Issue No. 97-4:
"Deregulation of the Pricing of Electricity -- Issues Related to the Application of SFAS No. 71 and No. 101." EITF 97-4 specified that SFAS No. 71 should be discontinued at a date no later than when the details of a transition plan toward the deregulation of electric rates for all or a portion of the entity subject to such plan are known. However, other factors could cause the discontinuation of SFAS No. 71 before that date. Additionally, EITF 97-4 establishes that regulatory assets to be recovered through cash flows derived from another portion of the entity which continues to apply SFAS No. 71 should not be written off, but rather, should continue to be considered regulatory assets of the separable portion which will continue to apply SFAS No. 71.

NEW ACCOUNTING STANDARDS

     Periodically, the FASB issues Statements of Financial Accounting Standards
(SFAS). These standards reflect accounting, reporting and disclosure requirements the Company should follow in the accumulation of financial data and in the presentation of financial statements. The FASB, a nongovernmental organization, is the primary source of generally accepted accounting principles within the United States.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. Adoption of this statement will affect only financial statement presentation and will not affect our financial position or results of operations.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for financial statements for periods beginning after December 15, 1997. Adoption of this statement will affect only financial statement disclosure and will not affect our financial position or results of operations. This Statement need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report to Shareholders includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Report, including, without limitation, the statements under "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Industry Developments,"
"-- Results of Operations," "-- Financial Condition -- Liquidity and Capital Resources," "-- Financial Condition -- Regulatory Matters" and Note K to the Consolidated Financial Statements contain forward-looking statements. Located elsewhere in this Report are forward-looking statements regarding sales growth, capital expenditures, the settlement of our earnings review approved by the LPSC in October 1996, our shelf registration statement, the effect of certain recent FERC regulations, future legislative and regulatory changes affecting electric utilities, and other matters. Although we believe the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties which could cause the actual results to differ materially from our expectations. Forward-looking statements have been and will be made in written documents and oral presentations by management. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in our documents or oral presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

          Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages; unusual maintenance or repairs; unanticipated changes to fuel costs, gas supply costs, or availability constraints due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or gas pipeline system constraints;

          Increased competition in the electric environment, including effects of: industry restructuring, transmission system operation or administration, retail wheeling or cogeneration;

          Regulatory factors such as unanticipated changes in rate-setting policies or procedures; recovery of investments made under traditional regulation; and the frequency and timing of rate increases;

          Financial or regulatory accounting principles or policies imposed by the FASB, the Securities and Exchange Commission, FERC, LPSC, or similar entities with regulatory or accounting oversight;

          Economic conditions, including inflation rates and monetary fluctuations;

          Changing market conditions and a variety of other factors associated with physical energy and financial trading activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, transmission, interest rate and warranty risks;

          Availability or cost of capital resulting from changes in the Company, interest rates, and securities ratings or market perceptions of the electric utility industry and energy-related industries;

          Employee workforce factors, including changes in key executives;

          Legal and regulatory delays and other obstacles associated with mergers, acquisitions or investments in joint ventures;

          Cost and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters; and

          Changes in federal, state or local legislature requirements, such as changes in tax laws or rates or environmental law and regulations.

     The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                             For the Years Ended December 31
                                                        ------------------------------------------
                                                            1997           1996           1995
                                                        ------------   ------------   ------------
                                                        (In thousands, except share and per share
                                                                         amounts)
OPERATING REVENUES....................................     $456,245       $437,121       $396,227
Operating expenses
  Fuel used for electric generation...................      136,009        115,642        108,322
  Power purchased.....................................       44,590         55,609         27,367
  Other operation.....................................       64,618         64,770         67,764
  Restructuring charges...............................        1,891
  Maintenance.........................................       23,286         23,489         22,616
  Depreciation........................................       45,890         43,441         41,164
  Taxes other than income taxes.......................       33,422         29,595         29,063
  Federal and state income taxes......................       27,729         26,154         25,229
                                                         ----------     ----------     ----------
          Total operating expenses....................      377,435        358,700        321,525
                                                         ----------     ----------     ----------
OPERATING INCOME......................................       78,810         78,421         74,702
Interest income.......................................          427            256            219
Allowance for other funds used during construction....          620          1,134          1,912
Other income (expenses), net..........................        1,248            333             74
                                                         ----------     ----------     ----------
INCOME BEFORE INTEREST CHARGES........................       81,105         80,144         76,907
                                                         ----------     ----------     ----------
Interest charges
  Interest on debt and other..........................       27,549         27,492         27,998
  Allowance for borrowed funds used during
     construction.....................................         (169)          (590)        (1,028)
  Amortization of debt discount, premium and expense,
     net..............................................        1,206          1,107          1,234
                                                         ----------     ----------     ----------
          Total interest charges......................       28,586         28,009         28,204
                                                         ----------     ----------     ----------
NET INCOME............................................       52,519         52,135         48,703
Preferred dividend requirements, net..................        2,117          2,074          2,052
                                                         ----------     ----------     ----------
NET INCOME APPLICABLE TO COMMON STOCK.................     $ 50,402       $ 50,061       $ 46,651
                                                         ==========     ==========     ==========
AVERAGE SHARES OF COMMON STOCK OUTSTANDING
  Basic...............................................   22,459,770     22,442,683     22,417,522
                                                         ==========     ==========     ==========
  Diluted.............................................   23,864,031     23,857,967     23,847,119
                                                         ==========     ==========     ==========
EARNINGS PER AVERAGE SHARE
  Basic...............................................        $2.24          $2.23          $2.08
                                                         ==========     ==========     ==========
  Diluted.............................................        $2.18          $2.16          $2.02
                                                         ==========     ==========     ==========
CASH DIVIDENDS PAID PER SHARE OF COMMON STOCK.........        $1.57          $1.53          $1.49
                                                         ==========     ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                   At December 31
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
                                                                   (In thousands)
ASSETS
Utility plant (Notes A and B)
  Property, plant and equipment.............................  $1,506,949    $1,425,547
  Accumulated depreciation..................................    (518,664)     (480,486)
                                                              ----------    ----------
  Net property, plant and equipment.........................     988,285       945,061
  Construction work-in-progress.............................      37,277        49,075
                                                              ----------    ----------
        Total utility plant, net............................   1,025,562       994,136
                                                              ----------    ----------
Investments and other assets (Note D).......................       3,479         8,488
                                                              ----------    ----------
Current assets
  Cash and cash equivalents (Note A)........................      18,015        20,307
  Accounts receivable, net (Note C)
    Customer accounts receivable............................      28,822        23,145
    Other accounts receivable...............................      18,601        20,767
  Notes receivable..........................................         930
  Unbilled revenues.........................................      11,090        11,193
  Fuel inventory, at average cost...........................       8,648         9,366
  Material and supplies inventory, at average cost..........      14,413        17,029
  Other current assets......................................       1,894         2,505
                                                              ----------    ----------
        Total current assets................................     102,413       104,312
                                                              ----------    ----------
Prepayments.................................................       8,331         8,683
                                                              ----------    ----------
Regulatory assets -- deferred taxes (Note J)................     115,285       103,839
                                                              ----------    ----------
Other deferred charges......................................      29,418        28,082
                                                              ----------    ----------
Accumulated deferred federal and state income taxes (Note
  J)........................................................      76,556        74,231
                                                              ----------    ----------
        TOTAL ASSETS........................................  $1,361,044    $1,321,771
                                                              ==========    ==========
CAPITALIZATION AND LIABILITIES
Common shareholders' equity
  Common stock, $2 par value, authorized 50,000,000 shares,
    issued 22,762,754 and 22,760,154 shares at December 31,
    1997 and 1996, respectively (Note F)....................  $   45,525    $   45,520
  Premium on capital stock..................................     113,763       113,702
  Retained earnings.........................................     255,549       240,414
  Treasury stock, at cost, 299,842 and 307,577 shares at
    December 31, 1997 and 1996, respectively................      (6,086)       (6,242)
                                                              ----------    ----------
        Total common shareholders' equity...................     408,751       393,394
                                                              ----------    ----------
Preferred stock (Note H)
  Not subject to mandatory redemption.......................      30,102        30,280
  Subject to mandatory redemption...........................       6,120         6,372
Deferred compensation related to preferred stock held by
  ESOP......................................................     (18,766)      (20,751)
Long-term debt, net (Note E)................................     365,897       340,859
                                                              ----------    ----------
        Total capitalization................................     792,104       750,154
                                                              ----------    ----------
Current liabilities
  Short-term debt (Note E)..................................      34,219        65,161
  Long-term debt due within one year (Note E)...............      15,000        15,000
  Accounts payable..........................................      53,365        50,022
  Customer deposits.........................................      20,172        19,761
  Taxes accrued (Note J)....................................      12,211         5,806
  Interest accrued..........................................       7,681         7,521
  Accumulated deferred fuel.................................       2,965         2,168
  Other current liabilities.................................       5,102         3,252
                                                              ----------    ----------
        Total current liabilities...........................     150,715       168,691
                                                              ----------    ----------
Deferred credits
  Accumulated deferred federal and state income taxes
    (Note J)................................................     296,123       281,684
  Accumulated deferred investment tax credits (Note J)......      29,574        31,364
  Regulatory liabilities -- deferred taxes (Note J).........      62,468        60,058
  Other deferred credits....................................      30,060        29,820
                                                              ----------    ----------
        Total deferred credits..............................     418,225       402,926
                                                              ----------    ----------
Commitments and contingencies (Notes E, F, H, I, J and K)
        TOTAL CAPITALIZATION AND LIABILITIES................  $1,361,044    $1,321,771
                                                              ==========    ==========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              For the Years Ended December 31
                                                              --------------------------------
                                                                1997        1996        1995
                                                              --------    --------    --------
                                                                       (In thousands)
OPERATING ACTIVITIES
  Net income................................................  $ 52,519    $ 52,135    $ 48,703
  Adjustments to reconcile net income to net cash provided
    by operating activities
      Depreciation and amortization.........................    47,719      44,548      42,398
      Allowance for funds used during construction..........      (789)     (1,724)     (2,940)
      Amortization of investment tax credits................    (1,790)     (1,809)     (1,814)
      Deferred income taxes.................................     2,908       3,818       2,854
      Deferred fuel costs...................................       797      (1,483)     (2,463)
      Restructuring charge..................................     1,285
      Loss on disposition of utility plant, net.............      (224)        (20)       (270)
      Changes in assets and liabilities
         Accounts receivable, net...........................    (4,441)    (26,837)     (5,928)
         Unbilled revenues..................................       103      (8,095)     (2,525)
         Fuel, material and supplies inventories............     3,334      (1,877)        611
         Accounts payable...................................     2,058      (1,065)      7,621
         Customer deposits..................................       411          36         212
         Taxes accrued......................................     6,405       3,303        (759)
         Interest accrued...................................       160      (1,388)        611
      Other, net............................................     7,321       1,251       1,343
                                                              --------    --------    --------
         Net cash provided by operating activities..........   117,776      60,793      87,654
                                                              --------    --------    --------
INVESTING ACTIVITIES
  Additions to utility plant................................   (77,525)    (64,425)    (57,839)
  Allowance for funds used during construction..............       789       1,724       2,940
  Sale of utility plant.....................................       417         482         546
  Purchase of investments...................................      (222)       (420)     (2,618)
  Sale of investments.......................................         1         807      14,278
                                                              --------    --------    --------
         Net cash used in investing activities..............   (76,540)    (61,832)    (42,693)
                                                              --------    --------    --------
FINANCING ACTIVITIES
  Issuance of common stock..................................        66         288         379
  Repurchase of common stock................................       (16)        (16)
  Redemption of preferred stock.............................      (252)       (238)       (310)
  Issuance of long-term debt................................    40,000      45,000      25,000
  Retirement of long-term debt..............................   (15,000)    (50,000)    (15,481)
  Increase (decrease) in short-term debt, net...............   (30,942)     42,099      (5,915)
  Dividends paid on common and preferred stock, net.........   (37,384)    (36,408)    (35,453)
                                                              --------    --------    --------
         Net cash provided by (used in) financing
           activities.......................................   (43,528)        725     (31,780)
                                                              --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    (2,292)       (314)     13,181
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............    20,307      20,621       7,440
                                                              --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $ 18,015    $ 20,307    $ 20,621
                                                              ========    ========    ========
Supplementary cash flow information
  Interest paid (net of amount capitalized).................  $ 28,770    $ 29,881    $ 27,744
                                                              ========    ========    ========
  Income taxes paid.........................................  $ 23,752    $ 20,351    $ 24,357
                                                              ========    ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                          COMMON SHAREHOLDERS' EQUITY

                                             For the Years Ended December 31, 1995, 1996 and 1997
                                      -------------------------------------------------------------------
                                          Common Stock          Premium                   Treasury Stock
                                      ---------------------    on Capital     Retained   ----------------
                                        Shares      Amount       Stock        Earnings   Shares     Cost
                                      ----------    -------   ------------    --------   -------   ------
                                              (In thousands, except share and per share amounts)

BALANCE, JANUARY 1, 1995............  22,720,074    $45,440     $113,070      $211,198   329,433   $6,681
Redemptions of preferred stock......                                  39
Incentive stock options exercised...      25,030         50          329
Issuance of treasury stock..........                                   6                 (10,987)    (222)
Dividend requirements, preferred
  stock, net........................                                            (2,052)
Cash dividends paid, common stock,
  $1.49 per share...................                                           (33,401)
Change in unrealized holding loss on
  available-for-sale securities,
  net...............................                                               240
Net income..........................                                            48,703
                                      ----------    -------     --------      --------   -------   ------
BALANCE, DECEMBER 31, 1995..........  22,745,104     45,490      113,444       224,688   318,446    6,459
                                      ----------    -------     --------      --------   -------   ------
Redemptions of preferred stock......                                  31
Incentive stock options exercised...      15,050         30          220
Issuance of treasury stock..........                                   7                 (11,484)    (233)
Incentive shares forfeited..........                                                         615       16
Dividend requirements, preferred
  stock, net........................                                            (2,073)
Cash dividends paid, common stock,
  $1.53 per share...................                                           (34,336)
Net income..........................                                            52,135
                                      ----------    -------     --------      --------   -------   ------
BALANCE, DECEMBER 31, 1996..........  22,760,154     45,520      113,702       240,414   307,577    6,242
                                      ----------    -------     --------      --------   -------   ------
Redemptions of preferred stock......                                  18
Incentive stock options exercised...       2,600          5           38
Issuance of treasury stock..........                                   5                  (8,528)    (172)
Incentive shares forfeited..........                                                         793       16
Dividend requirements, preferred
  stock, net........................                                            (2,118)
Cash dividends paid, common stock,
  $1.57 per share...................                                           (35,266)
Net income..........................                                            52,519
                                      ----------    -------     --------      --------   -------   ------
BALANCE, DECEMBER 31, 1997..........  22,762,754    $45,525     $113,763      $255,549   299,842   $6,086
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

     The consolidated financial statements include the accounts of the Company and all subsidiaries in which the Company holds at least a majority interest. Intercompany balances and transactions are eliminated in consolidation.

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

RECLASSIFICATION

     Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform to the presentation used in the 1997 consolidated financial statements. These reclassifications had no effect on net income applicable to common stock or total common shareholders' equity.

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

     The provision for depreciation is computed using the straight-line method at rates which will amortize the unrecovered cost of depreciable property over its estimated useful life. Annual depreciation provisions expressed as a percentage of average depreciable property were 3.27% for 1997, 3.21% for 1996 and 3.19% for 1995.

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

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

     The capitalization of AFUDC is a utility accounting practice prescribed by the FERC and the LPSC. AFUDC represents the estimated cost of financing construction work-in-progress. AFUDC does not represent a current source of cash, but under regulatory practices, a return on and recovery of AFUDC is permitted in setting rates charged for utility services. The composite AFUDC rate, including borrowed and other funds on a combined basis, for 1997 was 13.97% on a pre-tax basis (8.59% net of tax), 13.33% on a pre-tax basis (8.20% net of tax) for 1996, and 15.10% on a pre-tax basis (9.29% net of tax) for 1995.

DERIVATIVES

     From time to time, the Company or its subsidiaries may limit exposure to interest rate risk or electricity or generator boiler-fuel market price risk by using hedging transactions. In each case, the transactions reflect underlying indebtedness or commodity requirements. No transactions are entered into for speculative purposes. The Company did not engage in any interest rate hedges in 1997 and had no significant amounts of natural gas futures transactions outstanding at December 31, 1997.

RECENT ACCOUNTING STANDARDS

     Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosure about Segments of an Enterprise and Related Information," are required to be implemented during the Company's fiscal year ending December 31, 1998. These pronouncements are not expected to have a significant effect on the Company's consolidated financial condition and results of operations.

EARNINGS PER AVERAGE COMMON SHARE

     Earnings per average common share have been computed using the weighted average number of shares of common stock outstanding during the year. Earnings per average common share have been restated for the years 1997, 1996 and 1995 to reflect the Company's adoption of SFAS No. 128, "Earnings per Share." The following table is a reconciliation of the components in the calculation of basic and diluted earnings per share.

                                          For the year ended December 31
                                     (In thousands, except per share amounts)
                                        1997                              1996
                        ------------------------------------   ---------------------------
                                                       Per-
                          INCOME         SHARES       share      Income         Shares
                        (NUMERATOR)   (DENOMINATOR)   Amount   (Numerator)   (Denominator)
                        -----------   -------------   ------   -----------   -------------
Net income............    $52,519                                $52,135
Less: preferred
 dividend
 requirements, net....     (2,117)                                (2,074)
                          -------                                -------
BASIC EPS
Income available for
 common
 shareholders.........    $50,402        22,460       $2.24      $50,061        22,443
                                                      =====
EFFECT OF DILUTIVE
 SECURITIES
Stock option grants...                        7                                     10
Convertible ESOP
 preferred stock......      1,646         1,397                    1,549         1,405
                          -------        ------                  -------        ------
DILUTED EPS
Income available to
 common shareholders +
 assumed
 conversions..........    $52,048        23,864       $2.18      $51,610        23,858
                          =======        ======       =====      =======        ======

                               For the year ended December 31
                          (In thousands, except per share amounts)
                         1996                    1995
                        ------   ------------------------------------
                         Per-                                   Per-
                        share      Income         Shares       share
                        Amount   (Numerator)   (Denominator)   Amount
                        ------   -----------   -------------   ------
Net income............             $48,703
Less: preferred
 dividend
 requirements, net....              (2,052)
                                   -------
BASIC EPS
Income available for
 common
 shareholders.........  $2.23      $46,651        22,418       $2.08
                        =====                                  =====
EFFECT OF DILUTIVE
 SECURITIES
Stock option grants...                                13
Convertible ESOP
 preferred stock......               1,483         1,416
                                   -------        ------
DILUTED EPS
Income available to
 common shareholders +
 assumed
 conversions..........  $2.16      $48,134        23,847       $2.02
                        =====      =======        ======       =====

NOTE B -- JOINTLY OWNED GENERATING UNITS

     Two electric generating units operated by the Company are jointly owned with other utilities. The Company's proportionate share of operation and maintenance expenses associated with these two units is reflected in the financial statements.

                                                                At December 31, 1997
                                                              -------------------------
                                                              Rodemacher    Dolet Hills
                                                               Unit #2        Unit #1
                                                              ----------    -----------
                                                                 (Dollar amounts in
                                                                     thousands)
Percentage of ownership.....................................        30%            50%
Utility plant in service....................................   $82,251       $272,618
Accumulated depreciation....................................   $39,155       $ 95,312
Unit capability (thousand kilowatts)........................     523.0          650.0
Share of capability (thousand kilowatts)....................     156.9          325.0

NOTE C -- RECEIVABLES

     During 1996, the Company participated in a program in which it sold an ownership interest in certain types of accounts receivable and unbilled revenues. A maximum of $35 million of receivables could be sold at any time and new receivables were sold as previously sold receivables were collected. The Company discontinued selling receivables in late 1996 and terminated its participation in the program in early 1997.

                                          For the year ended
                                             December 31
                                          ------------------
                                           1997       1996
                                          -------    -------
                                            (In thousands)
Receivables sold but not collected (at
  year-end).............................  $     0    $     0
Average amount of receivables sold......  $     0    $33,706
Costs charged to operating expense......  $     0    $ 1,911
Receivables subject to repurchase (at
  year-end).............................  $     0    $     0
Accumulated provision for uncollectible
  accounts (at year-end)................  $   684    $   681

NOTE D -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The amounts reflected in the financial statements at December 31, 1997 and 1996 for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of their short-term nature. The fair value of investments at December 31, 1997 and 1996 is estimated based on quoted market prices for these or similar investments. The fair value of the Company's long-term debt and nonconvertible preferred stock is estimated based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtainable by the Company for debt and preferred stock with similar maturities. The fair value of convertible preferred stock is estimated assuming its conversion into common stock at the market price per common share at December 31, 1997 and 1996, with proceeds from the sale of the common stock used to repay the principal balance of the Company's loan to the ESOP.

                                                                 At December 31
                                                  ---------------------------------------------
                                                          1997                    1996
                                                  ---------------------   ---------------------
                                                  CARRYING   Estimated    Carrying   Estimated
                                                   VALUE     Fair Value    Value     Fair Value
                                                  --------   ----------   --------   ----------
                                                                 (In thousands)
Investments.....................................  $    807    $    807    $    585    $    585
Long-term debt..................................  $381,260    $395,183    $356,260    $364,784
Preferred stock:
  Not subject to mandatory redemption...........  $ 11,336    $ 24,248    $  9,529    $ 15,889
  Subject to mandatory redemption...............  $  6,120    $  5,058    $  6,372    $  5,490

NOTE E -- DEBT

     The Company has revolving credit facilities totaling $125 million. A $100 million facility, which is scheduled to continue to June 15, 2000, and a $25 million facility, which is scheduled to expire on March 19, 1998, provide for uncollateralized borrowings at prevailing interest rates, and the $100 million facility provides for borrowings at interest rates established by competitive bid. Commitment fees are based upon the Company's lowest secured debt ratings and are currently 0.10% on the $100 million facility and 0.05% on the $25 million facility. Compensating balances are not maintained in connection with either revolving credit facility. In addition, various uncommitted borrowing arrangements with banks total $20 million. The banks are not obligated to lend under uncommitted arrangements, and any borrowings are made at negotiated interest rates and are uncollateralized. No fees are paid on any of the uncommitted arrangements, nor are compensating balances required. The weighted average interest rate on short-term debt was 5.97% at December 31, 1997 and 5.56% at December 31, 1996.

     Total indebtedness for the two-year period ended December 31, 1997 was as follows:

                                                                At December 31
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
                                                                (In thousands)
Commercial paper, net.......................................  $ 34,219   $ 65,161
                                                              ========   ========
  Total short-term debt.....................................  $ 34,219   $ 65,161
                                                              ========   ========
First mortgage bonds Series X, 9 1/2%, due 2005.............  $ 60,000   $ 60,000
Pollution control revenue bonds, variable rate, due 2018....    61,260     61,260
Medium-term notes
  9.10%, due 1997...........................................                5,000
  9.15%, due 1997...........................................               10,000
  7.85%, due 2000...........................................    25,000     25,000
  7.55%, due 2004, callable at 100%, 2002...................    15,000     15,000
  7.50%, due 2004, callable at 100%, 2002...................    10,000     10,000
  7.00%, due 2003...........................................    10,000     10,000
  6.90%, due 1998...........................................    15,000     15,000
  5.90%, due 1999...........................................    10,000     10,000
  6.55%, due 2003...........................................    15,000     15,000
  6.33%, due 2002...........................................    25,000     25,000
  5.78%, due 2001...........................................    10,000     10,000
  6.20%, due 2006...........................................    15,000     15,000
  6.42%, due 2001...........................................    15,000     15,000
  6.95%, due 2006...........................................    10,000     10,000
  6.53%, due 2007...........................................    10,000     10,000
  6.32%, due 2006...........................................    15,000     15,000
  6.28%, due 2008, putable at 100%, 1999....................    20,000     20,000
  7.50%, due 2007...........................................    15,000
  7.00%, due 2007...........................................    25,000
                                                              --------   --------
          Total long-term debt..............................  $381,260   $356,260
Amount due within one year..................................   (15,000)   (15,000)
Unamortized premium and discount, net.......................      (363)      (401)
                                                              --------   --------
     Total long-term debt, net..............................  $365,897   $340,859
                                                              ========   ========

                                 1998      1999      2000      2001      2002     Thereafter
                                -------   -------   -------   -------   -------   ----------
                                                       (In thousands)
Amounts payable under long-
  term debt agreements........  $15,000   $30,000   $25,000   $25,000   $25,000    $261,260
                                =======   =======   =======   =======   =======    ========

NOTE F -- COMMON STOCK

     In association with incentive compensation plans in effect during the three-year period ended December 31, 1997, certain officers and key employees were awarded shares of restricted common stock. The cost of the restricted stock awards, as measured by the market value of the common stock at the time of the grant, is recorded as compensation expense during the periods in which the restrictions lapse. Had the Company accounted for the value of these awards after 1994 using an estimate of their "fair value," including the effects of historical volatility of the market price, rather than their "intrinsic value," additional compensation expense of $57,512, $104,272 and $42,154 would have been recorded for the years 1997, 1996 and 1995, respectively.

     The Company makes no charge to expense with respect to the granting of options. At December 31, 1997, all options were exercisable. The number of shares of restricted stock previously granted for which restrictions had not lapsed totaled 50,946 shares.

     Changes in incentive shares for the three-year period ended December 31, 1997 were as follows:

                                                     Incentive Shares
                                      ----------------------------------------------
                                      Option Price     Unexercised     Available for
                                       per Share      Option Shares    Future Grants
                                      ------------    -------------    -------------
Balance, January 1, 1995............                      59,230          757,431
                                                         -------          -------
Options exercised...................     $14.75          (18,230)
                                         $16.78           (6,800)
Restricted stock granted............                                      (11,186)
                                                         -------          -------
Balance, December 31, 1995..........                      34,200          746,245
                                                         -------          -------
Options exercised...................     $14.75           (1,250)
                                         $16.78          (13,800)
Options lapsed......................     $14.75             (750)
Restricted stock granted............                                      (12,751)
Restricted stock forfeited..........                                          615
Incentive stock awarded.............                                       (2,258)
                                                         -------          -------
Balance, December 31, 1996..........                      18,400          731,851
                                         ------          -------          -------
Options exercised...................     $16.78           (2,600)
Restricted stock granted............                                      (20,904)
Restricted stock forfeited..........                                          793
Incentive stock awarded.............                                       (3,701)
                                                         -------          -------
BALANCE, DECEMBER 31, 1997..........                      15,800          708,039
                                                         =======          =======

     The Company's charter and various debt agreements to which the Company is a party contain covenants which restrict the amount of retained earnings that may be distributed as dividends to common shareholders. The most restrictive covenant requires that common shareholders' equity be not less than 35% of total capitalization, including short-term debt. At December 31, 1997, approximately $114.3 million of retained earnings was not restricted.

NOTE G -- SUPPLEMENTARY PROFIT AND LOSS INFORMATION

                                                              For the years ended December 31
                                                              --------------------------------
                                                                1997        1996        1995
                                                              --------    --------    --------
                                                                       (In thousands)
Operating revenue derived from one customer.................  $36,260     $33,359     $28,695
                                                              =======     =======     =======
Other taxes included in the consolidated income
  statements................................................  $33,422     $29,595     $29,063
Other taxes capitalized to plant............................    1,325       1,049       1,010
                                                              -------     -------     -------
Total other taxes...........................................  $34,747     $30,644     $30,073
                                                              =======     =======     =======
Other taxes consist of:
  Parish and municipal property.............................  $21,436     $16,302     $15,868
  State and municipal franchise.............................   10,204      10,434      10,072
  Other.....................................................    3,107       3,908       4,133
                                                              -------     -------     -------
Total other taxes...........................................  $34,747     $30,644     $30,073
                                                              =======     =======     =======

NOTE H -- PREFERRED STOCK

     In connection with the establishment of the ESOP, the Company sold 300,000 shares of 8.125% convertible preferred stock to the ESOP. Each share of preferred stock is convertible into 4.8 shares of common stock. The amount of total capitalization reflected in the consolidated financial statements has been reduced by an amount of deferred compensation expense related to the shares of convertible preferred stock which have not yet been allocated to ESOP participants. The amount shown in the consolidated financial statements for preferred dividend requirements in 1997, 1996 and 1995 has been reduced by $587,000, $658,000 and $716,000, respectively, to reflect the benefit of the income tax deduction for dividend requirements on unallocated shares held by the ESOP.

     Upon involuntary liquidation, preferred shareholders are entitled to receive par value for shares held before any distribution is made to common shareholders. Upon voluntary liquidation, preferred shareholders are entitled to receive the redemption price per share applicable at the time such liquidation occurs plus any accrued dividends.

     Information about the components of preferred stock capitalization is as follows:

                                           Balance               Balance               BALANCE               BALANCE
                                           Jan. 1,              Dec. 31,              DEC. 31,              DEC. 31,
                                            1995      Change      1995      Change      1996      CHANGE      1997
                                          ---------   -------   ---------   -------   ---------   -------   ---------
                                                             (In thousands, except share amounts)
CUMULATIVE PREFERRED STOCK, $100 par
  value
  NOT SUBJECT TO MANDATORY REDEMPTION
    4.50%...............................  $   1,029             $   1,029             $   1,029             $   1,029
    Convertible, Series of 1991,
      variable rate.....................     29,719   $  (229)     29,490   $  (239)     29,251   $  (178)     29,073
                                          ---------   -------   ---------   -------   ---------   -------   ---------
                                          $  30,748   $  (229)  $  30,519   $  (239)  $  30,280   $  (178)  $  30,102
                                          =========   =======   =========   =======   =========   =======   =========
  SUBJECT TO MANDATORY REDEMPTION
    4.50%, Series of 1955...............  $     440   $   (40)  $     400   $   (40)  $     360   $   (40)  $     320
    4.65%, Series of 1964...............      3,360      (140)      3,220      (140)      3,080      (140)      2,940
    4.75%, Series of 1965...............      3,120      (130)      2,990       (58)      2,932       (72)      2,860
                                          ---------   -------   ---------   -------   ---------   -------   ---------
                                          $   6,920   $  (310)  $   6,610   $  (238)  $   6,372   $  (252)  $   6,120
                                          =========   =======   =========   =======   =========   =======   =========
  Deferred compensation related to
    convertible preferred stock held by
    the ESOP............................  $ (24,404)  $ 1,809   $ (22,595)  $ 1,844   $ (20,751)  $ 1,985   $ (18,766)
                                          =========   =======   =========   =======   =========   =======   =========
CUMULATIVE PREFERRED STOCK,
  $100 par value
  Number of Shares
    Authorized..........................  1,416,800    (2,700)  1,414,100    (1,975)  1,412,125    (2,125)  1,410,000
    Issued and Outstanding..............    376,676    (5,389)    371,287    (4,768)    366,519    (4,301)    362,218
                                          =========   =======   =========   =======   =========   =======   =========
CUMULATIVE PREFERRED STOCK,
  $25 par value
  Number of Shares Authorized (None
    outstanding)........................  3,000,000             3,000,000             3,000,000             3,000,000
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

                                       Optional Redemption        Mandatory Redemption
                                       -------------------    ----------------------------
                                              Price              Number of         Price
               Series                       per Share         Shares Annually    per Share
               ------                       ---------         ---------------    ---------
4.50%................................         $101
4.50%, Series of 1955................         $102                   400           $100
4.65%, Series of 1964................         $102                 1,400*          $100
4.75%, Series of 1965................         $100                 1,300*          $100
Convertible, Series of 1991
  Through March 31, 1998.............        $103.25
  Thereafter.........................   $102.4375 to $100

* The Company is required to offer holders of the Series of 1964 the opportunity to redeem 1,400 shares each year and holders of the Series of 1965 the opportunity to redeem 1,300 shares each year. Only shares actually tendered, if any, are required to be redeemed.

NOTE I -- PENSION PLAN AND EMPLOYEE BENEFITS

     Substantially all employees are covered by a noncontributory, defined benefit pension plan. Benefits under the plan reflect an employee's years of service, age at retirement and highest total average compensation for any consecutive five calendar years during the last ten years of employment with the Company. The Company's policy is to fund contributions to the employee pension plan based upon actuarial computations utilizing the projected unit credit method, subject to the Internal Revenue Service's full funding limitation. No contributions to the pension plan were required during the three-year period ended December 31, 1997.

                                                      For the years ended December 31
                                                     ---------------------------------
                                                       1997         1996        1995
                                                     ---------    --------    --------
                                                              (In thousands)
Service costs for benefits earned during the
  period...........................................  $  2,984     $ 3,010     $ 2,498
Interest costs on projected benefit obligation.....     7,288       6,768       6,542
Actual gain on assets..............................   (10,290)     (9,572)     (8,920)
Net amortization and deferral......................      (970)     (1,037)     (1,037)
                                                     --------     -------     -------
Net pension benefit cost...........................  $   (988)    $  (831)    $  (917)
                                                     ========     =======     =======
Actuarial assumptions
  Weighted average discount rate...................      7.00%       7.50%       7.00%
  Rate of increase in future compensation..........      5.00%       5.00%       5.00%
  Rate of return on plan assets....................      9.50%       9.50%       9.50%

     Employee pension plan assets are invested in the Company's common stock, other publicly traded domestic common stocks, U.S. government, federal agency and corporate obligations, an international equity fund, commercial real estate funds and pooled temporary investments.

     The employee pension plan's funded status as determined by the actuary at December 31, 1997 and 1996 is presented in the following table.

                                                                1997         1996
                                                              ---------    --------
                                                                 (In thousands)
Actuarial present value of benefit obligation
  Vested benefits...........................................  $ (91,000)   $(77,769)
  Nonvested benefits........................................     (7,927)     (3,648)
                                                              ---------    --------
  Accumulated benefit obligation............................    (98,927)    (81,417)
  Effect of projected future compensation levels............    (24,155)    (16,307)
                                                              ---------    --------
Projected benefit obligation for service rendered to date...   (123,082)    (97,724)
Plan assets at fair market value............................    163,574     138,672
                                                              ---------    --------
Plan assets in excess of projected benefit obligation.......     40,492      40,948
Unamortized transition asset................................     (7,943)     (9,261)
Unrecognized net gain.......................................    (26,101)    (26,226)
                                                              ---------    --------
Prepaid pension asset.......................................  $   6,448    $  5,461
                                                              =========    ========

     Effective January 1, 1998, the Company changed the method of calculating fair market value of assets to reflect the difference between actual and projected appreciation for the current year ratably over five years. Also, on January 1, 1998, the Company increased the crediting rates for each year of service but limited the maximum number of years of service credited to 35.

     Substantially all employees are eligible to participate in a savings and investment plan (401(k) Plan). The Company makes matching contributions to 401(k) Plan participants by allocating shares of convertible preferred stock held by the ESOP. Compensation expense related to the 401(k) Plan is based upon the value of shares of preferred stock allocated to ESOP participants and the amount of interest incurred by the ESOP, less dividends on unallocated shares held by the ESOP. At December 31, 1997 and 1996, the ESOP had allocated to employees 109,668 and 90,905 shares, respectively.

     The table below contains information about the 401(k) Plan and the ESOP:

                                                         For the years ended December 31
                                                         --------------------------------
                                                           1997        1996        1995
                                                         --------    --------    --------
                                                                  (In thousands)
401(k) Plan expense....................................   $1,453      $1,490      $1,542
                                                          ------      ------      ------
Dividend requirements to ESOP on convertible preferred
  stock................................................   $2,367      $2,378      $2,396
                                                          ------      ------      ------
Interest incurred by ESOP on its indebtedness..........   $1,604      $1,746      $1,905
                                                          ------      ------      ------
Company contributions to ESOP..........................   $1,235      $1,239      $1,071
                                                          ------      ------      ------

     The Company's retirees and their dependents are eligible to receive health, dental and life insurance benefits. The Company recognizes the expected cost of these benefits during the periods in which the benefits are earned.

     The components of net postretirement benefit cost for 1997, 1996 and 1995 were as follows:

                                                          1997      1996      1995
                                                         ------    ------    ------
                                                               (In thousands)
Service costs for benefits earned......................  $  601    $  596    $  639
Interest costs.........................................   1,034       934     1,066
Amortization of transition obligation..................     513       513       513
Amortization of net loss...............................     (82)
                                                         ------    ------    ------
Net postretirement benefit cost........................  $2,066    $2,043    $2,218
                                                         ======    ======    ======

     The financial status of the postretirement benefit plan at December 31, 1997 and 1996, as determined by the actuary, is presented in the following table.

                                                               1997       1996
                                                              -------    -------
                                                                (In thousands)
Accumulated benefit obligation
  Retirees..................................................  $ 8,807    $ 8,169
  Fully eligible participants...............................    3,411      2,581
  Other active participants.................................    3,161      2,591
                                                              -------    -------
Total accumulated benefit obligation........................   15,379     13,341
Unamortized transition obligation...........................   (7,700)    (8,213)
Unrecognized gain...........................................    1,676      3,005
                                                              -------    -------
Accrued unfunded postretirement benefit liability...........  $ 9,355    $ 8,133
                                                              =======    =======

     The assumed health care cost trend rate used to measure the expected cost of benefits was 9.5% in 1997, declining to 5.5% by 2008 and remaining at 5.5% thereafter. The initial health care cost trend rate was reduced from 10% in 1996 to 9.5% in 1997 and resulted in an unrecognized gain. If the health care cost trend rate assumptions were increased by 1%, the accumulated benefit obligation would be $15.7 million at December 31, 1997, and the aggregate of the service and interest cost components of the net periodic cost of health care benefits would be $1.7 million annually. The weighted average assumed discount rate used to measure the accumulated benefit obligation in 1997 was changed from 7.5% to 7.25% and resulted in a minimal unrecognized gain. The weighted average assumed discount rate used to measure the accumulated benefit obligation in 1996 was changed from 7% to 7.5% and, together with a decrease in per capita claims cost, resulted in an unrecognized gain.

NOTE J -- INCOME TAX EXPENSE

     Federal income tax expense is less than the amount computed by applying the statutory federal rate to book income before tax as follows:

                                                  For the years ended December 31
                                        ---------------------------------------------------
                                             1997              1996              1995
                                        ---------------   ---------------   ---------------
                                        AMOUNT      %     Amount      %     Amount      %
                                        -------   -----   -------   -----   -------   -----
                                                   (In thousands, except for %)
Book income before tax................  $80,248   100.0   $78,289   100.0   $73,932   100.0
Tax at statutory rate on book income
  before tax..........................  $28,087    35.0   $27,401    35.0   $25,876    35.0
Increase (decrease):
  Tax effect of AFUDC.................     (276)   (0.3)     (185)   (0.2)   (1,029)   (1.4)
  Amortization of investment tax
     credits..........................   (1,790)   (2.2)   (1,809)   (2.3)   (1,814)   (2.5)
  Tax effect of prior-year tax
     benefits not deferred............      978     1.2       921     1.1       900     1.2
  Other, net..........................   (2,645)   (3.3)   (3,296)   (4.2)   (1,435)   (1.9)
                                        -------   -----   -------   -----   -------   -----
Total federal income tax expense......   24,354    30.4    23,032    29.4    22,498    30.4
                                        -------   -----   -------   -----   -------   -----
Current state income tax expense......    3,375     4.2     3,122     4.0     2,731     3.7
                                        -------   -----   -------   -----   -------   -----
Total federal and state income tax
  expense.............................  $27,729    34.6   $26,154    33.4   $25,229    34.1
                                        =======   =====   =======   =====   =======   =====

     Information about current and deferred income tax expense is as follows:

                                                       1997       1996       1995
                                                      -------    -------    -------
                                                             (In thousands)
Current federal income tax expense..................  $23,236    $21,023    $21,458
Deferred federal income tax expense.................    2,908      3,818      2,854
Amortization of accumulated deferred investment tax
  credits...........................................   (1,790)    (1,809)    (1,814)
                                                      -------    -------    -------
Total federal income tax expense....................   24,354     23,032     22,498
Current state income tax expense....................    3,375      3,122      2,731
                                                      -------    -------    -------
Total federal and state income tax expense..........  $27,729    $26,154    $25,229
                                                      =======    =======    =======
Deferred federal income tax expense attributable to:
  Depreciation......................................  $ 2,733    $ 4,834    $ 3,746
  Storm damages.....................................     (332)        70        (15)
  Asset basis differences...........................   (1,707)       425     (1,213)
  Employee benefits.................................      321       (504)      (558)
  Fuel costs........................................      790       (481)       890
  Reacquired debt...................................    1,037       (238)      (288)
  Other.............................................       66       (288)       292
                                                      -------    -------    -------
  Total deferred federal income tax expense.........  $ 2,908    $ 3,818    $ 2,854
                                                      =======    =======    =======

     The balance of accumulated deferred federal and state income tax assets and liabilities at December 31, 1997 and 1996 was comprised of the tax effect of the following:

                                                1997                    1996
                                        --------------------    --------------------
                                         ASSET     Liability     Asset     Liability
                                        -------    ---------    -------    ---------
                                                       (In thousands)
Depreciation and property basis
  differences.........................  $ 6,978    $132,491     $ 6,851    $129,710
Allowance for funds used during
  construction........................               40,608                  41,564
Investment tax credits................   18,498                  19,617
FASB 109 adjustments..................   42,614     112,562      38,897     101,287
Postretirement benefits other than
  pension.............................    3,266                   3,007
Other.................................    5,200      10,462       5,859       9,123
                                        -------    --------     -------    --------
Accumulated deferred federal and state
  income taxes........................  $76,556    $296,123     $74,231    $281,684
                                        =======    ========     =======    ========

     Regulatory assets recorded for deferred taxes at December 31, 1997 and 1996 were $115.3 million and $103.8 million, respectively. Regulatory liabilities recorded for deferred taxes at December 31, 1997 and 1996 were $62.5 million and $60.1 million, respectively. Regulatory assets and liabilities will be realized over the accounting lives of the related properties to the extent past ratemaking practices are continued by regulators.

NOTE K -- COMMITMENTS AND CONTINGENCIES

     Construction expenditures for 1998 are estimated to be $54.9 million, excluding AFUDC, and for the five-year period ending 2002 are expected to total $253 million, excluding AFUDC. Scheduled maturities of debt and preferred stock will total approximately $15.3 million for 1998 and approximately $121.6 million for the five-year period ending 2002.

     The Company has entered into various long-term contracts for the procurement of coal and lignite to fuel certain of its generating stations. These contracts contain provisions for price changes, minimum purchase levels and other financial commitments. The Company purchases, as an additional fuel source for generation, natural gas under short-term contracts on the spot market.

     The Company and another utility filed suit against a joint venture and its partners who mine lignite for one of the Company's jointly-owned electric generating units. The joint venture has filed counterclaims. The counterclaims resulted in the filing of another suit by the Company and the other utility against the joint venture's parent company. Management believes the counterclaims, if successful, would not have a material adverse effect on the Company's financial position or results of operations. Normal day-to-day operations continue at the mining facility and the Company's electric generating unit.

     The coal for one of the Company's jointly-owned electric generating units is transported under a long-term transportation contract with a railroad. The railroad is overcoming operating problems, which began in 1997 and resulted in reduced volumes delivered to the unit. Coal inventory at the unit is currently below the Company's desired minimum level. Based on the railroad's anticipated delivery schedule of future coal shipments, management anticipates restoration of the coal inventory at the unit to desired levels by July 1998.

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

     The Company has committed to provide credit support up to $10 million for working capital and electricity or natural gas commodity positions for CLECO ENERGY, L.L.C. Commitments for asset development projects will be made as they occur up to $5 million per year for the next five years.

     The Company has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of its regulators, pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of the Company could require the Company to discontinue the application of SFAS 71, pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS 101). At December 31, 1997, the Company recorded $52.8 million of regulatory assets, net of regulatory liabilities, because of the regulatory requirement to flow through the tax benefits of accelerated deductions to current customers and an implied regulatory compact that future customers would pay when the Company paid the additional taxes. These differences occur over the lives of relatively long-lived assets, up to 30 years or more. Under the current regulatory and competitive environment, the Company believes that these regulatory assets are fully recoverable. However, if in the future, as a result of regulatory changes or increased competition, its ability to recover these regulatory assets would not be probable, then to the extent that such regulatory assets were determined not to be recoverable, it would be required to write off or write down such assets.

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

     The Emerging Issues Task Force (EITF) assists the Financial Accounting Standards Board (FASB) in identifying emerging issues affecting financial reporting. In 1997, the EITF reached a consensus in Issue No. 97-4:
"Deregulation of the Pricing of Electricity -- Issues Related to the Application of SFAS No. 71 and No. 101." EITF 97-4 specified that SFAS No. 71 should be discontinued at a date no later than when the details of a transition plan toward the deregulation of electric rates for all or a portion of the entity subject to such plan are known. However, other factors could cause the discontinuation of SFAS No. 71 before that date. Additionally, EITF 97-4 establishes that regulatory assets to be recovered through cash flows derived from another portion of the entity which continues to apply SFAS No. 71 should not be written off, but rather, should continue to be considered regulatory assets of the separable portion which will continue to apply SFAS No. 71.

NOTE L -- MISCELLANEOUS FINANCIAL INFORMATION (UNAUDITED)

     Quarterly information for 1997 and 1996 is shown in the following table.

                                                                    1997
                                             ----------------------------------------------------
                                               1ST           2ND            3RD            4TH
                                             QUARTER       QUARTER        QUARTER        QUARTER
                                             -------       --------       --------       --------
                                                  (In thousands, except per share amounts)
Operating revenues.........................  $97,668       $105,324       $138,099       $115,154
Operating income...........................  $14,798       $ 18,459       $ 28,624       $ 16,929
Net income applicable to common stock......  $ 7,002       $ 10,744       $ 22,360       $ 10,296
Basic earnings per average common
  share(2).................................  $  0.31       $   0.48       $   1.00       $   0.45
Diluted earnings per average common
  share(2).................................  $  0.31       $   0.47       $   0.95       $   0.45
Dividends paid per common share............  $ 0.385       $  0.395       $  0.395       $  0.395
Market price per share
  High.....................................  $    28       $     28 1/8   $     28 7/16  $     33 1/8
  Low......................................  $    26       $     24 3/4   $     25 13/16 $     25 9/16

                                                                     1996
                                              ----------------------------------------------------
                                                1st           2nd            3rd            4th
                                              Quarter       Quarter        Quarter        Quarter
                                              -------       --------       --------       -------
                                                    (In thousands, except per share amounts)
Operating revenues(1).......................  $99,042       $113,303       $130,477       $94,299
Operating income............................  $16,747       $ 21,566       $ 27,190       $12,918
Net income applicable to common stock.......  $ 9,516       $ 14,026       $ 20,379       $ 6,140
Basic earnings per average common share(2)..  $  0.42       $   0.63       $   0.91       $  0.27
Diluted earnings per average common
  share(2)..................................  $  0.41       $   0.61       $   0.87       $  0.27
Dividends paid per common share.............  $ 0.375       $  0.385       $  0.385       $ 0.385
Market price per share
  High......................................  $    27 3/4   $     27 3/8   $     27 1/4   $    29 1/4
  Low.......................................  $    25 3/8   $     25 1/8   $     25 3/8   $    26 1/8

---------------

(1) Certain prior-period amounts have been reclassified to conform with the presentation shown in the current year's financial statements. These classifications had no effect on net income applicable to common stock or common shareholders' equity.

(2) Earnings per average common share have been restated to reflect the Company's adoption of SFAS No. 128, "Earnings per Share."

     The Company's common stock is listed for trading on the New York and Pacific stock exchanges under the ticker symbol "CNL." The Company's preferred stock is not listed on any stock exchange. On December 31, 1997, the Company had 11,088 common and 174 preferred shareholders, as determined from the records of the transfer agent.

     On January 23, 1998, the Company's Board of Directors declared a quarterly dividend of 39 1/2 cents per share, payable February 15, 1998, to common shareholders of record on February 2, 1998. Preferred dividends were also declared, payable March 1, 1998, to preferred shareholders of record on February 15, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Central Louisiana Electric Company, Inc.

     We have audited the accompanying consolidated balance sheets of Central Louisiana Electric Company, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Louisiana Electric Company, Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.
COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
January 27, 1998